  Exhibit 99.1

FIRST MINING GOLD

TSX: FF

OTCQX: FFMGF

FRANKFURT: FMG

ANNUAL INFORMATION FORM

For the year ended December 31, 2019

Date: March 30, 2020

2070 – 1188 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6E 4A2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

CONTENTS
Important information about this document	4
Reporting currency and financial information	4
Caution about forward-looking information	4
Examples of forward-looking information in this AIF	5
Material risks	6
Material assumptions	7
National Instrument 43-101 definitions	8
Glossary of units	10
Glossary of elements	10
Cautionary note to US investors	11
About First Mining	12
Vision and strategy	12
General overview of our business	13
Major developments	16
Recent developments	20
Significant acquisitions	21
Corporate organization	21
Our projects	22
Material Properties	23
Springpole	23
Technical report	23
Project description, location and access	23
History	25
Geological setting, mineralization and deposit types	26
Exploration	27
Drilling	27
Sampling, analysis and data verification	28
Mineral processing and metallurgical testing	31
Mineral resource estimates	33
Mining methods	34
Processing and recovery operations	36
Infrastructure, permitting and compliance activities	37
Capital and operating costs	38
Exploration, development and production	42
Recent developments	42
Goldlund	43
Technical report	43
Project description, location and access	43
History	44
Geological setting, mineralization and deposit types	45
Exploration	46
Drilling	46
Sampling, analysis and data verification	49
Mineral processing and metallurgical testing	60
Mineral resource estimates	60
Recent developments	62
Cameron	67
Technical report	67
Project description, location and access	67
History	68
Geological setting, mineralization and deposit type	69
Exploration	69
Drilling	70
Sampling, analysis and data verification	70
Mineral processing and metallurgical testing	75
Mineral resource estimates	76

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Pickle Crow	78
Technical report	78
Project description, location and access	78
History	79
Geological setting, mineralization and deposit types	80
Exploration	81
Drilling	82
Sampling, analysis and data verification	83
Mineral processing and metallurgical testing	86
Mineral resource estimates	89
Recent activities	91
Recent developments	93
Hope Brook	94
Technical report	94
Property description, location and access	94
History	95
Geological setting, mineralization and deposit types	96
Exploration	97
Drilling	97
Sampling, analyses and data verification	98
Mineral processing and metallurgical testing	101
Mineral resource estimates	101
Non-material properties	103
Risks that can affect our business	106
Types of risk	106
Exploration, development, production and operational risks	106
Financial risks	111
Political risks	115
Regulatory risks	117
Environmental risks	118
Industry risks	119
Other risks	120
Investor information	126
Share capital	126
Common shares	126
Preferred shares	127
Security-based compensation and convertible securities	127
Material contracts	128
Market for our securities	128
Trading activity	129
Our team	130
Audit Committee information	136
Interests of experts	139
Legal counsel	141
Additional information	141
Appendix A – Audit Committee Charter	142

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Important information about this document

This annual information form (“AIF”) provides important information about the Company. It describes, among other things, our history, our markets, our exploration and development projects, our mineral resources, sustainability, our regulatory environment, the risks we face in our business and the market for our shares.

Throughout this document, the terms we, us, our, the Company and First Mining mean First Mining Gold Corp. and its subsidiaries, in the context.

Information on our website is not part of this AIF, nor is it incorporated by reference herein. Our filings on SEDAR are also not part of this AIF, nor are they incorporated by reference herein.

Reporting currency and financial information

The reporting currency of the Company is Canadian dollars. Unless we have specified otherwise, all dollar amounts (“$”) referred to in this AIF are in Canadian dollars. Any references to “US$” mean United States (US) dollars.

Caution about forward-looking information

This AIF includes statements and information about our expectations for the future. When we discuss our strategy, business prospects and opportunities, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under applicable securities laws. We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

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It typically includes words and phrases about the future, such as expect, believe, estimate, anticipate, plan, intend, predict, goal, target, forecast, project, scheduled, potential, strategy and proposed (see examples listed below).

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It is based on a number of material assumptions, including those we have listed below, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, because of the risks associated with our business. We list a number of these material risks on the next page. We recommend you also review other parts of this AIF, including the section “Risks that can affect our business” starting on page 2, which discuss other material risks that could cause our actual results to differ from current expectations.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects. It may not be appropriate for other purposes. We will not update or revise this forward-looking information unless we are required to do so by applicable securities laws.

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Examples of forward-looking information in this AIF

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statements regarding future acquisitions of mineral properties

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statements relating to our vision and strategy

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our intention to eventually pay a dividend to our shareholders

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our intention to de-risk our material assets through exploration, drilling, calculating resource estimates, conducting economic studies and other activities

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our intention to utilize our management team’s expertise to successfully permit and construct producing mines at our material assets

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statements relating to the criteria we will use when assessing potential acquisitions

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our belief that we will continue to be able to locate and retain professionals with the necessary specialized skills and knowledge

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statements regarding our intention and ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development

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our ability to raise the capital necessary to fund our operations and the potential development of our properties

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statements regarding future share issuances under our at-the-market equity program

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our ability to obtain the resources to conduct exploration and development activities on our properties

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our belief that the policies and procedures implemented by our executive management team provide a safe working environment for all of our employees, consultants, contractors and stakeholders

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statements regarding shifts in gold demand

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our ability to work with the various Indigenous communities in relation to the development of our projects

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our intention to construct a low-profile, resource access road to connect the Hope Brook Project to the Burgeo Highway or Highway 480

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statements regarding the completion of a Pre-Feasibility Study for the Springpole Project

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our intention to continue to make expenditures to ensure compliance with applicable laws and regulations

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statements regarding potential increases in the ultimate recovery of gold and silver from our properties, including the Springpole Project

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statements regarding regulatory approval and permitting, including but not limited to the Environmental Assessment process currently underway at the Springpole Project

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statements regarding additional drilling planned for the Main Zone at the Goldlund Project

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our intentions and expectations regarding exploration at any of our mineral properties

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forecasts relating to mining, development and other activities at our operations

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forecasts relating to market developments and trends in global supply and demand for gold

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future royalty and tax payments and rates

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future work on our non-material properties

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our mineral reserve and mineral resource estimates

Material risks

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exploration, development and production risks

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operational hazards

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global financial conditions

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commodity price fluctuations

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availability of capital and financing on acceptable terms

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we have no history of commercially producing metals from our mineral exploration properties

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our mineral reserve and resource estimates may not be reliable, or we may encounter unexpected or challenging geological, hydrological or mining conditions

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our exploration plans may be delayed or may not be successful

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we may not be able to obtain or maintain necessary permits or approvals from government authorities

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we may be affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

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there may be defects in, or challenges to, title to our properties

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we may lose our interest in certain projects if we fail to make certain required payments or minimum expenditures

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we may be unable to enforce our legal rights under our existing agreements, permits or licences, or may be subject to litigation or arbitration that has an adverse outcome

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we may be adversely affected by currency fluctuations, volatility in securities markets and volatility in mineral prices

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accidents or equipment breakdowns may occur

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the cyclical nature of the mining industry

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there may be changes to government regulations or policies, including tax and trade laws and policies

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we may be adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

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our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, may prove to be inaccurate

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we may be impacted by natural phenomena, including inclement weather, fire, flood and earthquakes

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our operations may be disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents or equipment, equipment failure, lack of tailings capacity, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risk

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uncertainties and substantial expenditures related to determining whether mineral resources or mineral reserves exist on a property

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future sales by existing shareholders could reduce the market price of our shares

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we may be impacted by public health crises, such as the COVID-19 novel coronavirus (“COVID-19”) outbreak

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Material assumptions

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the assumptions regarding market conditions upon which we have based our capital expenditure expectations

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the availability of additional capital and financing on acceptable terms, or at all

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our mineral reserve and resource estimates and the assumptions upon which they are based are reliable

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the success of our exploration plans

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our expectations regarding spot prices and realized prices for gold and other precious metals

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market developments and trends in global supply and demand for gold meeting expectations

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our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates

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our reclamation expenses

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the geological conditions at our properties

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our ability to satisfy payment and minimum expenditure obligations in respect of certain of our properties

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our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals without undue delay

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our operations are not significantly disrupted as a result of natural disasters, governmental or political actions, public health crises, such as the COVID-19 outbreak, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to our activities, equipment failure, labour shortages, ground movements, transportation disruptions or accidents or other exploration and development risks

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our ability to support stakeholders necessary to develop our mineral projects

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the accuracy of geological, mining and metallurgical estimates

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maintaining good relationships with the communities in which we operate

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National Instrument 43-101 definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”).

Mineral Resource
The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource
The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource
The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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Inferred Mineral Resource
The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

Qualified Person
The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

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Glossary of units

Unit	Abbreviation
centimetre(s)	cm
cubic metre(s)	m3
day	d
degree(s)	°
foot/feet (as context requires)	ft.
gram(s)	g
grams per tonne	g/t
hectare(s)	ha
kilogram(s)	kg
kilometre(s)	km
metre(s)	m
micrometre(s)	µm
million ounces	Moz.
million tonnes	Mt
ounce(s)	oz.
ounce(s) per tonne	oz./t
parts per million	ppm
square kilometre(s)	km2
square metre(s)	m2
tonne(s)	t
tonnes per cubic metre	t/m3

Glossary of elements

Element	Abbreviation
copper	Cu
gold	Au
silver	Ag

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Cautionary note to US investors

Technical disclosure contained or incorporated by reference in this AIF has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with NI 43-101 and the CIM Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and mineral reserve and resource information contained or incorporated by reference in this AIF may not be comparable to similar information disclosed by US companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.

Under US standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves” should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under SEC standards. Accordingly, mineral reserve estimates included in this AIF may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by US standards in documents filed with the SEC.

Our US investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with information made public by companies that report in accordance with US standards.

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About First Mining

First Mining Gold Corp. is a Canadian-focused gold exploration and development company that was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp. and a co-founder of First Quantum Minerals Ltd. We are advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated Mineral Resource categories and 3.8 million ounces of gold in the Inferred Mineral Resource category.

Our primary focus is the development and permitting of our Springpole Gold Project (the “Springpole Project”) and the advanced exploration of our Goldlund Gold Project (the “Goldlund Project”), both located in northwestern Ontario. The Company’s eastern Canadian property portfolio also includes the Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. The project hosts 4.67 million ounces gold in the Indicated Mineral Resource category and 0.23 million ounces gold in the Inferred Mineral Resource category. We have begun consultation efforts with local Indigenous communities within the area of the Springpole Project to support the federal and provincial Environmental Assessment (“EA”) processes that are currently underway. These consultation efforts will be ongoing throughout the EA process.

Goldlund is an advanced exploration stage asset where drilling in 2020 is planned to define both the extension of the existing resource area and to better define the regional scale potential of the project. The Goldlund Project hosts 0.81 million ounces gold in the Indicated Mineral Resource category and 0.88 million ounces gold in the Inferred Mineral Resource category.

We are publicly listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “FF”, in the US on the OTC-QX under the trading symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. Our management team has decades of experience in evaluating, exploring and developing mineral assets.

First Mining Gold Corp. (TSX: FF; OTC-QX: FFMG; Frankfurt: FMG)

Head Office:	Registered & Records Office
First Mining Gold Corp.	Bennett Jones LLP
Suite 2070,	Suite 2500, Park Place
1188 West Georgia Street	666 Burrard Street
Vancouver, BC V6E 4A2	Vancouver, BC V6C 2X8
Canada	Canada
Telephone: 604.639.8848

Vision and strategy

We hold a portfolio of 24 mineral assets in Canada, Mexico and the United States, with a focus on gold. Our vision is to advance our material assets toward a construction decision and, ultimately, to production.

To achieve this goal, our strategy is to:

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de-risk our material assets through exploration, drilling, calculating resource estimates, conducting engineering, environmental and economic studies and other activities;

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surface value for our portfolio of assets by finding partners to help advance them by committing financial and human capital to advance and de-risk them;

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utilize our management team’s expertise to successfully permit, finance and construct producing mines at our material assets, either on our own or with financial or operating partners; and

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continue to grow our asset base by acquiring additional mineral assets.

We may acquire additional mineral assets in the future. We consider the following criteria when assessing potential acquisition targets:

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Quality of asset – we consider factors such as economics, grade, size and exploration potential, metallurgy and mineability (eg. strip ratio) when assessing a new mineral property.

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Location – we are focused on assets located in politically stable and mining friendly jurisdictions.

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Compatibility with our existing asset base – we consider whether a project can improve the economic or strategic value of our existing projects.

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Availability of infrastructure – we consider whether the project has good access to power, water, highways, ports and a labour force.

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Holding costs – we take into account the holding costs (eg. assessment work requirements) and annual taxes payable on the mineral claims when deciding whether to acquire a new mineral property.

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Valuation – we look for attractively valued resources to add to our portfolio.

General overview of our business

We are in the exploration and development stage, and we do not currently own any producing properties. Consequently, we have no current operating income or cash flow from our properties, nor have we had any income from operations in the past three financial years. At this time, our operations are primarily funded by equity subscriptions.

An investment in First Mining is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties. We encourage readers to carefully consider the risk factors that are set out in this AIF in the section “Risks that can affect our business” which starts on page 107.

Principal products

We are currently in the exploration and development stage and do not produce or sell mineral products. Our principal focus is on gold.

Specialized skills and knowledge

Our business requires individuals with specialized skills and knowledge in the areas of geology, drilling, geophysics, geochemistry, metallurgy, engineering and mineral processing, implementation of exploration programs, mining engineering, acquisitions, capital raising, mine finance, accounting, and environmental compliance. In order to attract and retain personnel with such skills and knowledge, we maintain competitive remuneration and compensation packages. To date, we have been able to locate and retain such professionals in Canada and in the US, and we believe we will be able to continue to do so.

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Competitive conditions

The precious metal mineral exploration and mining industry is very competitive in all phases of exploration and development, and we compete with numerous other companies and individuals in the search for, and the acquisition of, attractive precious metal mineral properties. Our ability to acquire mineral properties depends, to a large part, on our success in exploring and developing our current properties and on our ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development.

As a result of the competitors in our industry, many of whom have greater financial resources than us, the Company may be unable to acquire attractive mineral properties in the future on terms it considers acceptable. We also compete with other companies when it comes to: (a) raising the capital necessary to fund our operations and the potential development of our properties; and (b) obtaining the resources to conduct exploration and development activities on our properties.

As a result of this competition, we may at times compete with other companies that have greater financial resources and technical facilities, and we may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labour, which means that there may be times where we are unable to attract or retain qualified personnel. As well, we cannot assure you that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to us.

Cycles

The mining business is subject to commodity price cycles. The gold market, late in 2010, made significant gains in terms of US dollars but remained volatile throughout 2011 and suffered significant declines in 2013 and 2014. The financial markets for mining in general and mineral exploration and development in particular, continued to be weak through to the end of 2019 and, as a result of the COVID-19 crisis and the response of governments and private actors to COVID-19, markets are experiencing extreme volatility as of the date of this AIF. The long-term effects of this pandemic on financial markets and the economy in general is at present unknown. If the global economy stalls and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of many of our current properties and may result in First Mining ceasing work on, or dropping its interest in, some or all of our properties. As we do not carry on production activities, our ability to fund ongoing exploration is affected by the availability of financing (and particularly equity financing) which, in turn, is affected by the strength of the economy and other general economic factors.

In addition, our mineral exploration activities may be subject to seasonality due to adverse weather conditions at our project sites. Drilling and other exploration activities on our properties may be restricted during the winter season as a result of various weather-related factors including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice or other weather-related factors.

Economic dependence

Our business is dependent on the acquisition, exploration, development and operation of mineral properties. We are not dependent on any contract to sell our products or services or to purchase the major part of our requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which our business depends.

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Employees

As of the date of this AIF, we have 22 full-time employees, and we utilize consultants and contractors as needed to carry on many of our activities and, in particular, to supervise and carry out the work programs at our mineral projects.

Environmental protection

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters.

We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our projects. We conduct our mineral exploration activities in compliance with applicable environmental protection legislation. A reclamation liability amount of $2.4 million was recorded in our audited annual financial statements for the year ended December 31, 2019 with respect to our Pickle Crow gold project in Ontario. We are not aware of any existing environmental issues relating to any of our properties that may result in material liability to First Mining.

New environmental laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse effect on us, both financially and operationally, by potentially increasing capital and/or operating costs and delaying or preventing the development of our mineral properties.

We believe that the policies and procedures implemented by our executive management team provide a safe working environment for all our employees, consultants, contractors and stakeholders. We recognize that safety and environmental due diligence are significant contributors to long-term sustainability of our operations and support our objective of projects being completed in a cost effective and timely manner with excellent quality control.

Bankruptcy and similar procedures

There are no bankruptcies, receivership or similar proceedings against us, nor are we aware of any such pending or threatened proceedings. We have not commenced any bankruptcy, receivership or similar proceedings during our history.

Foreign operations

We currently hold an interest in certain non-material exploration stage mineral resource properties located in Mexico and the United States. Such properties are exposed to various degrees of political, economic and other risks and uncertainties. See “Risks that can affect our business” starting on page 107.

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Major developments

2017	2017

January

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We announced the release of an initial mineral resource estimate for our Goldlund Project.

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We announced the commencement of a 27,000 m drilling campaign at our Goldlund Project, focused on in-fill and resource expansion of Zone Seven (the “2017 Goldlund Drill Program”).

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We announced the completion of our Fall 2016 drilling program at our Pickle Crow Gold Project (the “Pickle Crow Project”), which consisted of nine holes comprising approximately 1,300 m of drilling, and the completion of a metallurgical diamond drill program at our Springpole Project.

March

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We announced the release of an updated mineral resource estimate for our Cameron Gold Project.

April

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We announced the assay results from the first 12 holes of Phase 1 of the 2017 Goldlund Drill Program.

May

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We announced the second and third sets of assay results from Phase 1 of the 2017 Goldlund Drill Program.

June

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We announced the fourth set of assay results from Phase 1 of the 2017 Goldlund Drill Program.

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We announced that we had received approval from the TSX to graduate from the TSX Venture Exchange to the TSX, and our common shares commenced trading on the TSX.

July

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We announced the fifth and sixth sets of assay results from Phase 1 of the 2017 Goldlund Drill Program.

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 We announced the commencement of Phase 2 of the 2017 Goldlund Drilling Program to identify new areas of gold mineralization and to expand the overall resource base at the Goldlund Property, with data from Phases 1 and 2 to be incorporated into a new mineral resource estimate for the Goldlund Project.

2018	2018

January

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We announced a new corporate strategy to focus on advancing our existing properties to maximize shareholder value, and we changed our name to “First Mining Gold Corp.” Or shares commenced trading on the TSX under the new corporate name on January 11th, and our ticker symbol remained as “FF”.

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In connection with our new corporate strategy, we announced the appointment by our Board of Mr. Jeff Swinoga as the Company’s new Chief Executive Officer (“CEO”). Mr. Swinoga succeeded Dr. Chris Osterman as CEO, and Dr. Osterman assumed the role of Chief Operating Officer of the Company to focus on the development of our projects. Mr. Patrick Donnelly remained as President of the Company.

February

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We announced assay results from Phase 2 of the 2017 Goldlund Drill Program.

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We announced that we had signed a negotiation protocol agreement (the “Negotiation Protocol”) with the Lac Seul First Nation, the Slate Falls

February (continued)

First Nation and the Cat Lake First Nation in Ontario (together, the “Shared Territory Protocol Nations”). Under the Negotiation Protocol, First Mining and the Shared Territory Protocol Nations have agreed to work together in a responsible, cooperative and productive manner in relation to the development of our Springpole Project ("Springpole").

March

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We announced that a Project Description for Springpole had been submitted to, and subsequently accepted by, the Canadian Environmental Assessment Agency (the “Agency”). The acceptance of the Project Description by the Agency initiates the screening process to determine whether a federal Environmental Assessment is required for Springpole.

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We announced the departure of Patrick Donnelly as First Mining’s President, and the assumption of the role of President by Jeff Swinoga, with Mr. Swinoga becoming the Company’s President and CEO. We also announced the appointment of Mr. Swinoga to the Board.

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Major developments (continued)

2018	2018
April

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We announced further assay results from Phase 2 of the 2017 Goldlund Drill Program.

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We announced the successful completion of a geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the three coffer dams that will be required for the Springpole Project, with preliminary findings that indicate that the bedrock beneath the proposed coffer dams should provide a competent foundation.

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We announced that we had entered into a voluntary agreement with the Ministry of the Environment and Climate Change in Ontario to complete certain requirements under the Ontario Environmental Assessment Act. This marks the commencement of a Provincial Individual Environmental Assessment for the Springpole Project.

May

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We announced the fourth and final set of assay results from Phase 2 of the 2017 Goldlund Drill Program.

June

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We announced the commencement of a metallurgical study on our Springpole Project by M3 Engineering and Technology Corporation (“M3”). The primary purpose of this metallurgical study is to determine the optimal flow sheet for Springpole. A secondary focus of the study is to attempt to improve the recovery of gold for the current Whole-Ore Carbon-in-Pulp (“CIP”) flowsheet developed in the 2017 PEA as well as optimize recovery for the flotation flowsheet being investigated.

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We commenced a regional exploration diamond drilling campaign at the Goldlund Project (the “2018 Goldlund Regional Drilling Program”), consisting of approximately 13 holes totaling 1,850 metres, designed to test the extension of the known mineralized trend approximately 10 kilometres northeast of the mineralized material of the current resource area.

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We announced that the final Environmental Impact Statement (“EIS”) Guidelines for the Springpole Project had been issued by the Canadian Environmental Assessment Agency. The final EIS Guidelines outline federal information requirements for the preparation of the EIS and were

June (continued)

prepared taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public.

July

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We announced the commencement of permitting for the construction of a low-profile, resource access road to connect our Hope Brook gold project in southeast Newfoundland, Canada (the “Hope Brook Project”) to the Burgeo Highway or Highway 480.

August

●
We announced that we had entered into an option agreement with Gainey Capital Corp. (“Gainey”) pursuant to which Gainey was granted a four-year option to earn a 100% interest in our Las Margaritas gold property located in Durango, Mexico (the “Margaritas Property”) in exchange for certain annual share and/or cash payments to First Mining and annual exploration expenditure requirements, and we retained a 2% NSR royalty on the Margaritas Property. Gainey may buy back 1% of this NSR royalty up until the first anniversary of commercial production at the property by paying us US$1 million.

September

●
We announced final fire assay results for all eight holes drilled at the Miller prospect and partial metallic screen fire assay results for some of these holes. In addition to drilling the Miller prospect, we completed seven diamond drillholes at the Eaglelund prospect, and one diamond drillhole at the Miles prospect for a total of 688 m drilled in the 2018 Goldlund Regional Drilling Program.

October

●
We announced the departure of Jeff Swinoga as our President and CEO, and the appointment of David Shaw, one of our directors, as interim CEO until a permanent CEO for the Company had been identified by the Board.

December

●
We announced the appointment of Daniel Wilton as the Company’s new Chief Executive Officer, effective as of January 7, 2019, to replace David Shaw who had been acting as interim CEO. Dr. Shaw continued to serve◦as◦a◦director◦of◦the◦Company.

Page17

Major developments (continued)

2019	2019

February

●
We announced positive interim metallurgical test results for our Springpole Project that indicated the potential for significant increases in the ultimate recovery of both gold and silver from the project. This updated metallurgical work achieved total recoveries of 90.6% for gold and 95.1% for silver through flotation followed by separate cyanide leaching of both concentrate and flotation tails.

March

●
We announced the results of an updated mineral resource estimate for our Goldlund Project. Details of the updated resource estimate may be found in the section of this AIF entitled “Material Properties – Goldlund”.

April

●
We filed a technical report for the updated mineral resource estimate on our Goldlund Project that was prepared by WSP Canada Inc. in accordance with NI 43-101. The report, which is titled “Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, ON” and is dated April 1, 2019, can be found under our SEDAR profile at www.sedar.com, and on our website at www.firstminnggold.com. See the section of this AIF entitled “Material Properties – Goldlund” for comprehensive details of this updated resource estimate.

●
We announced the appointment of Ken Engquist as our new Chief Operating Officer, effective April 29, 2019.

May

●
We announced the closing of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $7.4 million (the “May 2019 Offering”) pursuant to which we issued 20,412,995 units of the Company (the “Units”) at a price of $0.27 per Unit for gross proceeds of approximately $5.5 million, and 5,277,777 flow-through units of the Company (the “FT Units”) at a price of $0.36 per FT Unit for gross proceeds of approximately $1.9 million. Each Unit consists of one common share of the Company (a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company at a price of $0.40 at any time prior to May 16, 2022.

May (continued)

The net proceeds from the sale of the Units issued under the May 2019 Offering will be used by First Mining for development and permitting activities at our Canadian gold projects, as well as for general working capital purposes. The gross proceeds raised from the sale of the FT Units under the May 2019 Offering will be used by First Mining to fund exploration programs that qualify as “Canadian Exploration Expenses” (“CEE”) and “flow-through mining expenditures”, as those terms are defined in the Income Tax Act (Canada), and as “eligible Ontario exploration expenditures” for the purposes of the Taxation Act, 2007 (Ontario).

●
We announced the filing of a preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The Preliminary Shelf Prospectus and corresponding Registration Statement will allow us to undertake offerings of common shares (including common shares issued on a “flow-through” basis), preferred shares, warrants, subscription receipts and units (collectively, the “Securities”), or any combination thereof, up to an aggregate total of CAD$100 million from time to time during the 25-month period that the final short form base shelf prospectus remains effective.

June

●
We announced the commencement of drilling at our Goldlund Project (the “2019 Goldlund Drilling Program”), with an initial work program at the Miller prospect on the property ("Miller") consisting of 14 drillholes (including 3,000 m of step-out drilling) planned along strike, both to the northeast and southwest of the area drilled at Miller in 2018.

August

●
We announced the establishment of an at-the-market equity program (the “ATM Program”) pursuant to which we may, at our discretion and from time to time, issue up to $15 million of our common shares to the public at the prevailing market price of the shares when issued through the TSX. The volume and timing of distributions under the ATM Program, if any, will be determined at our sole discretion, subject to

Page18

Major developments (continued)

2019	2019

August (continued)

applicable regulatory limitations under Canadian securities laws. Sales of common shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated August 19, 2019 (the “Equity Distribution Agreement”) between First Mining and Cantor Fitzgerald Canada Corporation. The ATM Program will be effective until the earlier of July 26, 2021 or completion of the sale of the maximum number of shares thereunder unless terminated prior to such date in accordance with the Equity Distribution Agreement.

●
We announced that we had entered into an option agreement with Momentum Minerals Ltd. (“Momentum”), a private company, pursuant to which Momentum was granted a four-year option to earn a 100% interest in our Turquoise Canyon gold property located in Nevada, United States (the “Turquoise Canyon Property”) in exchange for certain annual share and/or cash payments to First Mining and annual exploration expenditure requirements, and we retained a 2% NSR royalty on the Turquoise Canyon Property. Momentum may buy back 1% of this NSR royalty up until the first anniversary of commercial production at the property by paying us US$1 million.

September

●
We announced assay results from the first seven holes of the 2019 Goldlund Drilling Program at Miller, and that the 2019 Goldlund Drilling Program had been increased to 25 drill holes, with drilling to date totalling approximately 4,133 m in 22 holes, and visible gold noted in many of these holes.

October

●
We announced the positive results of an updated independent Preliminary Economic Assessment (“PEA”) for our Springpole Project. The PEA for Springpole contemplates an open pit mine and milling operation and reflects updated metallurgical testwork that has demonstrated the potential for significantly improved recoveries. It also reflects updated operating and capital cost estimates. Details of this updated PEA may be found in the section of this AIF entitled “Material Properties – Springpole”.

November

●
We filed a technical report for an updated PEA on our Springpole Project that was prepared by SRK Consulting (Canada) Inc. in accordance with NI 43-101. The report, which is titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada” and is dated November 5, 2019, can be found under our SEDAR profile at www.sedar.com, and on our website at www.firstminnggold.com. See the section of this AIF titled “Material Properties – Springpole” for comprehensive details of the PEA.

●
We announced that we had entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a Pre-Feasibility Study (“PFS”) for our Springpole Project.

●
We announced the expansion of the 2019 Goldlund Drilling Program to 32 drillholes at the Miller prospect, totalling approximately 6,130 m, with additional drilling planned for the Main Zone at the Goldlund Project in 2020, and we announced additional assay results on drilling completed to date at Miller.

December

●
We announced the closing of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $2.0 million (the “December 2019 Offering”) pursuant to which we issued 7,405,000 common shares of the Company (the “Flow-Through Shares”) that qualify as flow-through shares for purposes of the Income Tax Act (Canada), at a price of $0.27 per Flow-Through Share. The gross proceeds raised from the December 2019 Offering will be used by First Mining to fund exploration programs that qualify as “CEE” and “flow-through mining expenditures”, as those terms are defined in the Income Tax Act (Canada). In connection with the December 2019 Offering, the Company paid a 5% finder’s fee on the aggregate gross proceeds of the offering. This fee was paid by First Mining in common shares of the Company at a price of $0.27 per share, resulting in the issuance of an additional 370,250 common shares of the Company.

Page19

Recent developments

2020	2020

January

●
We announced the closing of a non-brokered private placement financing with Ausenco, raising aggregate gross proceeds of approximately $750,000 (the “January 2020 Offering”), pursuant to which we issued 2,777,777 common shares of the Company to Ausenco at a price of $0.27 per share. The net proceeds raised from the January 2020 Offering will be used by First Mining to pay Ausenco for the first half of the costs of the PFS that is being undertaken by Ausenco for the Springpole Project.

●
We announced that we had entered into a binding term sheet with Auteco Minerals Ltd. (“Auteco”) pursuant to which Auteco can earn up to an 80% interest in our Pickle Crow Project. For a summary of the key terms of the earn-in agreement, see the section in this AIF entitled “Investor information – Material contracts”

February

●
We announced the remaining assay results from the 2019 Goldlund Drilling Program at the Miller prospect, and we announced the resignation of Dr. Christopher Osterman from our Board.

●
We announced the closing of the first tranche of a non-brokered private placement offering, raising aggregate gross proceeds of $2.5 million (the “2020 Tranche 1 Offering”), pursuant to which we issued 10,000,000 flow-through units ("FT Units") at a price of $0.25 per FT Unit. Each FT Unit consists of one Flow-Through Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of $0.33 at any time prior to February 14, 2023. The gross proceeds raised from the sale of the FT Units under the 2020 Tranche 1 Offering will be used by First Mining for expenditures that qualify as “Canadian Development Expenses” as defined in the Income Tax Act (Canada) on our Springpole Project, and that will be renounced to subscribers effective no later than December 31, 2020.

We announced the closing of the second tranche of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $5.1 million (the “2020 Tranche 2 Offering”), pursuant to which we issued 23,328,818 Units at a price of $0.22 per Unit. Each Unit consists of

February (continued)

one Unit Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of $0.33 at any time prior to February 28, 2023. The net proceeds raised from the sale of the Units under the 2020 Tranche 2 Offering will be used by First Mining for development and permitting activities at our Canadian gold projects, as well as for general working capital purposes.

March

●
We announced the assay results of the first eleven drillholes from the 2020 drill program at the Goldlund Property, which is focused within and around the defined resource area known as the Goldlund Main Zone.

●
We announced the closing of the third and final tranche of a non-brokered private placement offering, raising aggregate gross proceeds of approximately $0.9 million (the “2020 Tranche 3 Offering”), pursuant to which we issued 4,091,500 Units at a price of $0.22 per Unit. Each Unit consists of one Unit Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of $0.33 at any time prior to March 6, 2023. The net proceeds raised from the sale of the Units under the 2020 Tranche 3 Offering will be used by First Mining for development and permitting activities at our Canadian gold projects, as well as for general working capital purposes. In total, we raised gross proceeds of approximately $8.5 million across the three tranches of the February/March 2020 non-brokered private placement offering.

●
We announced that, further to our news release dated January 27, 2020, we had entered into a definitive earn-in agreement with Auteco pursuant to which Auteco can earn up to an 80% interest in our wholly-owned subsidiary PC Gold Inc. (“PC Gold”), which owns the Pickle Crow Project. For a summary of the key terms of the earn-in agreement, see the section in this AIF entitled “Investor information – Material contracts”.

Page20

Significant acquisitions

We have not completed any significant acquisitions during our most recently completed financial year.

Corporate organization

The following diagram shows our current corporate structure and material subsidiaries, including the properties held by the various subsidiaries:

Note:

Our other subsidiaries, which each have total assets and revenues less than 10%, and in the aggregate less than 20%, of our total consolidated assets or our total consolidated revenue, are excluded from the above chart.

On March 30, 2015, First Mining was continued out of Alberta under the laws of the Province of British Columbia, Canada pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), and as a result, First Mining is now governed by the laws of the Province of British Columbia. On January 8, 2018, we changed our name to “First Mining Gold Corp.”.

We are a reporting issuer in the province of British Columbia (our principal reporting jurisdiction) and in each of the other provinces of Canada. We currently have the following material wholly-owned subsidiaries:

●
Gold Canyon Resources Inc., a company incorporated under the BCBCA.

●
Tamaka Gold Corporation, a company incorporated under the Business Corporations Act (Ontario) (“OBCA”).

●
PC Gold Inc., a company incorporated under the OBCA.

●
Cameron Gold Operations Ltd., a company incorporated under the OBCA.

●
Coastal Gold Corp., a company incorporated under the OBCA.

For more information:
You can find more information about First Mining on SEDAR (www.sedar.com), and on our website (www.firstmininggold.com).
See our most recent management proxy circular dated May 15, 2019 for additional information, including how our directors and officers are compensated, principal holders of our securities, and securities authorized for issuance under our equity compensation plans.
See our audited consolidated annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2019 for additional financial information.

Page21

Our other subsidiaries, which each have total assets and revenues less than 10%, and in the aggregate less than 20%, of our total consolidated assets or our total consolidated revenue, are excluded from the above list.

Our projects

We have interests in mineral properties located in Canada, Mexico and the United States. As at December 31, 2019, these properties were carried on our balance sheet as assets with a total book value of approximately $252 million. The book value consists of acquisition costs plus cumulative expenditures on properties for which the Company has future exploration plans. The current book value is not necessarily the same as the total cumulative expenditures on each property given the acquisition costs were based on the consideration paid at the time of purchase. The book value is also not necessarily the fair market value of the properties.

Our material and non-material projects are set out below.

Material projects

●	Springpole Project (Ontario)	p. 23
●	Goldlund Property (Ontario)	p. 43
●	Cameron Property (Ontario)	p. 67
●	Pickle Crow Property (Ontario)	p. 78
●	Hope Brook Property (Newfoundland & Labrador)	p. 95

Non-material projects

●	Canada	p. 104
●	Mexico	p. 105
●	United States	p. 106

Page22

Springpole

Technical report

The description in this section of our Springpole Gold Project (the “Springpole Project”) is based on the project’s technical report: Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada (report date: November 5, 2019; effective date: September 1, 2019) (the “Springpole Technical Report”). The report was prepared for us in accordance with NI 43-101 by SRK Consulting (Canada) Inc. (“SRK”) under the supervision of Dr. Gilles Arseneau, Ph.D., P.Geo.; Grant Carlson, P.Eng.; Bruce Andrew Murphy, P.Eng.; Neil Winkelmann, FAusIMM; Mark Liskowich, P.Geo.; Michel Noël, P.Eng.; Michael Royle, M.App.Sci., P.Geo.; Mauricio Herrera, Ph.D., P.Eng.; and Laurie Tahija, MMSA-QP; all qualified persons within the meaning of NI 43-101. The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a qualified person within the meaning of NI 43-101, but is not independent of us. All currencies used in this summary of the Springpole Technical Report are in U.S. dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Springpole Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Springpole Technical Report in its entirety to fully understand the project. You can download a copy from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Readers are cautioned that the PEA contained within the Springpole Technical Report is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Project description, location and access

The Springpole Project lies approximately 110 km northeast of the Municipality of Red Lake in northwest Ontario, Canada. The property is centered on a temporary tent-based camp situated on a small land bridge between Springpole Lake and Birch Lake. The latitude and longitude coordinates for the project are:

Latitude
N51° 23ʹ 44.3ʺ

Longitude
W92° 17ʹ 37.4ʺ

The Universal Transverse Mercator map projection based on the World Geodetic System 1984 (WGS84) zone 15N is:

Easting
549,183

Northing
5,693,578

Average Elevation
395 m

Page23

During late spring, summer, and early fall, the Springpole Project is accessible by floatplane direct to Springpole Lake or Birch Lake. All fuel, food, and material supplies are flown in from Red Lake or Pickle Lake, Ontario, or from Winnipeg, Manitoba, with flight distances of 110 km, 167 km, and 370 km, respectively. The closest road access at present is the landing at the old South Bay Mine on Confederation Lake, approximately 50 km away by air. During winter, an ice road approximately 85 km long is constructed from the South Bay landing point on Confederation Lake to a point about 1 km from Springpole Lake camp. During breakup in spring and freeze-up in fall, access to the Springpole Project is by helicopter. Additional winter access may be available via temporary airstrips cleared on nearby frozen lakes.

First Mining acquired 100% of the Springpole Project on November 13, 2015, when it completed the acquisition of Gold Canyon Resources Inc. All of the mining claims, leases and patents are currently registered in the name of Gold Canyon Resources Inc., our wholly-owned subsidiary.

When the project was acquired from Gold Canyon, it consisted of 30 patented mining claims and 300 unpatented, contiguous mining claims and 6 leased unpatented mining claims, totalling an area of approximately 32,448 Ha. Additional claims were subsequently acquired by First Mining in the Satterly Lake area, and the original unpatented ‘legacy’ claims were converted into the new Ontario cell claim system in April 2018. The area covered by the Springpole property has increased since 2015 to its current total of 41,943 hectares. Included in this total, an area covering 1,531 Ha was converted from mining claims to mining leases in July 2019.

Through Gold Canyon, we lease 10 patented claims, which are fee simple parcels with mining and surface rights attached to all 10 of these claims, and these patented claims, together with the notices of lease, are registered with the Land Registry Office in Kenora, Ontario. The lease is for a term of 21 years less one day and terminates on April 14, 2031. Under the lease, we are obligated to pay all applicable property taxes related to the 10 patented claims during the lease term together with advance royalty payments on a sliding scale of $50,000 per year (2011-2016), $60,000 per year (2016-2021), and $80,000 per year (2021-2031). These payments are to be credited to future NSR payables, if any. We have an option to acquire these 10 patented claims and would be required to do so upon the commencement of commercial production on these or certain adjoining patented claims. This option term is renewable for a further period of five years by providing notice and a $25,000 payment. The consideration payable is, at our option on exercise or at the option of the leaseholder upon commencement of commercial production, either (a) $5 million with the leaseholder retaining a 1% NSR or (b) $4 million with the leaseholder retaining a 2% NSR. We have a right of first refusal on any sale of the remaining royalty interest in the property on certain terms and conditions.

Through Gold Canyon, we also have an option and lease to a further 15 patented mining claims which are fee simple parcels with mining and surface rights attached and registered, together with the notice of option and lease, with the Land Registry Office, Kenora, Ontario. The option can be exercised by us before expiry of the earlier option period by confirmation of good standing of the agreement and payment of a $50,000 renewal fee. We are required to make option payments in the aggregate amount of $35,000 per year and to expend an aggregate of CDN$300,000 on mining operations in each option term as a condition of any renewal and to pay all property taxes related to these patented claims. We have an option to acquire the 15 claims and would be required to do so upon the commencement of commercial production at any time during the option period by payment of an aggregate of $2 million. Upon exercise of the purchase option, we must also acquire the cabin on the property for the lesser of fair market value or $20,000.

Page24

Underlying royalties which affect the Springpole Project are:

●
3% NSR on five patented claims payable to Jubilee Gold Exploration Ltd. (“Jubilee Gold”) upon commencement of commercial production with advance royalty payments of $70,000 per year, adjusted using the yearly Consumer Price Index. We have an option to acquire 1% of the NSR for $1,000,000 at any time, and a right of first refusal on any sale of the NSR. We can terminate the royalty obligations at any time by transferring the five patented claims back to Jubilee Gold;

●
3% NSR on 10 leased patented claims payable to a leaseholder upon commencement of commercial production with advance royalty payments on a sliding scale of US$50,000 per year (2011-2016), US$60,000 per year (2016-2021), and US$80,000 per year (2021-2031). We have a right to acquire up to 2% of the NSR for US$1,000,000 per 1% at any time;

●
3% NSR on 15 patented claims (held by us pursuant to an option and lease) is payable to an optionor and leaseholder during the option term upon commencement of commercial production or a 1% NSR if the purchase option is exercised prior to commercial production. We have a right to acquire the remaining 1% NSR by a payment of US$500,000; and

●
3% NSR on six unpatented mining claims payable to an individual vendor upon commencement of commercial production with advance royalty payments of US$50,000 per year. We have an option to acquire all or a portion of the NSR at a rate of US$500,000 per 1% of the NSR.

We are required to purchase a vacation home owned by a vendor that is located on the Springpole Project upon commencement of commercial production.

To keep a mining claim current, the mining claim holder must perform $400 per single cell mining claim unit worth of approved assessment work per year, or $200 per boundary cell mining claim unit, immediately following the initial registration date. The claim holder has two years to file one year’s worth of assessment work.

Surface rights are separate from mining rights. Should any method of mining be appropriate, other than those claims for which Crown leases were issued, the surface rights would need to be secured.

History

Gold exploration on the property was carried out during two main periods, one during the 1920s to 1940s, and a second period from 1985 to the present.

Between 1933 and 1936, extensive trenching and prospecting was conducted on the Springpole Project, including 10 short holes totalling 458.5 m. Limited trenching and prospecting was completed in 1945.

The area remained dormant until 1985, when an airborne geophysical survey was completed over the entire claim group, and on the 30 patented claims line cutting was done at both 30.5 m centres and 61 m centres. Subsequently, geological mapping, humus geochemistry, and ground geophysics were conducted over the grids.

From 1986 through 1989, 118 diamond drillholes were completed in seven drill phases totalling 38,349 m. In addition, during 1986 and 1987, approximately 116,119 m2 of mechanical stripping was carried out and four petrographic reports were produced.

Page25

From 1989 through 1992, an induced polarization survey over the central portion of the Portage zone under Springpole Lake was conducted and the Springpole Project was tested with eighteen core holes totalling 6,195 m. The majority of the drilling was conducted on the Portage zone. At the same time, a seven-core hole drill program was completed around the east margins of Springpole Lake and lake-bottom sediment sampling of Springpole Lake east of Johnson Island was completed.

During 1995, an exploration program consisting of remapping of the main area, of some of the existing drill core, and a reinterpretation of the geology was carried. During the 1995 and 1996 programs, an additional 69 holes were drilled totalling 15,085 m on the Springpole Project proper and two drillholes on Johnson Island. By late 1996, Gold Canyon acquired 100% of the Springpole Project. Gold Canyon continued exploration in 1997 and 1998 with another 51 core holes totalling 5,642 m.

In the summer of 1998 a lake bottom sediment sampling program was conducted in several areas of the Springpole Project, which identified several follow-up targets that were tested in 1999 with 12 core holes totalling 2,779 m.

During 2004, 2005, and 2006, diamond drilling programs were conducted on the property by Gold Canyon, totalling 7,887 m in 65 drillholes.

In 2007, Gold Canyon conducted an 11 diamond drillhole program that totalled 2,122 m of drilling, and in the fall of 2007, they embarked on a limited exploration program to further investigate the Fluorite zone that was previously identified during a trenching program in 1990.

In 2008, Gold Canyon drilled a further seven core holes totalling 2,452 m.

From early August through to the end of October 2009, Gold Canyon re-logged and re-sampled a portion of the historic drill core stored at the project site and temporary tent camp. A total of 115 drillholes were re-logged which equates to approximately 31% of the available drillholes.

In the winter of 2010, a total of six diamond drill holes were drilled for a total of 1,774.5 m of HQ drilling. During the following spring and summer of 2010, a total of 8,664.2 m of HQ core drilling was completed in 23 drillholes.

In 2011, Gold Canyon carried out a drill program which totaled 28,750 m in 80 diamond core holes.

A 2012 drill program began in-filling the Portage zone based upon results of the 2011 drill program. The 2012 drill program totaled 38,069 m in 87 diamond core holes.

In 2013, a 7-hole oriented-core drill program totalling 2,450 m was implemented to collect rock geotechnical data within the immediate vicinity of the proposed open pit.

In 2013, Gold Canyon commissioned SRK Consulting (Canada) Inc. (“SRK”) to complete a preliminary economic assessment on the Springpole Project.

On November 13, 2015, we acquired Gold Canyon, and as a result, the Springpole Project.

In October 2016 we commenced a drilling program at the Springpole Project to collect additional material for metallurgical testing. A total of four holes comprising 1,712 m were drilled, with hole locations specifically chosen to recover sample material that is representative of the Springpole deposit. In February 2017, we announced the results of the drilling program.

In 2017, we commissioned SRK to complete an updated PEA on the Springpole Project.

In 2018, we carried out a limited geotechnical drill program to test the integrity of ground relevant to coffer dam construction. Eleven short holes were drilled totalling 244 m.

Page26

Geological setting, mineralization and deposit types

The Springpole Project is located within the Archean-aged Birch-Uchi Greenstone Belt. Studies of the southern part of the Birch-Uchi greenstone belt have revealed a long, multistage history of crustal development. Based on mapping, lithogeochemistry, and radiometric dating, the supracrustal rocks of the greenstone belt were subdivided into three stratigraphic group-scale units (listed in decreasing age): the Balmer, Woman and Confederation assemblages. This three-part subdivision was applied to most of the Uchi Subprovince. The Confederation assemblage is thought to be a continental margin (Andean-type) arc succession, versus the less certain tectono-stratigraphic context of the other assemblages. Some relatively small conglomeratic units likely form a synorogenic, discontinuously distributed, post-Confederation assemblage in the Birch-Uchi greenstone belt.

The northern margin of the Birch-Uchi greenstone belt forms a pattern of sub-regional scale cusps of supracrustal strata alternating with batholiths. Basaltic units are prominent around the periphery of the greenstone belt and may be part of the Woman assemblage but the accuracy of this stratigraphic assignment is unknown. It is suggested that Confederation assemblage age rocks make up the bulk of the greenstone belt.

The Springpole Project is underlain by a polyphase alkali, trachyte intrusive displaying autolithic breccia. The intrusive is comprised of a system of multiple phases of trachyte that is believed to be part of the roof zone of a larger syenite intrusive; fragments displaying phaneritic textures were observed from deeper drill cores in the southeast portion of the Portage zone. Early intrusive phases consist of megacrystic feldspar phenocrysts of albite and orthoclase feldspar in an aphanitic groundmass. Successive phases show progressively finer grained porphyritic texture while the final intrusive phases are aphanitic. Within the country rocks to the north and east are trachyte and lamprophyre dikes and sills that source from the trachyte- or syenite-porphyry intrusive system.

The main intrusive complex appears to contain many of the characteristics of alkaline, porphyry-style mineralization associated with diatreme breccias (e.g. Cripple Creek, Colorado). Direct comparison with drill core from the two sites shows a number of consistent textures and styles of mineralization. A recent observation made from drilling, combined with the airborne magnetic survey, shows that potentially economic gold mineralization is coincident with an unexplained geophysical anomaly. This style of mineralization is characterized by the Portage zone and portions of the East Extension zone where mineralization is hosted by diatreme breccia in aphanitic trachyte. It is suspected that ductile shearing and brittle faulting have played a significant role in redistributing structurally controlled blocks of the mineralized rock. Yet to be confirmed is a form of porphyry-style alteration zoning consisting of an outer zone of phyllic (sericite) dominant alteration with narrow zones of advanced argillic alteration characterized by illite and kaolinite, and a core zone of intense potassic alteration characterized by biotite and K-feldspar.

Exploration

No ongoing exploration activity is currently underway at the Springpole Project.

Drilling

During the winters of 2007 and 2008 Gold Canyon conducted drill programs that completed 21 holes totalling 3,159 m, 11 holes totalling 2,122 m, and 7 holes totalling 2,452 m of diamond core drilling, respectively.

Page27

During the winter of 2010, a total of six diamond drillholes were drilled for a total of 1,774.5 m of HQ drilling. Two drillholes were not completed and both holes ended in altered and mineralized rock. The drill program revealed a more complex alteration with broader, intense zones of potassic alteration replacing the original rock mass with biotite and pyrite. During the summer and fall of 2010, a total of 8,664.2 m of HQ core drilling was completed in 23 drillholes, averaging 44.23 m of drilling per 24-hour shift, including time for moving the drill between drill sites.

The 2011 drill program totaled 28,750 m in 80 diamond core holes. Five of the diamond core holes were drilled for the purpose of metallurgical testing. All these holes were twins of previously drilled holes.

The 2012 drill program began in-filling the Portage zone based upon results of the 2011 drill program. The goal was to in-fill areas where inferred mineral resource had been defined in the February 2012 mineral resource update and to expand the mineral resource area to the southeast. The 2012 drill program totaled 38,069 m in 87 diamond core holes.

The 2013 oriented-core drill program was implemented to collect rock geotechnical data within the immediate vicinity of the proposed open pit. Approximately 2,450 m of drilling was completed on seven drillholes (SG13-200 to SG13-206).

The 2016 drill program was implemented to collect additional material from the Portage Zone so that additional metallurgical testing could be carried out. In total, 1,712 m were drilled in the four holes (PM-DH-01 to 04). Results of the metallurgical test results are discussed under the heading “Mineral processing and metallurgical testing”.

Subsequent to the mineral resource estimate of 2017, we carried out a limited geotechnical drill program to test the integrity of ground relevant to coffer dam construction. Eleven short holes were drilled, totalling 244 m. None of the holes intersected the mineralized domains and none have any impact on the mineral resources presented in below under the heading “Mineral resource estimates”.

Sampling, analysis and data verification

Detailed descriptions of the drill core were carried out under the supervision of a senior geologist, a member in good standing of the Association of Professional Geologists of Ontario and/or American Institute of Professional Geologists. The core logging was carried out on-site in a dedicated core logging facility. Drill log data were recorded onto paper logs that were later scanned and digitized.

Core was laid out 30 to 40 boxes at a time. First, the core was photographed in 15 m batches prior to logging or sampling. This was followed by a geotechnical log that recorded quantitative and qualitative engineering data including detailed recovery data and rock quality designation. Any discrepancies between marker blocks and measured core length were addressed and resolved at this stage. The core was then marked up for sampling.

For the 2010 and 2011 drill programs, all the drill core intervals were sampled using sample intervals of 1 m. During the 2012 drilling program, Gold Canyon changed its standard sample length from 1 to 2 m lengths. However, in zones of poor recovery, 1.5 m or 3 m samples were sometimes collected. Samples over the standard sample length were typically half core samples and whole core was generally only taken in intervals of poor core recovery across the sampled interval. Sampling marks were made on the core and sample tickets were stapled into the core boxes at the beginning of each sample interval. Quality control samples were inserted into the sample stream.

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Inserting quality control samples involved the addition of certified blanks, certified gold standards, and field and laboratory duplicates. Field duplicates were collected by quartering the core in the sampling facility on-site. Laboratory duplicates were collected by splitting the first coarse reject and crushing and then generating a second analytical pulp. Blanks, standards and duplicates made up 10% of the total sample stream. Sample tickets were marked blank, field or laboratory duplicate, or standard, and a sample tag was stapled into the core box within the sample stream.

Geological descriptions were recorded for all core recovered. Separate columns in the log allow description of the lithology, alteration style, intensity of alteration, relative degree of alteration, sulphide percentage, rock colour, vein type, and veining density. A separate column was reserved for written notes on lithology, mineralization, structure, vein orientations/relations etc. The header page listed the hole number, collar coordinates, final depth, start/end dates, and the name of the core logging geologist.

Following the logging and core marking procedures described above, the core was passed to the sampling facility. Core sampling was performed by experienced sampling technicians from Ackewance Exploration & Services (“Ackewance”) of Red Lake, Ontario, and quality control was maintained through regular verification by on-site geologists. Core was broken, as necessary, into manageable lengths. Pieces were removed from the box without disturbing the sample tags, were cut in half lengthwise with a diamond saw, and then both halves were carefully repositioned in the box. When a complete hole was processed in this manner, one half was collected for assay while the other half remained in the core box as a witness. The remaining core in the boxes was then photographed at 51 cm (20 inch) intervals. All logs and photographs were then submitted to the senior geologist/project manager for review and were archived. Data were backed up.

The sampling technician packed one half of the split core sample intervals into transparent vinyl sample bags that were sequentially numbered to match the sample number sequences in the sample tag booklets used by the core-logging geologists. The numbered, blank portion of the triplicate sample tag was placed in the bag with the sample; the portion that was marked with the sample interval remained stapled into the bottom of the core box at the point where the sample interval begins. Sample bags were then sealed with plastic tags. Sealed sample bags were packed into rice sacks five samples at a time. All sacks were individually labeled with the name of the company, number of samples contained therein, and the number sequence of the samples therein. Sacks were assigned sequential numbers on a per shipment basis. A project geologist then checked the sample shipment and created a shipping manifest for the sample batch. A copy was given to the project manager and a copy was sent along with the sample shipment. A copy of the sample shipment form was also sent via e-mail to the analytical laboratory.

The project geologist prepared the sample submission form for the assay laboratory. This form identifies the number of sample sacks as well as the sequence of sample numbers to be submitted. Due to the remote location, the shipment was then loaded on to a plane or helicopter and flown direct to Red Lake where representatives of the commercial analytical laboratory met the incoming flight and took the samples to the laboratory by pickup truck.

Once at the laboratory, a manager checked the rice sacks and sample numbers on the submission form. The laboratory then split the received sample manifest into batches for analysis, assigned a work order to the batch, and sent a copy of the mineral analysis acknowledgement form to the project manager.

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Aluminum tags embossed with the hole number, box number, and box interval (from/to) were prepared and stapled onto the ends of each core box. Core boxes were cross-stacked on pallets and then moved to on-site storage.

Core samples collected at the drill site were held in closed core boxes sealed with fiber tape; at various times of day, camp staff collected the core boxes that were then delivered to the core logging facility. All core logging, sampling and storage took place at the Springpole Project site. Following the logging and marking of core, all core preparation and sampling was performed by technicians from Ackewance of Red Lake, Ontario, under the supervision of the project manager. All on-site sampling activities were directly supervised by the project manager.

All primary assay work since the 2010 drill program has been performed by SGS Laboratories in Red Lake (gold), Ontario and Don Mills (silver and multi-element) in Toronto, Ontario. The SGS Red Lake and Don Mills facilities are certified and conform to requirements CAN-P-1579 and CAN-P-4E (ISO/IEC 17025:2005). Certification is accredited for precious metals including gold and silver and 52 element geochemical analyses.

We have attested that there is no commercial nor other type of relationship between us and SGS Laboratories that would adversely affect the independence of SGS Laboratories.

All samples received by SGS Red Lake were processed through a sample tracking system that is an integral part of their laboratory information management system. This system utilizes bar coding and scanning technology that provides complete chain of custody records for every stage in the sample preparation and analytical process.

Samples were dried, and then crushed to 70% of the sample passing 2 mm (-70 mesh). A 250 g sample was split off the crushed material, and pulverized to 85% passing 75 micron (-200 mesh). A 30 g split of the pulp was used for gold fire assay and a 2 g split was used for silver analysis. Crushing and pulverizing equipment was cleaned with barren wash material between sample preparation batches and, where necessary, between highly mineralized samples. Sample preparation stations were also equipped with dust extraction systems to reduce the risk of sample contamination. Once the gold assay was complete, a pulp was sent to the SGS Toronto facility for silver and possibly for multi-element geochemical analysis.

As part of the standard internal quality control procedures used by the laboratory, each batch of 75 Springpole Project core samples included four blanks, four internal standards, and eight duplicate samples. In the event that any reference material or duplicate result would fall outside the established control limits, the sample batches would be re-assayed.

Prepared samples were analyzed for gold by fire assay with atomic absorption finish. Samples returning assays in excess of 10g/t gold were re-analyzed with a gravimetric finish.

Prepared pulp samples shipped from SGS Red Lake to SGS Toronto were analyzed for silver by three-acid digestion with atomic absorption finish.

During the winter 2010 program, prepared samples were analyzed for 52 elements by acid digestion (3:1 HCl: HNO3).

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Of the 18 drillholes completed in 2007 and 2008, comprising a total of 1,374 assay intervals analyzed for gold, SRK, who prepared the Springpole Technical Report, checked a total of 137 samples representing 10% of the total against the original certificates. No errors were found.

A total of 3,135 assay values for gold and 3,161 assay values for silver in the database were compared against the original protected PDF assay certificates submitted by SGS Red Lake. These totals represent 10.1% and 10.4% of the total number of assays for gold and silver, respectively.

Of the original assay values checked against certificates, the focus was on values material to any resource estimate, either higher-grade intervals or very low-grade intervals in proximity to higher-grade intervals. The average grade of gold samples verified was 2.05 g/t Au. The average grade of silver samples checked was 8.27 g/t Ag.

Only two errors were found for gold:

●
The gold value of sample interval SP10-028 from 433 m to 436 m (sample number 8287) was found to have an entered value of 5.96 g/t gold against a value on the assay certificate of 9.00 g/t gold.

●
The gold value of sample interval SP11-076 from 69 to 70 m (sample number 14583) having the value of 0.45 oz./t was incorrectly placed in the parts per billion column.

No errors were found with respect to silver assays.

This represents an error rate of 0.064% in gold assays and an error rate of 0.0% in silver assays. This error rate is well within acceptable industry standards.

As part of the mineral resource estimation process, the authors of the Springpole Technical Report reviewed the QA/QC data collected by Gold Canyon, reviewed the procedures in place to assure assay data quality, and verified the assay database against original assay certificates provided directly to the author by SGS Red Lake, the assay laboratory. A total of 53,431 gold assays, 46% of the assay data, were checked against original assay certificates. No significant database errors were identified. About 143 minor rounding errors were observed. None of the rounding errors are deemed material or of any significance to the mineral resource estimate presented in the report.

Mineral processing and metallurgical testing

Over the period from 1989 to 2017, four testwork campaigns were completed on samples of mineralized material from the Springpole Project. Two samples from the Portage Zone were tested in 1989, eight samples in 2011 from the Portage Zone and the Main and Oxide Zones, and five samples in 2012 from the Portage, Oxide, East Pit Extension and Main zones. These samples were tested for mineralogy, hardness, gravity recovery and whole feed leaching. In addition, rougher flotation of a pyrite concentrate was tested to reduce the grinding energy and tankage requirements for a smaller, concentrate leaching circuit.

First Mining completed a drilling program in late 2016 with four holes drilled primarily through the Portage zone, and in 2017 engaged Base Metallurgical Laboratories Ltd. (“Base Met”) to evaluate gold and silver recoveries from these samples via whole ore leaching and flotation testing, as well as completing comminution testwork, chemical and mineral determination.

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Based on these test results, operating costs associated with grinding to a P80 of 40µm and a higher cyanide consumption were estimated. It was determined that the process operating cost increase outweighed the value gained from higher metal recovery. For the 2017 PEA update the process plant design was based on the 2013 PEA conditions: grinding to a P80 of 70µm, 2 g/L cyanide concentration, and leaching for 24 hours (36-hour design).

In 2018, First Mining contracted M3 Engineering and Technology Corp. ("M3") to manage a metallurgical testwork program to further improve the gold and silver recoveries and to define the process flowsheet in advance of a prefeasibility study for the Springpole Project. The metallurgical testwork program was to investigate the potential performance of alternative process options compared to whole ore agitated leaching, and to select a single flowsheet with the best technical, environmental, and financial results for additional testing in the next study phase.

A single phase of testing using a composite sample was completed and three independent labs were selected to perform the testwork. ALS Metallurgy in Kamloops, Canada was selected for conventional flotation testing while Jacobs Engineering Group in Lakeland, Florida, USA and Eriez Flotation Division in Erie, Pennsylvania, USA, were selected for mica removal (using two different concepts). ALS was selected to compile the composite for testing and split necessary amounts for testing by Jacobs and Eriez.

All samples remaining from the 2017 Base Met test program were sent to ALS for use in the 2019 test program. The samples used for the Base Met test program appear to be representative of the material to be processed through the plant. Samples were combined and blended to form a master composite sample of approximately 300 kg.

Based on results of the 2018-2019 testwork program, the following was established with respect to the Springpole Project: (i) a primary grind size around 150µm is suitable to give adequate sulphide flotation recovery; (ii) one stage of cleaning would reduce the mass to be reground and maintain the sulphide recovery in the concentrate (approximately 86% of the 5% sulphide in the feed); (iii) reground cleaner concentrate of 17µm would result in higher leach extractions for both gold and silver; and (iv) separate cyanide leaching of reground cleaner concentrate and flotation tails resulted in a combined extraction of gold and silver of 91% and 96%, respectively. When the proposed flowsheet is considered in aggregate, the estimates for recovery used in optimization and evaluations are 88% gold and 93% silver, respectively.

It was therefore concluded by SRK that flotation followed by leaching of reground concentrate and combined (rougher plus cleaner) tails presents the more beneficial processing route for the Springpole Project.

SRK, the author of the Springpole Technical Report, recommends that further testing be completed on a variability basis across the mineralized material deposit at the Springpole Project to confirm the metallurgical response using the developed flotation plus leaching flowsheet including lock cycle tests. A larger sample of flotation concentrate should be generated in order to obtain a more accurate assessment of regrinding energy requirements using larger dynamic protocol, such as the IsaMill signature plot test. Additional testing should be conducted to confirm leach performance on flotation tailings obtained at coarser primary grind sizes and on the flotation concentrate at the finer grind size.

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The author of the Springpole Technical Report also recommends additional comminution testing (crusher work index, abrasion index, SAG testing, rod and ball mill work index) should be completed to confirm grinding power requirements. Additional testwork should be completed to confirm whether cyanide detoxification can be completed successfully and within normal reagent cost levels. Thickening and filtering characteristics should be confirmed to increase confidence in the estimation of dewatering costs.

Mineral resource estimates

There are 659 drillholes in the Springpole database. The mineral resource estimate for the Springpole Project utilizes results from 401 core boreholes drilled by Gold Canyon and previous owners of the property during the period of 2003 to 2014 and four holes drilled by us in 2016.

The revised mineral resource estimate (September 1, 2019) is based on a gold price of $1,400/oz. and a silver price of $15/oz., both considered reasonable economic assumptions by the author of the Springpole Technical Report. To establish a reasonable prospect of economic extraction in an open pit context, the resources were defined within an optimized pit shell with pit walls set at 45°. Assumed recoveries of 80% for gold and 60% for silver were used (Note: A silver recovery assumption of 85% was used for mine design and evaluation based on more recent data). Mining costs were estimated at $2/t of total material, processing costs estimated at $12/t and general and administrative (“G&A”) costs estimated at $2/t. A cut-off grade (“COG”) of 0.4 g/t gold was calculated, and is considered to be an economically reasonable value corresponding with breakeven mining costs. Approximately 90% of the revenue for the proposed project is derived from gold and 10% from silver.

Note: For the mine development (Whittle™ optimization) and economic analysis in the Springpole Technical Report, updated input parameters were used.

The updated resource estimate is summarized in the table below.

Category	Quantity	Grade		Metal
		Au	Ag	Au	Ag
	(Mt)	(g/t)	(g/t)	(Moz.)	(Moz.)
Open Pit**
Indicated	139.1	1.04	5.4	4.67	24.19
Inferred	11.4	0.63	3.1	0.23	1.12

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources would be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource. SRK, the author of the Springpole Technical Report, is of the opinion that further attempts to convert the remaining inferred material to indicated would be of questionable value. The current proportion of the resource classified as inferred is 7.6% of total tonnes and 4.7% of contained gold.

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Mining methods

A Lerch-Grossman pit optimization was carried out on the Springpole resource model in order to determine the ultimate pit limits for this PEA study. The pit optimization was carried out in WhittleTM software. The tonnage of the incremental pit shells along with estimated discounted values are illustrated in the table below.

For the Springpole deposit, shells beyond Pit Shell 28 add mineralized rock and waste tonnages to the overall pit, but have higher incremental strip ratios with minimal positive impact on the Project’s Net Present Value (NPV). To better determine the optimum shell on which to base the phasing and scheduling and to gain a better understanding of the deposit, the shells were analyzed in a preliminary schedule. The schedule assumed a maximum processing rate of 13 Mt/yr. Low grade material was stockpiled with 95% reclaimed at the end of mine life, and no capital costs were added.

Based on the analysis of the shells and the preliminary schedule, Pit Shell 28 was chosen as the base case shell for further phasing and scheduling of the deposit. This shell contains 151 Mt of mineralized material above cut-off with an average diluted gold grade of 0.95 g/t and 4,624 koz contained gold along with a silver grade of 5.08 g/t and 24,736 koz of contained silver. The total waste tonnage in the shell is 319 Mt for a strip ratio of 2.1:1.

The resources within the ultimate pit shell were used as the basis of a production schedule and Life of Mine (LOM) plan. The table below summarizes the LOM plan.

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Description	Unit	Value
Mine Production Life	yr	12
Total Mineralized Material Mined	Mt	151
Stockpiled Material	Mt	31
Direct Process Feed	Mt	120
Stockpile Reclaim	Mt	19
Total Process Feed Material	Mt	139
Diluted Au Grade (mill head grade)	g/t	1.00
Contained Au	koz	4,468
Diluted Ag Grade (mill head grade)	g/t	5.33
Contained Ag	koz	23,740
Waste	Mt	319
Total Material	Mt	470
As-mined Strip Ratio	t:t	2.1
As-processed Strip Ratio	t:t	2.4

The tonnes of mineralized material and waste material are detailed by year in the figure below along with gold ounces produced.

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The open pit mining activities for the Springpole pit were assumed to be primarily undertaken by an owner-operated fleet as the basis for the Springpole Technical Report. The average unit mining costs used in the project economics was $1.74/t of material mined, for pit and dump operations, road maintenance, mine supervision, and technical services. The cost estimate was built from first principles and based on experience of similar sized open pit operations and local conditions. The open pit mining costs take into account variations in haulage profiles and equipment selection.

Non-contact surface water around the open pit and waste storage facilities will be diverted where possible and contact water will be collected in a series of ditches and ponds for storage and treatment as required for discharge into the receiving environment. A schematic of the surface water management plan is illustrated in the figure below.

Processing and recovery operations

The Springpole Technical Report is based on an assumed design criteria of 36,000 tpd (13,140,000 tpa) process plant processing moderate hardness (BWi of 12 kWh/t to 14 kWh/t) material averaging 1 g/t gold and 6 g/t silver.

Testwork determined that a coarse grind P80 size of 150µm could achieve up to 91% gold extraction using flotation followed by cyanide leaching of reground concentrate and combined (rougher and cleaner) flotation tail. No new gravity recovery information was obtained for this update.

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The updated design for the Springpole processing facilities is based on both previous and recent metallurgical testwork with several assumptions. The basis of the design of the comminution circuit remains the same as the 2017 Preliminary Economic Assessment (the "2017 PEA") except for the primary grind size of P80 150µm, while the flotation circuit and cyanide leaching is based on recent testwork. The remaining unit operations selected: agitated leach, carbon handling, cyanide detox, and tailing handling remain the same as the 2017 PEA with the exception of separate cyanide leaching circuits for flotation tails and concentrate.

The principal gold-silver ore mineral is the Ag-Au telluride mineral petzite that has approximately 5% sulphide. Flotation reagents are added to the sulphide flotation circuits to promote the flotation of sulphides and associated precious metals. Sodium cyanide is added to the flotation tails and flotation concentrate to leach gold and silver.

Infrastructure, permitting and compliance activities

There is no existing infrastructure within 20 km of the Springpole Project area. The primary access point for the Springpole Project will likely be a two-lane access corridor road. SRK is of the view that, based on a cursory review of the alignment using low resolution topographical mapping, it is anticipated that only basic cut/fill techniques will be required to construct the road. The unpaved road surface will require ongoing maintenance consisting of re-grading and topdressing the running surface to reduce the wear on the haul truck and heavy equipment tires. Topdressing will be sourced from the local borrow sources used during construction.

There are four 7 m wide single lane access roads located throughout the Springpole Project area. All single lane access roads will be constructed using conventional cut and fill techniques prior to the placing of an approximately 0.5 m thick compacted sub-base layer sourced from locally developed and approved borrow sources. Routine surface water management along all roads will be achieved by ensuring the roads are graded with a crown. Eleven locations along the access corridor road will have corrugated steel culverts installed to allow surface water to pass while no culverts have been identified for the single lane access roads.

Two major stream crossings will be required along the access corridor road. An arched culvert will be constructed at the Deaddog Stream Crossing while a pre-fabricated bridge will be constructed at the Birch River Crossing.

Surface infrastructure earthworks will also use conventional cut and fill techniques to provide suitably graded areas to place the buildings and allow for surface drainage. The buildings will be of modular design or consist of fully contained pre-fabricated components. These structures will require minimal on-site construction, plumbing, and electrical work.

Substantial storage of fuel will not be required on-site due to the easy access to the nearby highway. Some fuel storage will be required for the mine, haul, and light vehicle fleets, as well as for the heavy equipment and production of ammonium nitrate/fuel oil, a bulk explosive. It has been assumed that a 5 ML fuel tank farm, within a suitably-sized bund, is to be constructed at the mine site. The Fuel Tank Farm should be located on a blasted bedrock foundation. Compacted engineered backfill will be used to bring the foundation up to the appropriate grades and provide suitable bedding material for the lined containment facility, as well as being used for pedestal supports for the fuel tanks.

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A 60 km long by 23 m wide right-of-way will be cleared, grubbed and prepared for the installation of a 115 kV wood pole transmission line using 636,000 mils conductor. The right-of-way will start from Highway 105 near Ear Falls and travel a further 90 km alongside the existing Hydro One corridor overland where it will connect to and follow the access corridor road to the project site.

The Wataynikaneyap Power project in northwestern Ontario plans to develop transmission lines north from Red Lake which may present an opportunity to reduce the power line construction costs for the Project in future studies.

The potential impacts the project may have on Springpole Lake and/or Birch Lake are considered to be the more environmentally and socially sensitive components of the Project. We are cognizant of these sensitivities and have taken steps to design the Project with these sensitivities in mind. To that end, the project has been designed to avoid direct interaction with the Birch Lake watershed.

The Environmental Assessment (“EA”) process, currently underway, will address all regulatory requirements of the Canadian Environmental Assessment Act 2012 (“CEAA”) and the provincial EAA, including alternative assessments and potential cumulative environmental effects. Environmental baseline programs initiated and/or completed to date have been designed in consultation with the Project’s indigenous communities and the regulatory requirements of both the federal and provincial governments.

The management of the mine waste (tailings and waste rock) also represents a longer-term environmental concern. The tailings management facility and waste rock repository will likely assimilate fish bearing ponds and doing so will likely involve additional fish habitat compensation. The next phase of engineering for the Springpole Project will further evaluate alternative mine waste management areas to avoid impacting fish and fish habitat. The environmental risks associated with tailings and waste rock management following operations will be addressed as part of the project’s detailed closure plan.

All potential environmental impacts associated with the Springpole Project can be mitigated through the implementation of accepted engineering practices currently employed throughout Canada’s mining industry. A detailed monitoring plan will also be developed to ensure environmental compliance of all components of the mine throughout its construction, operation, closure, and post-closure activities.

We comply with permit, notice and consultation requirements as they relate to the on-going exploration work on the Springpole Project. Legislation that requires material permits and notices include the provincial Mining Act, Public Lands Act, Lakes and Rivers Improvement Act, Ontario Water Resources Act, as well as the federal Fisheries Act.

To date, no formal memorandum of understanding agreements have been signed with local First Nations.

Capital and operating costs

Project costs in the Springpole Technical Report were estimated from a combination of sources including first principles, reference projects, vendor’s quotes, cost service publications and SRK experience. Costs were considered from the commencement of production forward. Costs incurred prior to this date were considered as “sunk” for the purposes of economic assessment.

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Operating Costs

Operating costs estimated for the open pit mine and 36,000 tpd process plant are summarized in the tables below.

Mine Operating Costs

Open Pit Mine Operating Unit Cost	Life of Mine	Unit Cost
	$M	$/t mill feed	$/t material moved
Drilling	49	0.35	0.11
Blasting	99	0.71	0.23
Loading	195	1.40	0.45
Hauling	243	1.76	0.55
Roads/Dumps/Support Equipment	96	0.69	0.22
General Mine/Mtce	33	0.24	0.07
Supervision & Technical	49	0.35	0.11
Total Open Pit Operating Cost	763	5.50	1.74

Process Plant Operating Costs

Processing Cost Expense Item	$/tonne processed
Labour	0.72
Power	2.29
Reagents	5.84
Liners	0.16
Grinding Media	0.16
Maintenance Part & Outside Repairs	0.47
Supplies & Services	0.07
Total	9.71

Capital Costs

Initial and sustaining capital costs for the Project are summarized in the table below.

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Major Capital Cost Summary

Item	$M
Open Pit Mining	149
Processing	519
Infrastructure	38
Water Management	4
Dike and Lake Dewatering	25
Tailings Management Facility Construction	74
Total Initial Capital	809
Sustaining Capital
Open Pit Mining	52
Processing	6
Infrastructure	0
Tailings Management Facility Lifts	67
Closure Costs	26
Total Sustaining Capital	150
Total Capital Costs	959

Economic Analysis

The economic analysis that forms part of this summary of the Springpole Technical Report is intended to provide an initial review of the Springpole Project’s potential and is preliminary in nature. The economic analysis includes consideration of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The primary economic evaluation measures used were total LOM cash flow, NPV of this cash flow at a 5% discount rate, the internal rate of return of the project cash flows, and the payback period on a non-discounted basis. The table below summarizes the high-level economic outputs from the modelling. Note that payback is quoted from the commencement of production.

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Summary of Base Case Valuation

Parameter	Units	Value
Mill Feed	kt	138,528
Payable Au Produced	koz	3,914
Payable Ag Produced	koz	21,426
Au Price	$/oz	1,300
Ag Price	$/oz	20
Gross Revenue	$M	5,516
Treatment and Refining Costs	$M	4
Royalty	$M	76
Operating Costs	$M	2,360
Operating Surplus	$M	3,076
Initial Capital costs	$M	809
Sustaining Capital Costs (incl. closure)	$M	150
Life of Mine Capital Costs	$M	959
Economic Results
Pre-tax NPV5%	$M	1,232
Pre-tax IRR	%	26.2%
After-tax NPV5%	$M	841
After-tax IRR	%	21.8%
Non-discounted Payback from Production Date	years	3.4

The following production-related assumptions have been applied to the technical economic model:

●
Production rate at maximum of 36,000 tonnes per day over 365 days per year.

●
Pre-production period of three years from commencement of construction.

In addition, the following general assumptions have been applied for mine design and economic evaluation:

●
A base case discount factor of 5% has been applied for NPV calculations. The author of the Springpole Technical Report considers this to be typical for gold projects of this type and in this location.

●
An average LOM sales price of $1,300/oz gold.

●
An average LOM sales price of $20/oz silver.

●
Estimates of royalties payable as described in elsewhere in the Springpole Technical Report.

●
Working capital days have been assumed at 20 days for receivables and 30 days for payables.

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Exploration, development and production

There is no on-going exploration taking place on the Springpole Project at this time.

Recent developments

In December 2019, we signed an MOU and a study agreement with Ausenco to complete a PFS for the Springpole Project. A field program in support of the required pre-feasibility level studies was commenced in January 2020.

A detailed, two-phase, metallurgical program has been scoped and is underway. The “Phase 1” testwork program utilized material from the 2016 metallurgical drill program, with testing underway at the SGS laboratory in Lakefield, Ontario. A second “Phase 2” test work program is being completed using additional core material obtained from three new metallurgical holes (totalling 1,187 m) drilled in early 2020. The main objective of the program is to optimize flotation and cyanide leaching conditions, and provide design criteria for the PFS.

In addition to the three metallurgical drill holes completed, additional holes have been strategically located to support both hydrogeology and geotechnical analysis. This combined geotechnical-hydrogeological drill program consists of 10 holes in the proposed pit wall and coffer dam areas and drilling has been commenced. The results of this drilling will help guide how the ground water communicates within the region and provide a better sense of the pit slope stability for the PFS, which in turn may help improve strip ratio estimates. A further 14 geotechnical drill holes, as well as a number of test pits, are also planned as part of the PFS on-site work to test the proposed plant site, tailings and waste storage areas.

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Goldlund

Technical report

The description in this section of our Goldlund gold project (the “Goldlund Project”) is based on the project’s technical report: Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, ON (issue date April 1, 2019, effective date March 15, 2019) (the “Goldlund Technical Report”). The report was prepared for us by WSP Canada, Inc. ("WSP") in accordance with NI 43-101 under the supervision of Todd McCracken, P.Geo., a qualified person within the meaning of NI 43-101. The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a qualified person within the meaning of NI 43-101, but is not independent of us.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Goldlund Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Goldlund Technical Report in its entirety to fully understand the project. You can download a copy from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Project description, location and access

The Goldlund Project is situated within a land package of approximately 280 km2 referred to as the Goldlund Property (the “Goldlund Property”). The Goldlund Property has a strike-length of over 50 km in the Wabigoon Subprovince. The Goldlund Project is an Archean lode-gold project located in northwestern Ontario, approximately 60 km northeast from Dryden by road and stretches over several townships of the Patricia Mining and Kenora Mining Divisions of northwestern Ontario. The Goldlund Property is centered at 49.900203 north latitude and 92.341103 west longitude (545800E, 5527400N NAD 83 Zone 15) NTS 52F/16.

Access to the Goldlund Property is by Ontario Provincial Highway 72, approximately 60 km by road from Dryden, or approximately 45 km southwest of Sioux Lookout. A private all-weather gravel road leads from this point to the Goldlund Property. The road into the Goldlund Property would require upgrading to sustain any form of mining operations, but is accessible by two-wheel drive vehicle for exploration. Regularly scheduled passenger air service and charter flights are available to the towns of Dryden and Sioux Lookout.

The property consists of 1,348 mining claims totalling 28,015 ha, 27 patented claims (433 ha), one mining lease (48.56 ha), and one licence of occupation. We have full surface rights on the 27 patents and 1 mining lease (the “Mining Lease”). The Ontario Mining Act (2010) grants surface access to a mineral claim without owning the surface rights, with proper consultation with stakeholders in the area. All claims and patents are registered to Goldlund Resources Inc., a wholly-owned subsidiary of Tamaka (which, itself, is a wholly-owned subsidiary of First Mining).

Underlying royalties which affect the Goldlund Property are:

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1% NSR payable to an arm’s length vendor for 36 claims totalling 576 ha;

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1% NSR payable to Goldlund Mines Limited on any ore mined above 50 m below the existing shaft collar for 6 patented claims and 3 patented claims covered by the Mining Lease. We have a right of first refusal in the event the holder wishes to dispose of its interest in the NSR;

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2.5% NSR payable to Rio Algom Limited for 21 patented claims. We have the right to purchase the NSR in its entirety for $2,500,000 and a right of first of refusal in the event that Rio wishes to sell the NSR.

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2% NSR payable to 1074127 Ontario Limited in accordance with industry practice on the sale of all minerals from the property for 13 mining claims. We have right to purchase 100% of the NSR at any time for $1,500,000 and a right of first refusal in the event that the holder wishes to sell the NSR.

The Goldlund Project has two historic shafts that have been capped, an underground portal that has been blocked, a small open pit that is partially flooded, a waste rock stockpile, a mineralized material stockpile, a building housing the original mill on the Goldlund Property, and a small tailing containment facility. All have been overgrown with vegetation.

All permits and licenses to conduct exploration work at the Goldlund Project are in place.

History

Exploration of the Goldlund Property dates back to the 1940s. From the late 1940s up until 1988, intermittent exploration was carried out by various companies mainly on five gold bearing zones. Past work included shaft sinking, driving a ramp, and underground development, including drifting and crosscuts on four levels.

There was a major period of exploration in the area from 1946 to 1952, in response to the discovery of gold mineralization in the southeastern part of Echo Township. The historic Newlund and Windward gold deposits were discovered during this period.

The Newlund prospect saw extensive underground exploration (4,570 m of drifts and crosscuts, 6,220 m of diamond drilling) through five levels, via a 255 m deep shaft. The first level (200 ft.) of the Newlund/Goldlund workings extends for over 3.2 km, connecting on the west with the 68 m shaft of the Windward prospect, crossing the entire Windward claim block.

Virtually no work was carried out on the Echo Township gold prospects from 1952 to 1973.

In 1974, most of the surface facilities were rehabilitated and re-sampled portions of the first and second levels. In total, some 151,000 ft. (approximately 46,000 m) of surface drilling has been completed in 506 holes, and more than 60,000 ft. (approximately 18,300 m) of underground drilling has been completed in 466 holes.

From mid-1982 to early 1985, an underground mine and an open pit mine was operated on the Goldlund Property and processed material through the mill at the site. Production records have been compiled that show underground mine production of approximately 100,000 tons (approximately 90,700 t) at an estimated grade of 0.15 oz./ st (approximately 4.23 g/t) gold together with open pit production of approximately 43,000 st (approximately 39,000 t), at an estimated grade of 0.17 oz./ st (approximately 4.80 g/t) gold. Plant records show that some 132,000 st (approximately 119,750 t) were processed, with 18,000 oz. of recovered gold. The head-grade was 0.15 oz./st gold and mill recovery was reported to be 86.6%. In total, some 1,050 ft. of shaft sinking, 1,385 ft. of driving a ramp and approximately 19,600 ft. of drifting and crosscuts were developed for the production.

Exploration work from the 1940s to present day has also been conducted by various companies on the remaining parts of the Property outside of the immediate Goldlund Deposit area, which include the Quyta, Miles, Franciscan, Laval and Beartrack exploration blocks. Work has included ground and airborne geophysical surveys, geological mapping, outcrop sampling, trenching, soil surveys and diamond drilling.

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Geological setting, mineralization and deposit types

Regional geology

The Goldlund Property is situated within a northeasterly-projecting arm of the Wabigoon Subprovince extending from Wabigoon Lake to Sioux Lookout. The area is underlain by sedimentary and volcanic rocks, numerous intermediate to mafic sub-volcanic intrusive sheets, and intruded by several granitoid stocks. The stratigraphic assemblage has been subdivided into five principal rock groups:

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Northern Volcanic Belt;

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Northern Sedimentary Group;

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Central Volcanic Belt;

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Southern Sedimentary Group; and

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Southern Volcanic Belt.

The area has been affected by multiple deformational events resulting in a predominately northeasterly structural fabric. Gold exploration dates back to at least the 1940s with the majority of occurrences located in the Central and Southern Volcanic Belts.

The area is comprised of meta-volcanic and meta-sedimentary rocks intruded by several granitoid stocks and many smaller porphyritic and non-porphyritic bodies. The area has been subjected to at least four phases of deformation resulting in a predominantly northeasterly-striking structural grain. Regional and more important local alteration occurred in two pulses; one preceding the earliest deformation and one coinciding with the late deformation. Quartz veining, gold mineralization, and related alteration are related to the later alteration event.

Project geology

A 3 km wide belt of Precambrian basaltic volcanic rocks strikes northeast across the Goldlund Project. This basaltic formation is bound by Precambrian sediments to the north and to the south, with a wedge of felsic volcanics that occurs between the basalt and sediments to the south of the basalt.

A suite of Leucotonolite to diorite sills (“granodiorite” in mine terminology) have intruded near the contact between the tuffs to the south and the spherulitic lavas to the north. These strata-parallel sills dip from vertical to -80° southward and range from 14 m to 60 m in thickness. A subsidiary suite of sills intrudes narrow tuff beds in spherulitic basalt lavas. These strata-parallel intrusions are known to extend northeastward well beyond the Goldlund Project and south-westward beyond Crossecho Lake where they re-appear just south of Troutfly Lake. It has been postulated that this series of intrusions may occur intermittently over a strike-length of 15 km.

Mineralization

The gold mineralization occurs concentrated in quartz filled cross fractures that strike 010° to 015° and dip northwest at -40° to -75°. Historically it is reported that these gold bearing fractures occur concentrated in zones that extend intermittently at intervals of 200 m to 300 m along the 1.6 km length of the underground workings that has been explored to a vertical depth of 150 m to 200 m on the former Windfall and Goldlund Property.

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Gold mineralization occurs in essentially two types of deposits in the area of the Goldlund Project with the most important gold mineralization being associated with quartz vein and stock-work structures.

Gold mineralization at the Goldlund Project is hosted by zones of northeast-trending and gently to moderately northwest-dipping quartz stockworks (comprised of numerous quartz veinlets less than 1 cm to 20 cm thick). The stockwork zones form bands within the dykes that intrude the east-northeast-trending mafic volcanic country rocks. The quartz veins and veinlets contain occasional fine-grained to coarse-grained pyrite. The intervening areas between the quartz veinlets exhibit strong to moderate feldspathic alteration associated with common fine to medium-grained pyrite and magnetite.

The mineralized sills strike generally northeast (065°) and dip steeply to the southeast. The quartz stockwork veins generally strike 010° to 015° and dip northwest at -40° to -75°. This results in a shallow rake within the various zones.

Deposit type

The identified mineralization fits an Archean shear zone-hosted quartz vein model (“Archean Lode gold”).

The dominant, and economically most significant type, of the shear zone hosted occurrences are transverse vein arrays within competent rocks and particularly the intermediate to mafic sub-volcanic intrusive sheets. Vein systems occupy tensional fractures related to internal deformation of the competent units as folds tightened during stage three deformation. Vein arrays could be expected to develop near fold hinges, within fold limbs, and along axial planar foliations. The orientations of individual veins within the arrays are affected by their locations within folds.

Exploration

In 2018, First Mining completed a property-wide regional exploration program on the Goldlund Property, including mapping and sampling of previously-identified targets and diamond drilling. A sixteen-hole, 1,944 m drill program was completed between June and September 2018 and tested the Miller, Miles and Eaglelund occurrences.

This regional field exploration program included numerous bush traverses to follow up on historic gold occurrences reported over the Goldlund Property, and it identified numerous targets for further field work at a later date. Between May and July, and September and October of 2018, traverses were made over the Beartrack, Mistango, Quyta, Eaglelund, Miller, Miles, Jacobus Creek, Villbona, Lun-Echo, Goldlund-Eastern, and Camreco South showings. Geological mapping was undertaken and geochemical grab or chip sampling was completed at suitable outcrop locations. The previous geological mapping commissioned in 2012 by Tamaka was also ground-checked for accuracy of outcrop locations and descriptions.

Drilling

We completed our 2017 and 2018 drill programs at the Goldlund Project in two phases. Phase 1 was completed between January 2017 and July 2017 and targeted Zone 7 of the Goldlund deposit, and Phase 2 was completed between June 2017 and March 2018 and primarily targeted Zone 1. Both programs together comprised a total meterage of 40,198 m in 138 holes, and were designed to better understand and define the potential resource in both of these areas of the Goldlund deposit by infill drilling.

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The drilling was conducted by Rodren Drilling of Manitoba with HQ sized core. Casings were left in place and capped.

A total of 100 infill holes were drilled during the Phase 1 drill program, for a total meterage of 24,299 m. The target of this program was Zone 7.

The primary goal of this Phase 1 drilling campaign was to upgrade Inferred Resources at Zone 7 into a higher resource category and to better define the geology and gold mineralization. The albitized tonalite (“granodiorite” in mine terminology) and immediate hanging wall and footwall were entirely sampled and assayed to allow for a more accurate resource estimate with no data gaps.

Of the 100 holes, 86 holes intersected intervals of significant gold mineralization, and those holes with no significant gold mineralization encountered have helped to define the extent and further the understanding of the shape and nature of the deposit.

We completed our Phase 2 drilling program on the Goldlund deposit between July 2017 and March 2018. A total of 38 infill holes were drilled over 14,961 m, which were designed to provide greater confidence in the gold mineralization within Zone 1 of the Goldlund deposit.  While 33 out of the 38 drillholes intersected gold mineralization, this phase of drilling was limited in extent in order to avoid intersecting historic underground workings.  Areas of Zone 1 have previously been mined and therefore contain several levels of existing underground workings.  Accordingly, new holes had to be positioned to avoid drilling through existing levels or stopes, and as a result some of the holes may not have reached the key mineralized zones which occur closer to the footwall of the zone.

In addition to the 38 new Zone 1 holes, four Phase 1 holes drilled into Zone 7 (holes GL-17-010, GL-17-051, GL-17-106 and GL-17-108) were extended during the Phase 2 program to test for deeper level mineralization. These were successful in encountering gold mineralization within the deeper portions of the holes, with hole GL-17-010 intersecting 83 metres of 1.35 g/t Au at downhole depths of between 545 m and 628 m.

Two Zone 1 holes also tested for deeper mineralization: GL-17-115 (44 m of 0.78 g/t Au including 16 m at 1.07 g/t Au from 590 to 606 m) and GL-17-119 (2 m at 4.31 g/t Au from 446 to 448 m) which indicate that in Zone 1 as well as Zone 7, significant grades of gold exist below the levels of an open pit.

Also during 2018, First Mining completed a small, property-wide regional exploration and diamond drill program intended to test the regional potential of the Goldlund Property to host significant gold mineralization similar to that demonstrated within the known resource area at the Goldlund Project. This exploratory drill program consisted of 1,944 m of drilling in 16 holes. It was designed to test the Miller, Miles and Eaglelund occurrences and verify historical drillhole and surface anomaly data, and was completed between June and September 2018. The drill program consisted of eight drillholes (MI-18-001 to MI-18-008) at the Miller showing, seven drillholes (EL-18-001 thru EL-18-007) at the Eaglelund showing, and one hole (ML-18-001) designed to drill test under the exploratory pit found at the Miles showing. Drilling totalled 1,256 m at Miller, 638 m at Eaglelund, and 50 m at the Miles target.

The Miller targeted area lies approximately 10 km northeast of the Goldlund resource area, along strike of the lithologic fabric of granodiorite sills/dykes intruded into regional mafic meta-volcanic greenstone which extends over 30 km within the Goldlund Property boundary. This elongate pattern of brittle granodiorite in ductile mafic meta-volcanic rocks is a key mechanism in focusing gold mineralization, as demonstrated in the area of the current Goldlund resource.

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Granodiorite at Miller is coarse-grained with strong chlorite and silica alteration predominantly along the contacts with meta-basalt and gabbro in the hanging wall. The contact with metabasalt and gabbro is sheared and strongly foliated.

Quartz-carbonate veining at Miller seems to have a slightly different orientation than that of the Goldlund deposit. Gold-bearing veins at Miller seem to be dominated by steeply 80° - 85° dipping veins which are wider than the shallow 10° - 25° dipping narrow veins. Narrow veins returned higher gold grades from the surface grab sampling. This observation is based only on a limited surface exposure and eight drillholes. Gold-bearing veins at the Goldlund deposit are dominated by the conjugate 20 set and 70 set veins. The 20 set veins are most common but are typically narrow, being just a few cm in width, whereas the 70 set veins although more erratic and discontinuous are typically wider.

Significant gold mineralization was encountered in the Miller drilling, and results have confirmed the same mineralogical associations of gold present in quartz-carbonate-sulphide stockwork veining and adjacent alteration zone in granodiorite which is very similar to that observed at the Goldlund resource area.

The early results from the Miller prospect indicate that the entire width of the sill/dyke appears receptive to gold mineralization and this mineralization remains open along strike in both directions and also at depth. The four drillholes which crosscut the granodiorite from hanging wall to footwall indicate that the entire width of the dyke appears receptive to gold mineralization, while at the Goldlund resource area, gold mineralization tends to occupy only 25% to 40% of the total dyke width.

In addition, while visible gold mineralization and gold tellurides were common in First Mining’s 2017-2018 infill drilling program at the Goldlund resource area, the frequency of occurrence of visible gold at Miller was much greater, with visible gold observed in seven out of the total eight holes.

Due to the frequent occurrence of visible gold in the Miller drillholes, and the coarse, nuggety nature of the gold mineralization, we followed up our standard fire assays on selected samples with a more definitive assay protocol of metallic screen fire assay, using a 1,000 g sample size to minimize the high nugget effect characteristic of mineralization at the Goldlund Project. Metallic screen fire assay technique is commonly used to determine both the coarse and fine gold in samples and utilizes a larger volume of the sample than regular fire assay. Samples were chosen for metallic screen analysis either where visible gold was observed in the core, or adjacent to visible gold occurrences, or where the initial fire assay results did not appear to be representative of the level of gold mineralization observed in the core.

Holes at Eaglelund and Miles were targeted close to the locations of historical drillholes that were drilled in the 1950s and 1980s, several of which reported gold mineralization (although locations and assay results for these holes cannot be verified). Some narrow gold intersections were confirmed by the 2018 drill program, notably in the south west region of the Eaglelund target, with hole EL-18-002 intersecting 1.0 m at 2.22 g/t Au, and hole EL-18-003 intersecting 2.0 m at 6.42 g/t Au. No significant gold mineralization was encountered in the northeast area of drilling, however mapping and drill logging show that the granodiorite sill, the host rock of gold mineralization, is faulted off and replaced by a sheared feldspar porphyry in this area. The faulted portion of the granodiorite sill was not located during this drill campaign, hence additional drilling would be required to delineate this and to better understand the control and distribution of the mineralization at the Eaglelund and Miles prospects.

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Sampling, analysis and data verification

The following is a description of the sampling methodology for the Tamaka 2007 – 2008 drilling program:

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Drillers delivered the four-row NQ or NQ2 core boxes to the core logging facility.

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Core lids were removed and the boxes placed on the core logging table in order.

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A technician measured run lengths to confirm block markers.

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The technician recorded the rock quality designation (“RQD”) of the core on a computer form.

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Magnetic susceptibility was recorded over the entire hole length at 0.5 m intervals.

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Core was photographed (both wet and dry).

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Logging was completed by the geologist directly into a Microsoft Excel spreadsheet template form. Each drill log was a separate file:

o
logs recorded lithology, structures, alteration and sulphide content;

o
all geology related markings on the core used a yellow lumber crayon.

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Sample intervals were marked with a red lumber crayon on the core.

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Sample lengths were variable, 20 cm minimum sample length, 1.5 m maximum sample length.

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The samples did not cross lithological boundaries:

o
quartz veins were isolated if possible as well as zones in increased sulphides or alteration;

o
shoulder sample of 1 m was collected on both sides of the mineralized sections;

o
due to the nature of the mineralization, and from the onset of drilling, the decision was made by Tamaka staff to collect samples continuously from collar to toe of hole.

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Three dedicated technicians were trained on sampling:

o
top-mounted core saw with a four-compartment settling tanks to recycle the water;

o
a sample interval sheet was generated by the geologist logging the core; the sheet contained the Borehole ID, From, To intervals, and sample number;

o
the technician verified the sample number from the sample sheet with the sample number from pre-printed sample books provided by the laboratory;

o
the technician cut the core and placed one half in a plastic sample bag and returned the other half to the core box;

o
one sample tag was placed in the sample bag, one sample tag was stapled into the core box at the beginning of the sample interval;

o
sample bags with sample and sample tag were sealed with fibre tape.

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Quality assurance and quality control ("QA/QC") samples were inserted into the sample stream. Standards, blanks, field, and crush duplicates were inserted into the sample series using the same number sequence as the samples themselves. A QA/QC sample was inserted every 30 samples and were alternated between crush duplicates, field duplicates, standards, and blanks. Pulp duplicates performed by Accurassay were also incorporated in the program.

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Samples were placed in rice bags and stored in the core logging facility until shipment.

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A Tamaka employee delivered the samples to Manitoulin Transport in Dryden for delivery to Accurassay Laboratories (“Accurassay”) in Thunder Bay. Accurassay is an accredited facility, conforming to requirements of CAN P-4E ISO/IEC 17025, and CAN-P-1579.

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The laboratory returned all coarse rejects and pulps to Tamaka for storage at the Goldlund Project.

The following is a description of the sampling methodology for the Tamaka 2011 drilling program:

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Drill core was delivered by C3 Drilling to the Tamaka core logging facility located on site at the end of every shift.

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Core was put on the core logging tables for logging by the geologist or geological technician.

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A geologist technician checked the block measurements and measures recorded the RQD. Errors in block measurements were reported to the geologists.

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A technician recorded the magnetic susceptibility using a hand-held instrument for each 3 m length of core.

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Certain initial holes were logged into Microsoft Excel spreadsheets and the remainder were logged into a Gemcom© Gemslogger (“Gemslogger”) Microsoft Access database.

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A geologist entered the header information from a planned drillhole spreadsheet.

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A geologist logged the core, recording lithology, alteration, structure, and mineralization in Gemslogger or the spreadsheet and marking the intervals with a grease pen.

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A geologist inserted sample tags for intervals to be sampled, recording these intervals in Gemslogger or the spreadsheet.

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Sample lengths ranged between 0.2 and 2.6 m in length with an average sampling length of around 0.7 m.

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No samples crossed lithological boundaries.

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At least two shoulder samples were taken on either side of the mineralization.

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Sample tags marked with Standard Reference Material (“SRM”), blanks and duplicates were inserted at set intervals by the geologist.

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Core was photographed after logging and sampling was completed; both wet and dry photos were taken.

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Core was then relocated to the core splitting facility.

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A technician then double checked the intervals given in the sample booklet with printed logs from Gemslogger.

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Core was split using a top-mounted diamond saw blade.

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Half of the core was placed in a sample bag while the other half was replaced in the core box.

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Blanks and SRMs were inserted as specified in the sample booklet. Standards, blanks, field, and crush duplicates were inserted into the sample series using the same number sequence as the samples themselves. A QA/QC sample was inserted every 30 samples and were alternated between crush duplicates, field duplicates, standards, and blanks. Pulp duplicates performed by Accurassay were also incorporated in the program.

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For field duplicates, the remaining half of the core was quarter split and placed in a sample bag.

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For coarse duplicates, a sample tag was placed in an empty sample bag.

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The sample tag was stapled to the inside of the sample bag and the sample bag is stapled closed.

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Sample tags were placed in rice bags and stored in crates awaiting shipment.

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Crates were shipped every week to Accurassay Laboratories in Thunder Bay by Manitoulin Transport.

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Downhole surveys were conducted using a Maxibor instrument while the drill rig was still setup on the drill pad.

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Once the drill rig was moved, collar locations were verified using a hand-held GPS.

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Once all the data was finalized in the field, the field databases/spreadsheets were transferred to the office in Thunder Bay where the master database is stored.

The following is a description of the sampling methodology for the Tamaka 2013-2014 drilling program:

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Drillers delivered the four-row NQ or NQ2 core boxes to the core logging facility.

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Core lids were removed and the boxes placed on the core logging table in order.

●
A technician measured run lengths to confirm block markers.

●
The technician recorded the RQD of the core on a computer form.

●
Magnetic susceptibility was recorded over the entire hole length at 0.5 m intervals.

●
Core was photographed (both wet and dry).

●
Logging was completed by the geologist directly into a Microsoft Excel spreadsheet template form.

●
Each drill log was a separate file:

o
logs recorded lithology, structures, alteration and sulphide content;

o
all geology related markings on the core used a yellow lumber crayon.

●
Sample intervals were marked with a red lumber crayon on the core.

●
Sample lengths were variable; 20 cm minimum sample length, 1.5 m maximum sample length.

●
The samples did not cross lithological boundaries:

o
quartz veins were isolated if possible as well as zones in increased sulphides or alteration;

o
shoulder sample of 1 m were collected on both sides of the mineralized sections;

o
due to the nature of the mineralization, and from the onset of drilling, the decision was made by Tamaka staff to collect samples continuously from collar to toe of hole.

●
Three dedicated technicians were trained on sampling:

o
top-mounted core saw with a four-compartment settling tanks to recycle the water;

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o
a sample interval sheet was generated by the geologist logging the core; the sheet contained the Borehole ID, From, To intervals, and sample number;

o
the technician verified the sample number from the sample sheet with the sample number from pre-printed sample books provided by the laboratory;

o
the technician cut the core and placed one half in a plastic sample bag and returned the other half to the core box;

o
one sample tag was placed in the sample bag, one sample tag was stapled into the core box at the beginning of the sample interval;

o
sample bags with sample and sample tag were sealed with fibre tape;

o
quality assurance and quality control samples were inserted into the sample stream. Standards, blanks, field, and crush duplicates were inserted into the sample series using the same number sequence as the samples themselves. A QA/QC sample was inserted every 30 samples and were alternated between crush duplicates, field duplicates, standards, and blanks. Pulp duplicates performed by Accurassay were also incorporated in the program. A second aliquot of pulp (from the pulps remaining after Accurassay analysis) from samples (predetermined by Fladgate) by Accurassay to be shipped to a separate lab for analysis.

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Samples were placed in rice bags and stored in the core logging facility until shipment.

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A Tamaka employee delivered the samples to Manitoulin Transport in Dryden for delivery to Accurassay in Thunder Bay.

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The laboratory returned all coarse rejects and pulps to Tamaka for storage at the Goldlund Project.

All samples for each of the Tamaka drill programs were processed using both jaw crushers and ring mill pulverizers. Samples received by the lab were processed using the following sample preparation packages:

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Dry, crush (less than 5 kg) 90% -8 mesh (2 mm);

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Split (1,000 g); and

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Pulverize to 90% -150 mesh (106µm).

The 2007 – 2008 samples were analyzed for gold and silver using a four-acid digestion followed by a 50 g fire assay (FA) with inductively coupled plasma (“ICP”) finish.

Certain of the 2011 samples were analyzed using a conventional 30 g Fire Assay with an Atomic Absorption finish (“FA/AA”) for gold and a 0.25 aqua regia digestion with an AA finish for silver. For the remaining 2011 samples, a 50 g conventional fire assay with an AA finish and a 0.25 aqua regia digestion with an AA finish for silver was performed from the 500 g pulp. A second 500 g pulp was analyzed using a gravimetric finish for samples in excess of 10 ppm gold. In total, during the 2011 drill program, 10,914 core samples were sent to the laboratory for analysis.

All 2012 and 2013-2014 samples were analyzed by a 50 g conventional fire assay with an AA finish and a 0.25 aqua regia digestion with an AA finish for silver was performed from the 500 g pulp. A second 500 g pulp was analyzed using a gravimetric finish for samples in excess of 10 ppm gold.

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Tamaka’s QA/QC for each of its drilling programs was generally consistent. The QA/QC programs consisted of the insertion of blanks, Standard Reference Manual (“SRM”) samples, field duplicates, and crush duplicates into the sample stream at set intervals. SRMs were inserted every 20th sample while blanks were inserted every 27th to 30th sample. Field and crush duplicates were inserted into the sample stream only for the latter portion of the 2011 drilling campaign with a frequency of one field duplicate every 30th sample and one crush duplicate every 32nd sample. In addition to the field-inserted QA/QC program, the laboratories operate their own laboratory QA/QC system. The labs insert quality control materials, blanks and duplicates on each analytical run.

The Tamaka database has gone through several validations. The original data files received prior to the 2010 resource estimate were validated using 103 (10%) of the 1,065 drillholes in the total database. The validation was completed by the author of the Goldlund Technical Report, while he was employed by Tetra Tech. Data verification was completed on collar co-ordinates, end-of-hole depth, down-the-hole survey measurements, “From” and “To” intervals, measurements of assay sampling intervals, and gold grades that were compiled from handwritten drill logs into Microsoft Excel spreadsheets. The error rate of the initial dataset exceeded the acceptable limit of 1% of errors. Most errors were insignificant and related to mistakes in transcription. Tamaka retrieved the dataset from Tetra Tech and corrected the entire dataset before returning the files to Tetra Tech. The second round of validation of the dataset returned no errors.

2011 and 2012 round of validation – All data is now recorded and received digitally, so it is possible to check 100% of the assay data for Tamaka surface holes against the digital assay certificates. There is 100% agreement between the assay certificates and the assay data in the database. The same is true of collar coordinates, survey data, and lithology intervals.

2013 and 2014 round of validation – All data is now recorded and received digitally, so it is possible to check 100% of the assay data for Tamaka surface holes against the digital assay certificates. There is 100% agreement between the assay certificates and the assay data in the database. The same is true of collar coordinates, survey data, and lithology intervals.

The drillhole data was imported into Surpac 6.6, which has a routine that checks for duplicate intervals, overlapping intervals, and intervals beyond the end of hole. The errors identified in the routine were checked against the original logs and corrected.

The following is a description of the sampling methodology for the First Mining 2017 and 2018 Phase 1 and Phase 2 drilling programs:

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HQ diameter (63.5 mm) drill core was cleaned and the run blocks checked. After this, the runs were measured for recovery. The recovery percentage was then used to mark off the adjusted metres within the run.

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The RQD was measured and recorded in an Excel sheet, for importing into Datamine DH Logger software.

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The core was logged for lithology, alteration, minerology, veining and structure, and entered into DH Logger, which synchronizes with First Mining’s central Fusion SQL drilling database.

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2 m sample intervals were marked off, except at lithological contacts, and in zones of poor recovery, where sample size was adjusted accordingly.

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Standards and blanks were inserted in the sample stream at the required intervals.

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Duplicates were inserted between the blanks and standards, alternating between field and laboratory duplicates.

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Core pieces were selected and measured for SG.

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The core was photographed twice, both dry and wet.

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The core was sawn in half onsite, with one half bagged and labelled to be sent for assay. For field duplicates, the core was quartered, and one quarter was sent for the regular assay and the other quarter was sent for the duplicate assay. For the laboratory duplicates, an empty sample bag with a sample ID was sent to the laboratory where a split was taken from the pulverized sample to run a duplicate assay.

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The remaining half core was placed in core boxes which were stored in a secure on-site facility to serve as a permanent record.

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Sample bags were placed in zip-tied rice bags and shipped to SGS Laboratory facilities in Red Lake, Ontario and Burnaby, British Columbia for the fire assay and Bulk Leach Extractable Gold (“BLEG”) assaying respectively.

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The laboratory returned all coarse rejects and pulps to First Mining for permanent storage on site at the Goldlund Project.

Samples from the mineralized granodiorite from the First Mining drill program were shipped to SGS Laboratories in Burnaby, BC for BLEG analysis. Samples received by the lab were processed using the following sample preparation packages:

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Crush entire half core sample to 80% -10 mesh (1.68 mm)

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Pulverize 3,000 g in three separate batches of 1 kg each to 85% -200 mesh (0.074 mm)

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Recombine and blend all three batches for homogeneity

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Re-split into three separate 1 kg batches

●
Send one of the 1 kg splits (“pulps”) for BLEG assay (the two remaining 1 kg splits are retained for duplicates)

Samples from the unmineralized volcanics from the First Mining drill program were shipped to SGS Laboratories in Red Lake, Ontario and prepared for fire assay analysis. Samples received were processed as follows:

●
Dry, crush (less than 3 kg) to 75% -8 mesh (2 mm);

●
Split to 250 g; and

●
Pulverize to 85% -150 mesh (106 µm).

At no time was an employee of First Mining involved in the preparation of the samples.

Page54

The following is a description of the sampling methodology for First Mining’s 2018 exploration drilling program at the Miller, Miles Lake and Eaglelund prospects on the Goldlund Property:

●
NQ diameter (47.6 mm) drill core was cleaned and the run blocks checked. After this, the runs were measured for recovery. The recovery percentage was then used to mark off the adjusted meters within the run.

●
The RQD was measured and recorded in an Excel sheet, for importing into Datamine DH Logger software.

●
The core was logged for lithology, alteration, minerology, veining and structure directly into DH Logger, which synchronizes with First Mining’s central Fusion SQL drilling database.

●
1 m sample intervals were marked off, except at lithological contacts, and in zones of poor recovery, where sample size could be adjusted accordingly.

●
Standards and blanks were inserted in the sample stream at the required intervals.

●
Duplicates were inserted between the blanks and standards, alternating between field and lab duplicates.

●
Core pieces were selected and measured for SG.

●
The core was photographed twice, both dry and wet.

●
The core was sawn in half onsite, with one half bagged and labelled to be sent for assay. For field duplicates, the core was quartered and one quarter was sent for the regular assay and the other quarter for the duplicate assay. For the lab duplicates, an empty sample bag with a sample ID was sent to the laboratory where a split was taken from the coarse reject or the pulverized sample to run a duplicate assay.

●
The remaining half core was placed in core boxes which are stored in a secure on-site facility to serve as a permanent record.

●
Sample bags were placed in zip-tied rice bags and shipped to SGS Laboratory facilities in Red Lake, Ontario and Lakefield, Ontario for fire assay analysis.

Samples from the First Mining drill program 2018 drilling at Miller, Eaglelund, and Miles were shipped to SGS Laboratories in Red Lake, Ontario, or Lakefield, Ontario and prepared for fire assay analysis. Samples received by the laboratory for fire assay were processed as follows:

●
Dry, crush (less than 3 kg) 75% -8 mesh (2 mm);

●
Split to 250 g; and

●
Pulverize to 85% -150 mesh (106  µm).

At no time was an employee of First Mining involved in the preparation of the samples.

The following is a description of the analytical procedure followed for the assay results of First Mining’s 2017 and 2018 infill drilling program at the Goldlund Project and the 2018 exploration drilling program at the Miller, Miles Lake and Eaglelund prospects on the Goldlund Property:

Page55

For the Phase 1 and Phase 2 infill drill program at the Goldlund Project, samples from the mineralized granodiorite were analyzed for gold using the BLEG methodology, which incorporated a LeachWELLTM reagent. The LeachWELLTM CN test was selected to improve reproducibility of gold assays by using large samples (1,000 g) which are better suited for a nuggety deposit such as Goldlund.

Samples were dried, pulverised and weighed into labeled bottles, and made into a solution by adding water (at a 1:1 solid-liquid ratio), cyanide (5%), LeachWELLTM 60X (2%) and NaOH (0.7%) to the bottle. The sample were vigorously shaken on a bottle roll, for a leach time of two hours, to homogenize the sample with flocculent. Once settled, and a layer of clear solution was available for sampling, a solution sample was taken and read by Atomic Absorption Spectrometry (“AAS”). The grade of the original solid was calculated from the solid/solution ratio and the AAS reading.

The sample’s residue was filtered and washed 3 times to remove the LeachWELLTM solution; this residue was then dried, homogenized and a 200 g split retained for each sample, 50 g of which was analyzed for gold by fire assay. Gold assays for the leach solution and residues are combined for each sample to report a final ‘head grade’ concentration.

A 50 g split from each sample sent to the Burnaby laboratory also underwent ICP multi-element analysis by two-acid aqua regia digestion with ICP-MS and AES finish.

Samples of unmineralized volcanics from the Phase 1 and Phase 2 programs were sent to the SGS laboratory in Red Lake, Ontario for 30 g or 50 g fire assay.

Samples from the 2018 drilling at Miller, Eaglelund and Miles were sent to the SGS laboratories in Red Lake or Lakefield, Ontario for 50 g fire assay.

Due to the frequent occurrence of visible gold in the Miller drillholes, and the coarse, nuggety nature of the gold mineralization, First Mining followed up their standard fire assays on selected Miller samples with a more definitive assay protocol of metallic screen fire assay using a 1,000-g sample size to minimize the high nugget effect characteristic of mineralization at the Goldlund Project. Samples were chosen for metallic screen analysis either where visible gold was observed in the core, or adjacent to visible gold occurrences, or where the initial fire assay results did not appear to be representative of the level of gold mineralization observed in the core. A total of 52 samples from Miller were selected for a metallic screen fire assay run, and of these 52 samples, 12 were selected for a second metallic screen fire assay run. Where two metallic screen fire assays were run on the same sample, an arithmetic average of the two assays was used in the final database. Screened metallic assays for the Miller program were done by SGS at their Cochrane or Lakefield laboratories.

No metallic screen fire assays were done on the Eaglelund or Miles samples.

At no time was an employee of First Mining involved in the analytical process.

Page56

First Mining 2017-2018 QA/QC Program – Goldlund Infill Drilling

The QA/QC program for the 2017-2018 Phase 1 and Phase 2 infill drill programs on the Goldlund deposit consisted of the submission of duplicate samples and check assays, and the insertion of certified reference materials (CRMs) at regular intervals. Blanks and standards were inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). Field duplicates from quartered core, as well as ‘pulp’ duplicates taken from 1 kg pulverized splits, were also inserted at regular intervals with an insertion rate of 4% for field duplicates and 4% for pulp duplicates.

In addition to the QA/QC program implemented by First Mining, the laboratories each operate their own internal laboratory QA/QC system, inserting quality control materials, blanks, lab replicates and lab duplicates on each analytical run.

First Mining's QA/QC for each of its drilling programs was generally consistent. The QA/QC programs consisted of the insertion of blanks, SRM samples, field duplicates, coarse duplicates, pulp duplicates, screened metallics duplicates, check assay duplicates and BLEG residue duplicates into the sample stream at set intervals.

Blanks

Blanks made of barren garden rock purchased from a local hardware store were used. A threshold of ten times the lower detection limit (LDL) was used as a guide to determine potential contamination. Any assays above this threshold were reviewed on a case by case basis to determine if any corrective action was required at that laboratory. As a general rule, for the mineralized rock being assayed at the SGS laboratory in Burnaby, BC, if a single blank or standard was deemed to have failed, that QA/QC sample plus five samples either side in the same batch were sent for reanalysis. If a blank/standard plus one or more consecutive standards were deemed to have failed, then the failed samples plus ten samples either side and all of the samples between, were sent for reanalysis.

For samples from unmineralized zones, which were sent for fire assay at the SGS Red Lake laboratory, if a single standard failed within a batch where the other standards or blanks passed, the entire batch was deemed to have passed and no corrective action was taken.

A total of 611 blanks were submitted from the Phase 1 and Phase 2 programs. Three blanks from the SGS Burnaby laboratory and one from the SGS Red Lake laboratory were above the 10 x LDL threshold and were part of batches that were rerun in accordance with the corrective action protocols detailed above. Overall the laboratory performed well.

Standards

Twelve different standards were used in the Phase 1 and Phase 2 programs, spanning a range of gold grades from 0.05 g/t to 9 g/t, as summarized in Table 11.3 of the Goldlund Technical Report. The majority of the standards were supplied by CDN Resource Laboratories Ltd. (CDN) of Vancouver, BC, with some low-grade standards used for the BLEG residue duplicate program which were sourced from Analytical Solutions Ltd. (ASL) in Toronto. A standard was deemed suspect as a failure if the result fell outside 3 standard deviations (± 3STDEV) from its expected value as defined by the standard’s certificate. Any assays outside of this threshold were reviewed on a case by case basis to determine if any corrective action was required.

Page57

A total of 877 standards were submitted from the Phase 1 and Phase 2 programs. Instead of the sample weight of 1 kg (used for the drill core samples), a 200 g sample weight was used for the standards, ensuring the ratio of the leach solution and sample weight is maintained.

The accepted results provided by the CRM labs are determined by fire assay whereas the Phase 1 and Phase 2 testing was done by CN leach combined with a fire assay of the residue.

QA/QC Results

Overall laboratories performed well with a total of 877 samples submitted with 23 samples and five standards having failed as summarized below:

●
One sample from CDN-GS-2R was deemed to have failed and was sent for re-analysis;

●
17 samples from CDN-GS-3P were deemed to have failed, 15 of which were sent for re-analysis;

●
One sample from CDN-GS-5M was deemed to have failed and was sent for re-analysis;

●
Two samples from CDN-GS-9B were deemed to have failed and were sent for re-analysis;

●
One sample and five standards from CDN-GS-1U were deemed to have failed and three of the five failed standards were sent for re-analysis; and

●
One sample from CDN-GS-2P was deemed to have failed and appears to have been a result of mislabelling.

Duplicates

After assay results were returned, additional duplicates were run on 1 kg pulverized splits, including BLEG duplicates and screened metallic duplicates. Selected samples were also sent to an independent umpire laboratory (Activation Labs in Thunder Bay and Ancaster, Ontario) for check assay.

Duplicate data is not generally used to trigger quality control failures. Poor reproducibility can be a function of the extreme nugget effect of the Goldlund gold mineralization, and/or the homogeneity of the samples, rather than a reflection of the laboratory’s analytical performance. For the BLEG assay program, efforts were made to come as close as possible to a true ‘pulp’ duplicate by using the sample preparation techniques detailed in Section 11.1.5 of the Goldlund Technical Report. All duplicates, whether they were BLEG duplicates, metallic screens or check duplicates for the umpire laboratory, utilized 1kg splits from the original 3 kg pulverized batch. The only exception to this in the BLEG QA/QC program were the field duplicates which were done on separately-prepared, quarter-core samples. As would be expected in a gold system of this type, there is a much higher variability between the field duplicate samples and their ‘parent’ assays, when compared to the pulp duplicates.

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First Mining 2018 QA/QC Program – Miller, Eaglelund and Miles Drilling

The QA/QC program for the Miller-Eaglelund-Miles drilling consisted of the submission of duplicate samples and the insertion of certified reference materials (CRMs) at regular intervals. Blanks and standards were inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). Field duplicates from quartered core, as well as alternating pulp and coarse duplicates (taken from coarse reject materials or pulverized splits) were also inserted at regular intervals, with an insertion rate of 4% for field duplicates and 4% for pulp and coarse duplicates. Check assays were submitted to a second independent laboratory.

In addition to the QA/QC program implemented by First Mining, the laboratories each operate their own internal laboratory QA/QC system, inserting quality control materials, blanks, as well as laboratory replicates and duplicates on each analytical run.

First Mining's QA/QC for each of its drilling programs was generally consistent. The QA/QC programs consisted of the insertion of blanks, SRM samples, field duplicates, coarse duplicates, pulp duplicates, and check assay duplicates into the sample stream at set intervals.

Blanks

Blanks made of barren garden rock purchased from a local hardware store were used. A threshold of ten times the lower detection limit (LDL) was used as a guide to determine potential contamination.

Any assays above this threshold were reviewed on a case by case basis to determine if any corrective action was required at that laboratory. As a general rule, if a single blank or standard was deemed to have failed, that QA/QC sample plus five samples either side in the same batch were sent for reanalysis. If a blank/standard plus one or more consecutive standards were deemed to have failed, then the failed samples plus ten samples either side and all of the samples between were sent for reanalysis.

A total of 49 blanks were submitted as part of the Miller-Eaglelund-Miles QA/QC program. Two samples were found to be above the 10 x LDL threshold, one of which was part of a batch sent for reanalysis.

Standards

Six different standards were used. The standards were all supplied by CDN Resource Laboratories Ltd. of Vancouver. A standard was deemed suspect as a failure if the result falls outside 3 standard deviations (± 3STDEV) from its expected value as defined by the standard’s certificate. Any assays outside of this threshold were reviewed on a case by case basis to determine if any corrective action was required.

A total of 75 standards were submitted as part of the Miller-Eaglelund-Miles QA/QC program.

QA/QC Results

Overall laboratories performed well with a total of 75 samples submitted with 7 samples falling outside the ± 3STDEV tolerance and were part of batches sent for reanalysis as described below:

●
Two samples from CDN-GS-5M fell outside the tolerance range and were sent for re-analysis;

Page59

●
Two samples from CDN-GS-2S fell outside the tolerance range and were sent for re-analysis;

●
One sample from CDN-GS-P4E fell outside the tolerance range and was sent for re-analysis; and

●
Two samples from CDN-GS-P4G fell outside the tolerance range and were sent for re-analysis.

Mineral processing and metallurgical testing

Tamaka received completed results of three metallurgical studies on the Goldlund Property: a gold deportment study, a scoping study including comminution testing, and a review of the acid-base accounting completed as part of the scoping study.

Reported overall gold extraction for the high-grade samples by gravity separation, flotation of the gravity tailing, and cyanidation of the flotation concentrate ranged from 55% to 74%. Reported overall gold extraction for bulk testing and composites by gravity separation and cyanidation of the entire gravity tailing ranged from 85% to 96%.

The majority of samples were determined to be not Potential Acid Generating (“PAG”), however two samples did have neutralization potential ratios of less than 1 and sulphide-sulphur greater than 12%, indicating that they are PAG. Due to the limited number of samples, these results should be considered preliminary, and further sampling and testing is required to accurately determine whether the tailings would be PAG.

The recommended flowsheet for the Goldlund deposit includes crushing, grinding, gravity separation, and cyanidation (carbon-in-leach) of the gravity tailings.

Mineral resource estimates

We compiled all the data used in completing the mineral resource from original source drillhole documents and from plan and section originals and copies. The Goldlund Project has been drilled by 2,195 drillholes. However, only drillholes within the areas of interest and with exploration potential were included in the database. In addition to the drillhole database, a dataset containing underground wall sampling intervals was included. Wall sampling was conducted as continuous samples on both walls and at times at chest and back heights. The wall sampling data was converted into drillhole format to supplement the dataset. All resource estimations were conducted using SurpacTM version 6.8.

A pit shell analysis using a base case of US$1,350 gold price and a cut-off grade of 0.4 g/t Au, provided a pit constrained Indicated Resource estimate of 12.9 Mt with an average grade of 1.96 g/t Au and an additional pit constrained Inferred Resource of 18.4 Mt with an average grade of 1.49 g/t Au. The following table summarizes the Whittle pit constrained resource:

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The Goldlund deposit remains open along strike and to depth.

Classification	Zone	Tonnage	Au g/t	Ounces
Measured	1	-	-	-
	2	-	-	-
	3	-	-	-
	4	-	-	-
	5	-	-	-
	7	-	-	-
	8	-	-	-
	Subtotal	-	-	-
Indicated	1	4,882,400	2.16	330,150
	2	1,642,900	1.76	93,000
	3	–	–	–
	4	1,664,600	2.73	146,100
	5	–	–	–
	7	4,161,600	1.58	210,753
	8	508,600	2.00	29,200
	Subtotal	12,860,000	1.96	809,200
M&I	Subtotal	12,860,000	1.96	809,200
Inferred	1	11,288,000	1.54	558,600
	2	1,028,000	1.22	40,000
	3	1,385,000	1.61	71,666
	4	734,000	2.40	57,000
	5	1,284,000	1.19	49,000
	7	1,928,000	1.29	79,688
	8	715,000	0.90	21,000
	Subtotal	18,362,000	1.49	876,954

Notes:

1.
The numbers in the above table are from the updated mineral resource estimate on Goldlund that has an effective date of March 15, 2019, and that was prepared by WSP’s Todd McCracken, P.Geo., an independent “qualified person” within the meaning of NI 43-101.
2.
The overall stripping ratio for the Whittle pit is 4.71:1.
3.
A base case cut-off grade of 0.4 g/t Au was used for both the initial 2017 mineral resource estimate and the updated 2019 mineral resource estimate.
4.
Resources are stated as contained within a potentially economic limiting pit shell using a metal price of US$1,350 per ounce of gold, mining costs of US$2.00 per tonne, processing plus G&A costs of US$15.40 per tonne, 93% recoveries and an average pit slope of 48 degrees.
5.
Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.
6.
Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Page61

Recent developments

In 2019, we completed a 32-hole drill program at Miller, for a total of 6,130 m. Work consisted of in-fill drilling of the area tested in 2018, as well as step-out drilling to the northeast and southwest along strike. The 2019 drilling tested a total strike length of up to 900 m, with drill spacing largely between 25 m and 50 m, and followed on the strong results achieved in 2018, which included 108 m of 2.43 g/t Au, and frequent occurrences of visible gold within the drill core.

Since drilling first commenced on the Miller prospect in 2018, a total of 40 holes (7,386 m) have been drilled, successfully outlining mineralization over a strike length of approximately 450 m. Low grade gold mineralization encountered in gabbro in hole MI-19-037 (0.17 g/t Au over 15.0 m), which was drilled to test a possible northeast extension of Miller, demonstrates that this northeast area may still be a viable target for follow-up soil and rock sampling.

The drilling at Miller revealed that mineralization in this area differs from that in the Goldlund Main Zone. At Miller, mineralization occurs in a highly silicified granodiorite dyke of varying width, which has been intruded into a gabbro unit that is also highly silicified and sheared. Both the gabbro and granodiorite are hosts to mineralization at Miller, in contrast to the Goldlund Main Zones 1 and 7, for example, where only the granodiorite is mineralized and the gabbro is unmineralized. This recently identified characteristic represents the potential for significant regional exploration upside, since gabbro-hosted mineralization provides a new exploration horizon and is abundant throughout the property. Future exploration will target these prospective areas. A further review of regional targets over the broader property is ongoing, including identifying new geophysical targets for potential follow-up work, which may include geological mapping, rock sampling, and/or drilling.

None of the drill results from Miller were included in the Goldlund Technical Report.

Drill highlights from the holes drilled at Miller in 2019 include:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
MI-19-013	46.0	228.0	182.0	1.09	Miller
including	47.0	48.0	1.0	35.19
and including	88.0	109.0	21.0	2.73
MI-19-014	3.0	210.0	207.0	1.57	Miller
including	42.0	91.0	49.0	2.34
and including	60.0	61.0	1.0	26.43
and including	142.0	183.0	41.0	4.07
and including	168.0	169.0	1.0	55.28
MI-19-015	1.0	168.0	167.0	1.01	Miller
including	108.0	141.0	33.0	1.84
MI-19-017	32.0	201.0	169.0	0.88	Miller
including	56.0	93.0	37.0	3.42
and including	83.0	84.0	1.0	65.97

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Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
MI-19-018	18.0	141.0	123.0	0.86	Miller
including	100.0	134.0	34.0	2.08
and including	113.0	114.0	1.0	12.91
and including	129.0	130.0	1.0	23.96
MI-19-020	133.0	139.0	6.0	1.77	Miller
including	134.0	135.0	1.0	8.15
MI-19-021	111.0	118.0	7.0	0.99	Miller
including	112.0	113.0	1.0	4.78
MI-19-022	115.0	122.0	7.0	0.82	Miller
including	121.0	122.0	1.0	2.58
MI-19-024	133.0	140.0	7.0	1.72	Miller
including	133.0	134.0	1.0	5.49
and including	139.0	140.0	1.0	6.50
MI-19-025	53.0	64.0	11.0	0.61	Miller
including	63.0	64.0	1.0	4.54
and	84.0	85.0	1.0	3.86
and	101.0	106.0	5.0	0.81
including	104.0	105.0	1.0	2.04
MI-19-027	100.0	107.0	7.0	1.50	Miller
including	106.0	107.0	1.0	4.64
MI-19-028	59.0	77.0	18.0	0.81	Miller
including	69.0	77.0	8.0	1.48
and including	70.0	71.0	1.0	7.51
MI-19-030	36.0	40.0	4.0	4.03	Miller
including	38.0	39.0	1.0	15.33
and	48.0	83.0	35.0	0.25
including	61.0	63.0	2.0	1.62
MI-19-032	39.0	143.0	104.0	0.25	Miller
including	79.0	80.0	1.0	3.56
and including	126.0	127.0	1.0	5.50

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Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
MI-19-034	129.0	141.0	12.0	1.62	Miller
including	133.0	134.0	1.0	18.07
MI-19-040	60.0	119.0	59.0	1.35	Miller
including	60.0	93.0	33.0	2.23
and including	80.88	81.88	1.0	6.83
and including	86.88	87.88	1.0	44.07

Notes:

●
Assaying for the Miller drill program was completed by SGS Canada Inc. (“SGS”) at their laboratory in Lakefield, Ontario. Prepared 50 g samples were analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Multi-element analysis was also completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish.
●
Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut.
●
Intervals for holes MI-19-013, MI-19-014, MI-19-015, MI-19-017 through MI-19-022, MI-19-025, MI-19-032, MI-19-034 and MI-19-040 include results of selected assay repeats. These repeats were done by screened metallic fire assay on 1 kg size samples at the SGS laboratory in Lakefield.

Drill Hole Locations of the Highlighted Holes

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
MI-19-013	140	-85	251	554585	5533600
MI-19-014	140	-85	245	554565	5533585
MI-19-015	140	-85	224	554547	5533568
MI-19-017	140	-85	242	554500	5533516
MI-19-018	120	-85	212	554471	5533500
MI-19-019	320	-55	176	554472	5533425
MI-19-020	290	-55	215	554440	5533387
MI-19-021	320	-60	173	554396	5533364
MI-19-022	320	-60	167	554356	5533327
MI-19-024	320	-60	146	554277	5533273
MI-19-025	140	-65	176	554220	5533373
MI-19-027	140	-60	128	554297	5533437
MI-19-028	140	-45	125	554297	5533437
MI-19-030	140	-45	113	554335	5533480
MI-19-032	0	-90	212	554367	5533434
MI-19-034	0	-90	179	554251	5533338
MI-19-040	287	-45	212	554616	5533525

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QA/QC Procedures

The QA/QC program for the 2019 drilling program at Miller consisted of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These were inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019 Miller drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and were sourced from CDN Resource Laboratories in Langley, BC. Blanks were sourced locally from barren granitic material. Field duplicates from quartered core, as well as “coarse” or “pulp” duplicates taken from coarse reject material or pulverized splits, were also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates were submitted to an umpire lab for check assaying. SGS also undertook its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

The 2019 drill program increased the strike length of mineralization at Miller to approximately 450 m. For further details regarding the assay results, see our news releases dated September 25, 2019, November 19, 2019 and February 11, 2020, filed on SEDAR under our SEDAR profile at www.sedar.com.

Main Zone Drill Program

After the completion of the 2019 drilling at Miller, the exploration program moved to the Goldlund Main Zone area, and a new drill program is currently underway, due for completion in 2020.

The initial phase of the 2020 drill program consisted of 23 holes (approximately 4,000 m), with the program’s overall focus being to define and extend mineralization in the eastern and western portions of Zones 1, 2, 3 and 4. We are currently planning a second phase of this work program (the scale of the second phase is yet to be determined, and will be based on pending results). Drilling at the Main Zone is focused on delineating mineralization between the currently-defined zones of the Goldlund deposit.

Results from the first eleven holes of the Goldlund Main Zone drill program were reported in our news release dated March 2, 2020. These holes primarily targeted the eastern parts of Zones 2 and 3 as well as the area between these two zones, following up on historical drill intercepts. Of the eleven drillholes reported, gold mineralization has been encountered in nine holes. Hole GL-19-008 intersected 21 m of 5.36 g/t Au within highly mineralized granodiorite and porphyry units, as well as within andesite, and was successful in confirming the high grades within Zone 2 that were encountered in historical drilling. Hole GL-19-010 was drilled to intersect the area between the known mineralized areas at Zones 2 and 3, and encountered significant gold mineralization hosted within andesite (15.0 m at 1.68 g/t Au), before intersecting the mineralized granodiorite and porphyries of Zone 2 towards the base of the hole. The remaining drill holes also show examples of gold mineralization occurring throughout different lithological units, which include andesites, gabbros and felsic porphyries in addition to the granodiorite, which is the principal host of the gold mineralization in Zones 1 and 7.

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Highlights from the first eleven holes drilled at the Goldlund Main Zone include:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
GL-19-008	83.00	104.00	21.00	5.36	Main Zone (Zone 2)
including	96.00	97.00	1.00	89.60
GL-19-010	69.00	84.00	15.00	1.68	Main Zone (Zones 2 and 3)
including	69.00	70.00	1.00	8.02
GL-19-013	63.00	77.00	14.00	1.15	Main Zone (Zone 2)
including	75.00	76.00	1.00	9.42

Notes:

●
Assaying for the Goldlund 2019-2020 drill program is being completed by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake, Ontario and Vancouver, BC. Prepared 50 g samples are analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Multi-element analysis is also being completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish.
●
Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut.
●
Intervals for hole GL-19-008 include results of selected assay repeats. These repeats were done by screened metallic fire assay on 1 kg size samples at the SGS laboratory in Vancouver, BC.

Drill Hole Locations of the Highlighted Holes

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
GL-19-008	335	-85	125	547722	5528154
GL-19-010	335	-77	176	547746	5528102
GL-19-013	335	-62	101	547774	5528162

QA/QC Procedures

The QA/QC program for the 2019-2020 drilling program at Goldlund consists of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019-2020 Goldlund drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material. Field duplicates from quartered core, as well as “coarse” or “pulp” duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertakes its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

The main Goldlund deposit that hosts the current mineral resource estimate remains open along strike to the northeast, to the southwest, and at depth.

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Cameron

Technical report

The description in this section of our Cameron gold project (the “Cameron Project”) is based on the project’s technical report: Technical Report by Opitiro Pty Ltd. on the Cameron Gold Deposit, Ontario, Canada (effective date January 17, 2017) (the “Cameron Gold Technical Report”). The report was prepared for us by Optiro Pty Ltd. in accordance with NI 43-101 under the supervision of Mark Drabble, B. App. Sci. (Geology), MAIG, MAusIMM; and Kahan Cervoi, B. App. Sci (Geology), MAIG, MAusIMM; each qualified persons within the meaning of NI 43-101. The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a qualified person within the meaning of NI 43-101, but is not independent of us.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Cameron Gold Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Cameron Gold Technical Report in its entirety to fully understand the project. You can download a copy from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Project description, location and access

The Cameron Gold Project is wholly-owned by us through our wholly-owned subsidiary, Cameron Gold. The Cameron Gold Project comprises 1,790 mining claims, 24 patented claims, seven licences of occupation and four mining leases. All of the claims are located within unsurveyed crown lands, and are situated in the Rowan Lake, Heronry Lake, Tadpole Lake, Brooks Lake, Lawrence Lake, Bluffpoint Lake, and Dogpaw Lake areas, and the Phillips and Godson townships.

The total area of the project is approximately 495.74 km2 (49,574 ha).

The Cameron Gold Project currently consists of two project areas; namely Cameron (which includes the Cameron deposit) (the “Cameron Deposit”) and West Cedartree (which includes the Dubenski and Dogpaw deposits). The Cameron Gold Technical Report covers only the Cameron Deposit and Mineral Resource Estimate within the broader Cameron Project. The Cameron Project area comprises 1,699 mining claims, four patented claims, six licences of occupation and three mining leases. The West Cedartree property comprises 91 mining claims, 20 patented claims, one licence of occupation and two mining leases.

The Cameron Gold Project is located in the southern part of western Ontario, Canada approximately 80 km southeast of Kenora and 80 km northwest of Fort Frances. The nearest towns are Sioux Narrows and Nestor Falls, 30 km and 25 km away respectively. The Cameron Gold Project is on unsurveyed crown lands accessed by sealed and all-weather gravel roads. From Kenora via Highway 17, Hwy 71 and the Cameron Lake road the distance is around 123 km. From Fort Frances via Hwy 11, Hwy 71 and the Cameron Lake road the distance is 168 km.

Underlying royalties which affect the Cameron Deposit are:

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1.5% NSR payable to Rubicon Minerals Corp. for 47 unpatented claims. We have the option to repurchase 0.75% of the NSR for $750,000;

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1% NSR payable to Orion Resource Partners for 20 unpatented claims, 4 patented claims, 6 MLOs and 2 mining leases;

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2% NSR payable to Mr. Sherridon Johnson and Mr. Edward Antony Barkauskas for one unpatented claim. We have the right to repurchase 1% of the NSR for $500,000;

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$0.30 per ton on all ore mined payable to the estate of W. Moorhouse and D. Petrunka for one mining lease;

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3% NSR payable to Lasir Gold Inc. We have the right to reduce the NSR to 1.5% by payment of $1,500,000; and

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1% NSR payable to Chalice on 133 unpatented mining claims, all of which are not encumbered by pre-existing royalties. We have the right to repurchase 0.5% of the NSR for $1,000,000.

In order to maintain the title to a mining claim, the recorded holder of the claim is required to undertake approved work expenditure of $400 per single cell mining claim or $200 per boundary cell mining claim within two years of the granting of the claim. Work programmes and expenditure commitments can be grouped across a contiguous series of mining claims. The duration of a mining lease is 21 years from the date of grant. The mining leases within the Cameron Project were initially granted in 1988 and were subsequently renewed for a further 21 years in July 2009, except one mining lease which was renewed in May 2006.

History

Exploration in the area commenced in the 1940s and numerous companies have carried out prospecting, line cutting, geological mapping, trenching, soil and outcrop sampling and ground magnetic and electromagnetic geophysical surveys.

On the Cameron Gold Project there have been numerous exploration and drilling programmes. On the Cameron Deposit itself, the first drilling was undertaken in July 1960. Prior to 2010, there were 836 holes comprising in excess of 90 km of diamond drill core drilled by six companies.

In 1987 at the Cameron Gold Deposit, underground development for an extensive sampling programme was undertaken. Some 65,000 m3 of material was excavated with some bulk sampling, diamond drilling and rock chip sampling completed. The excavated material was placed on surface at site in three separate stockpiles: one for unmineralized access development material, one for “low-grade” mineralized material; and one for “mineralized” material. The unmineralized stockpile has been used from time to time for access road maintenance. The mineralized material stockpiles have been surveyed and sampled for the purpose of reconciliation against depletion calculations but no estimate has been prepared that would permit inclusion of the material in a disclosure of resources.

Between 2010 and 2012, 242 surface diamond holes were drilled totalling 36,000 m, the majority on the Cameron Deposit.

Since 2010, the following exploration work has been carried out throughout the Cameron Gold Project consisting of:

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Airborne magnetic gradiometers survey of the project area in 2010.

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250 km of line cutting over the property

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142-line km of Pole-Dipole Induced Polarisation surveys (July 2010 to February 2011)

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Orientation geochemical sampling programme of surface pits around the Cameron deposit in late 2011. A total of 19 samples of around 12 kg were collected from the base of till over an area of about 900 m x 600 m.

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Excavation of 94 pits in 2013 on gold-in-till anomalies.

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Outcrop mapping and prospecting

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Heli-borne magnetics and Versatile Time-domain Electromagnetic (VTEM) over the western portion of the project in 2014. A total of 1457 line km of VTEM was flown at 200 m spacings.

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Several historical mineral resource estimates have been done for the Cameron Deposit.

In May 2014, 15 holes for 2,599.5 m were diamond drilled at the Jupiter, Ajax, Juno and Hermione prospects that are proximal to the Cameron Deposit.

Geological setting, mineralization and deposit type

The mineralization at the Cameron Gold Project is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (“Cameron Lake Shear Zone” or “CLSZ”) which dips steeply to the northeast. In the south-eastern part of the deposit where the greatest amount of gold has been delineated, the shear zone forms the contact between the mafic volcanic rocks and diabase/dolerite rocks of the footwall.

Gold mineralization occurs within quartz breccia veins, associated with intense silica‐sericite‐carbonate‐pyrite alteration in a series of zones that dip moderately to steeply to the northeast within and adjacent to the shear zone. Gold is associated with disseminated pyrite with high sulphide concentration generally corresponding with higher gold grade. Visible gold is rare. The mineralization is open at depth and along strike to the northwest with potential to expand the Mineral Resource in these directions.

The Cameron Deposit is a greenstone‐hosted gold deposit. While the deposit can generally be considered to be part of the orogenic family of gold deposits, it bears many characteristics atypical of the largest gold deposits of this style. These features include:

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mineralization dominated by disseminated sulphide replacement and quartz‐sulphide stockwork and quartz breccia veins;
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spatial and temporal association of mineralization with porphyry intrusive bodies that have similar alteration assemblages (taking into account primary lithological variations);
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relatively minor amounts of auriferous quartz‐carbonate vein material comprising the mineralization, which is likely temporally‐late compared to the disseminated sulphide replacement and quartz breccia veins;
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high‐grade mineralization is largely deformed and the disseminated sulphide replacement zones that constitute the bulk of the mineralization are commonly foliated; and
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the alteration assemblage of the mineralization (sericite‐albite‐carbonate‐pyrite) is atypical.

Exploration

Exploration at the Cameron Gold Project commenced in 1960 and has been conducted intermittently until the present day.

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Drilling

A number of diamond drillhole programmes have been carried out across the Cameron Gold Project area by a number of explorers: Noranda Exploration Company Limited (“Noranda”) from 1960 to 1961; Zahevy Mines Limited and Noranda from 1972 to 1974; Nuinsco in 1981; Nuinsco and Lockwood Petroleum Inc. from 1983 to 1984; Nuinsco and Echo Bay Mines Limited from 1985 to 1989; Nuinsco and Deak International Resources Holding Limited in 1989; Cambior Inc. in 1996; Nuinsco from 2003 to 2005; and Coventry Resources Inc. (“Coventry”) from 2010 to 2012. In addition, an RC drilling programme was completed by Nuinsco from 1985 to 1986 to sample the overlying glacial till and the bottom of hole in bedrock to test for geochemical anomalism associated with gold mineralisation.

From 1960 through to 2012, 981 diamond drillholes were drilled for a total of 120,813 m. An additional 83 RC holes were drilled during the mid-1980s for a total of 862 m.

Underground exploration of the Cameron Deposit commenced in October 1986 and was undertaken in two phases until July 1988 to verify the surface drilling results. Overall, 457 underground diamond drillholes were completed for a total of more than 21,707 m. An additional 55 diamond drillholes were drilled from underground for a total of 4,887 m between 1989 and 1990.

Sampling, analysis and data verification

Documentation regarding historic field procedures applied by previous explorers at the Cameron Gold Deposit, including details regarding sample collection, preparation, transportation and security, and analytical techniques, is poor or non‐existent. Prior to 1988, core was manually split, with half‐core sent for analysis. Post 1988, drill core was cut using a masonry saw. The inclusion of control samples is assumed and is sometimes referenced in documentation but details regarding this are not documented.

For the 2010 to 2012 drill programmes, drill core was cut on site with wet masonry core saws by geotechnical personnel who are supervised by Coventry site‐based geologists. The selection of intervals for cutting and the length of these intervals was based on lithological, alteration or mineralization boundaries as defined by the supervising geologist with 1 m intervals used in zones of similar lithology. Within mineralization the sampling intervals vary from 0.06 m to 2 m.

Samples were received at the laboratory and checked against accompanying sample dispatch sheets to ensure all samples are delivered. Any discrepancies were noted and Coventry notified that resolution was required before the samples advanced through the preparation process.

Sample preparation comprised standard laboratory techniques of (i) drying for a minimum of 8 hours, (ii) mill crushing to greater than 70% passing 2 mm, (iii) riffle splitting (using a Jones Splitter) to approximately 250 gm and (iv) disk pulverising to 85% passing 75 microns. The sample was then split to 30 g for analysis with the remainder retained as a pulp residue. The coarse remainder was put aside as a bulk residue (reject).

Overweight samples (>2.5 kg) were crushed and split into two samples, treating each as above and recombining after pulverising.

All samples were analysed for gold by accredited and independent Activation Laboratories Ltd. (“ActLabs”) at their Thunder Bay facility using method ‘1A3‐Tbay Au – Fire Assay Gravimetric’. The 30 g assay sample was combined with fire assay fluxes (borax, soda ash, silica and a lead oxide litharge) and silver added as a collector. The mixture was placed in a fire clay crucible, preheated at 850°C, intermediate at 950°C and finished at 1060°C over approximately 60 minutes. The crucibles were then removed from the assay furnace and the molten slag (lighter material) is carefully poured from the crucible into a mould, leaving a lead button at the base of the mould. The lead button is then placed in a preheated cupel which absorbs the lead when cupelled at 950°C to recover the silver and gold doré bead.

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The gold was separated from the silver in the doré bead by parting with nitric acid. The resulting gold flake is annealed using a torch. The gold flake remaining is weighed gravimetrically on a microbalance. The detection limits are 0.03 ppm Au (lower) and 10,000 ppm Au (upper).

All drillcore from the 2010 and 2011 drilling programs is stored in covered steel core racks at the Cameron Gold Project. Every core box is labelled with Dymo tags, recording hole ID, box number and ‘from’ and ‘to’ depths.

All samples were individually bagged and labelled with unique sample numbers. Corresponding laboratory specific assay tags were included in each sample bag, which were then sealed with plastic zip‐ties and batched in woven nylon bags. Samples were transported via commercial road transport on a weekly basis during drilling programmes. The samples were taken to ActLabs in Thunder Bay or to the ActLabs sample preparation facility in Dryden before being transferred to Thunder Bay for analysis.

Drill core was logged in the exploration camp at Cameron Lake. The core was logged for geology, alteration, mineralization, structure and other geological features such as veining. The core was photographed in wet and dry condition and stored in racks prior to sampling by core cutting. The drill core was marked up with the sample intervals and the core was cut using a diamond blade saw. Sample tickets were stapled into the wooden core trays and the other half put into the sample bag. The sample number was also written on the outside of the calico sample bag for identification and sorting purposes. The core is stored in the exploration facility at the Cameron Property. This has dedicated covered racks for storing drill core, wooden crates for sample residues, and sea containers for sample pulps.

All samples were individually bagged and labelled with unique sample numbers. Corresponding laboratory specific assay tags were included in each sample bag, which were then sealed with plastic zip‐ties and batched in woven nylon bags. Samples were transported via Gardewine North commercial road transport of Kenora. The samples were taken to ActLabs in Thunder Bay. Confirmation was sent to Chalice that the security tags were intact, and that the numbers match the sample despatch request.

As part of its QA/QC review, Optiro Pty Ltd. (“Optiro”) was provided a Microsoft access database containing two QA/QC tables. One table comprised standards and blanks and one table comprised duplicates assay results. Optiro exported these tables into CSV format and imported the QA/QC results into data analysis spread sheets to review the Cameron QA/QC results.

The underground drilling data collected between 1987 and 1989 was considered critical to the quantity and quality of the 2014 Mineral Resource Estimate, and as no QA/QC information was available, Coventry undertook a re‐sampling program in order to establish confidence in the assay results. The Coventry re‐sampling programme targeted mineralization in and around the underground development. Remaining core was quartered either using a core saw or manually (depending on core condition) over the same sample intervals as currently recorded in the database. The re‐samples were prepared and assayed in exactly the same manner that samples from Coventry’s diamond drilling programme were processed with sample preparation and analysis carried out at ActLabs in Thunder Bay. This re‐sample programme provided 816 directly comparable assay results, from a total of 1,904.6 m of drill core. The comparison is between half core (original sample) and quarter core (resample).

Optiro only managed to identify 101 samples recorded in the QA/QC database to be duplicate samples and that were submitted by Coventry in 2010 and 2011. Optiro’s analysis of the 101 identified quarter core duplicate samples indicates a poor repeatability of grades between paired samples with a correlation coefficient of 0.24. The results suggest that the duplicate samples are under reporting compared to the original grades at gold grades of less than 1 g/t Au, and over reporting compared to the original grades at gold grades of greater than 2 g/t Au.

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Results from the scatter plot, precision plot and relative difference plots highlight a moderate to poor precision and poor repeatability of duplicates from this resample programme. In Optiro’s opinion the repeatability and precision of these duplicates does not demonstrate a high level of confidence. However, the small number of samples does not in Optiro’s opinion provide definitive evidence of issues with the duplicate repeatability. Optiro notes that consideration for differing sample volumes i.e. manually split half core (versus) sawn quarter core needs to be taken into account when reviewing duplicate analysis results. As such, whilst Optiro recommends that First Mining needs to review the performance of the Coventry resample programme further, Optiro considers these results to be adequate for resource estimation.

Optiro has identified 249 blanks submitted by Coventry as part of its resample programmes in 2010 and 2011. Of the 249 blanks submitted four returned grades above 0.03 g /t Au. This represents a failure rate of less than 2%. Optiro considers these results to be adequate for resource estimation.

Optiro identified 236 standards submitted by Coventry as part of its resample programmes in 2010 and 2011. Of the 236 standards submitted, 10 different Certified Reference Material (“CRM”) standards with gold grades ranging from 0.38 g/t to 7.97 g/t Au were used during the Coventry resample programme. A total of 55 gold standards fall outside three standard deviations which represents a failure rate of approximately 23%. When graphed, it is evident that a large number of the standard failures are potential sample swaps (i.e. incorrect standard labelling or blanks labelled as a standard). However, due to the close gold grades of a number of standards, it is not possible to determine with 100% accuracy what the actual standard ID might be.

Optiro does not know whether Coventry resubmitted all failed batches for re-analysis.

Optiro considers that the sample swaps should be rectified in the database so that the QA/QC performance is representative of the performance of the standards. In taking these into account, Optiro considers that the CRM assay performance is adequate for estimation.

As part of their 2010 to 2012 drilling programmes, Coventry submitted standards, duplicates and blanks as part of their quality control program.

The blank material was obtained from a granite quarry and whilst not certified, was considered by Coventry to be sufficiently homogenous and unmineralized to act as barren material. Of the 921 blanks submitted eight (8) returned grades above 0.03 g /t Au. This represents a failure rate of less than 2%. These failures were reviewed at the time by Coventry and were considered to be potential laboratory contamination issues. Optiro considers these results adequate for resource estimation.

Of the 921 standards submitted, six were recorded as have grades of -99. Optiro removed these standards from the database prior to any further analysis. A total of 12 different CRM standards with gold grades ranging from 0.69 g/t Au to 7.97 g/t Au were used during the Coventry drill programs.

The provided database contained 901 quarter core duplicate samples collected by Coventry during the 2010 to 2012 drilling programmes. The duplicates demonstrate a moderate correlation coefficient (0.83) indicating moderate repeatability of grades between paired samples.

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The relative precision of a field duplicate dataset is determined by calculating the absolute difference between the two sample’s grades divided by the mean of the sample pairs. Good or high precision suggests that the paired samples are consistent with each other, both samples have been well homogenised and that sample size (weight) is adequate to be representative of the material collected from the drillhole. Poor or low precision suggests that the samples have been poorly prepared, have a high inherent nugget, poor assaying, or are not large enough to be representative. Of the duplicates submitted to ActLabs, 74% of assays were within 5% precision, 76% within 10% precision, and 78% within 15% precision.

Results from the scatter plot, precision plot, and relative difference plots highlight a moderate to poor precision and moderate to poor repeatability of duplicates from these phases of drilling. Part of this could be due to the use of chisel vs. saw splitting, or the use of quarter vs. half core samples, which Optiro does not consider to be a true representative duplicate sample when dealing with gold mineralisation. As previously stated, taking into account consideration for differing sample volumes (i.e. half core versus quarter core), Optiro considers these results to be adequate for resource estimation.

In 2014, Chalice undertook a resampling program to provide additional confidence in the underlying drillhole sample assays results used for Mineral Resource estimation. The samples selected were considered to be spatially representative of the majority of the Cameron Gold Deposit with an emphasis on near surface locations. A total of 492 pulps and 325 coarse rejects were selected from the existing drillholes within the following series:

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Historical holes – resample of pulp samples only

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Coventry 2010 holes – pulps and rejects

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Coventry 2011 holes – pulps and rejects.

The following is an overview of the pulp sampling program taken from the Chalice 2014 Report.

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Selected pulp samples were sent to AGAT Laboratories of Mississauga, Ontario – the Umpire Laboratory

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The samples were not re‐numbered given the sample sequence had never been seen by this laboratory

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The laboratory was requested to place an “A” prefix to the start of the sample number to distinguish these results from the original results.

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Standards and Blanks were included with these samples positioned in the same location sequence as in the original submission; a new Standard was placed in the position of the original Standard (the original Standard sample being exhausted by the analytical process) whilst the Blanks were retained from the original submissions.

The selected samples were renumbered (for disguise) and re‐submitted to ActLabs to preparation and analysis by the method adopted by Coventry and described in previous reports.

Standards and Blanks were included with these samples positioned in the same location sequence as in the original submission; a new Standard was placed in the position of the original Standard (the original Standard sample being exhausted by the analytical process) whilst the Blanks were retained from the original submissions.

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Results from the pulp duplicate analysis indicates a good repeatability of pulps, while results from the coarse reject analysis illustrates that the average grade of the rejects is 4% lower than the original sample. Optiro was not provided with this data and as such has not been able to replicate these results.

Optiro considers the assay performance of the pulp and reject samples to provide good support for the representivity of the analytical results and for mineral resource estimation.

In 2015, Chalice undertook two resampling programs of unsampled intervals within the Cameron Shear Zone. Optiro has based the following analysis of standards, duplicates and blanks submitted as part of the 2015 resampling programs based on the coding in the provided database.

Of 1,608 blanks submitted during the 2015 resample program, 10 returned grades above 0.03 g/t Au. This represents a failure rate of less than 1%. Optiro considers these results to be a good measure of the sample preparation process and acceptable for resource estimation.

Of 1,644 standards submitted, 10 were recorded as ‘sample consumed’. Optiro removed these standards from the database prior to any further analysis. A total of 9 different CRM standards with gold grades ranging from 0.34 g/t Au to 7.97 g/t Au were used during the Chalice resample programmes.

A total of 144 gold standards fell outside of three standard deviations, which represents a failure rate of approximately 9%. The majority (but not all) of the failures appear to be sample swaps (i.e. incorrect standard labelling or blanks labelled as a standard). In this program, Chalice did not resubmit failed batches for re-analysis but Optiro recommends implementation of this protocol for future programs. In addition, Optiro notes the presence of what appears to be cyclic trends in the standard results. Further investigation into these trends is recommended.

Of 1,629 quarter core duplicates submitted, one was recorded as having a grade of -99. Optiro removed this sample from the database prior to any further analysis. The duplicates demonstrate a moderate correlation coefficient (0.79) indicating a moderate repeatability of grades between paired samples. Optiro notes there are a number of original samples (43) with barren grade (<0.03 g/t Au) where the duplicate has returned gold grades ranging from 0.1 g/t Au to 2.42 g/t Au. Furthermore, there a number of duplicate samples (47) of barren grade with an original grade ranging from 0.1 g/t Au to 3.1 g/t Au, suggesting that there are potentially sample swaps.

The relative precision of a field duplicate dataset is determined by calculating the absolute difference between the two sample’s grades divided by the mean of the sample pairs. Good or high precision suggests that the paired samples are consistent with each other, both samples have been well homogenised and that sample size (weight) is adequate to be representative of the material collected from the drillhole. Poor or low precision suggests that the samples have been poorly prepared, have a high inherent nugget, poor assaying, or are not large enough to be representative. Of the duplicates submitted to ActLabs 86% of assays were within 5% precision, 87% within 10% precision, and 88% within 15% precision.

Results from the scatter plot, precision plot, and relative difference plots highlight a moderate precision and a moderate repeatability of duplicates from these resampling programs.

Based on the good correlation coefficient and moderate repeatability performance of the duplicate samples Optiro considers the results from the Chalice 2015 resampling program to be acceptable for use in a mineral resource estimate.

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Aside from the pulp resample programme undertaken by Chalice in 2014, Optiro is unaware of any additional umpire duplicate sampling that has taken place at Cameron Gold Project.

Data verification has been carried out by the author to verify the following elements:

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Deposit location and geology confirmed by site visit to view outcrop exposures, drill core samples and photographs of drillcore

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Drill collar locations and grid co-ordinates verified by GPS check of randomly selected drillhole co-ordinates

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Downhole survey deviation compared on an random selection of drillholes

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Quantum of stated mineralisation supported by independent sampling of mineralization

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Assay integrity verified by sample QA/QC analysis, no significant bias identified

Primary source data (surveys, downhole survey information, assay certificates) checked against database for errors and no material issues identified.

The results of the data validation process have verified the accuracy and integrity of the information provided by Chalice. It is Optiro’s opinion that the Cameron database is acceptable for the purpose of mineral resource estimation.

Mineral processing and metallurgical testing

A number of preliminary metallurgical studies have been carried out on samples from the Cameron Property from 1985 to the present. Multi-element geochemical assays of the samples from the drillholes drilled between 2010 and 2012 have indicated that concentrations of deleterious elements (such as sulphur) are not significant.

Metallurgical test work carried out on samples representative of the style of mineralization at the Cameron Gold deposit showed that recoveries of 92% to 93% were returned from direct cyanidation of samples ground to 75 µm. The results also showed that the recoveries were grind sensitive with maximum recoveries at a P80 grind size in the range 53 to 75 µm. An alternative processing regime of sulphide flotation (mainly pyrite), regrind of flotation concentrate followed by intensive cyanidation of flotation concentrate and flotation tailings provided gold recoveries marginally higher than direct cyanidation. At a grind size of 75 µm the optimum leach time was approximately 24 hours.

Test work completed in 2013 by the Vancouver branch of SGS used a composite sample taken from 17 drillhole intersections from 14 separate drillholes at the Cameron Project. Comminution tests indicated that:

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rod and ball mill bond work indices are low;

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moderate abrasion index within typical ranges for dolerite-basalt material; and

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JK breakage parameters indicating the material is highly competent.

Gravity recoverable gold is typically around 25% with no improvement in overall recovery after gravity recovery with cyanidation of the gravity tails. Test work carried out in 2014 showed that cyanide in leach processing at a P80 of 75 µm would recover 92.5% of gold with a cyanide usage of 0.2 kg/t and lime usage of 1.2 kg/t. This result was an improvement on direct cyanidation in terms of reagent usage with a lower recovery (92.5% vs. <95% cyanidation). No processing issues or deleterious elements have been identified that could have a significant effect on potential mineral extraction in metallurgical test work completed to date.

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Mineral resource estimates

The mineral resource estimates for the Cameron Deposit have been generated from drillhole sample assay results. The interpretations are based on an integrated 3D geological model that defines the relationships of the geological elements at the Cameron Property. The interpreted mineralization wireframes (using a nominal 0.4 g/t Au, and 0.25 g/t Au cut-off grade for low grade domains) have been used to constrain gold grade estimates. There are eight mineralization domains that are split into two global areas – ‘northern’ and ‘southern’, with the separation defined by a set of northwest (grid) striking quartz feldspar porphyry (“QFP”) dykes. The southern domain is the most strongly mineralized. The stronger mineralization is attributed to being dominantly mafic hosted with an inflection point in the Cameron Lake Shear Zone and resultant dilation zone defined by north-south striking hangingwall and footwall QFP dykes.

Block grade estimation parameters have been defined on the basis of geology, drillhole spacing and through geostatistical analysis of the data. Top-cut 1.0 metre composite samples informed the block grade estimate by ordinary kriging (“OK”) into a panel size of 5 mE by 10 mN and 5 mRL, which is considered appropriate for the distribution of sample data and the deposit type. Sub-celling of the parent cells to 0.625 mE by 2.5 mN and 1.25 mRL was enabled to ensure good volumetric correlation with the mineralization wireframes.

The mineral resource estimates have been classified by the geological understanding, data spacing, block proximity to sample locations, underground development and confidence in the block model grade estimate. The mineral resource estimate has been reported in accordance with the Standards on Mineral Resources and Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards.

The mineral resources have been reported using the constraints and cut-off grades specified in the tabulations below. The mineral resource is tabulated in Table A for Measured and Indicated Mineral Resources and in Table B for Inferred Mineral Resources.

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Table A – Measured & Indicated Mineral Resource statement as at January 17, 2017

Mineral Resource Classification	Open-Pit Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Measured Mineral Resource	Within US$1,350 open-pit shell	0.55	2,670,000	2.66	228,000
Indicated Mineral Resource	Within US$1,350 open-pit shell	0.55	820,000	1.74	46,000
Measured + Indicated			3,490,000	2.45	274,000
Mineral Resource Classification	Underground Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Measured Mineral Resource	Below US$1,350 open-pit shell	2.00	690,000	3.09	69,000
Indicated Mineral Resource	Below US$1,350 open-pit shell	2.00	1,350,000	2.80	121,000
Measured + Indicated			2,040,000	2.90	190,000
TOTAL MEASURED + INDICATED			5,530,000	2.61	464,000

Table B – Inferred Mineral Resource statement as at January 17, 2017

Mineral Resource Classification	Open-Pit Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Inferred Mineral Resource	Within US$1,350 open-pit shell	0.55	35,000	2.45	3,000
Mineral Resource Classification	Underground Constraint	Gold cut-off (Au g/t)	Tonnes	Gold g/t	Gold (Ounces)
Inferred Mineral Resource	Below US$1,350 open-pit shell	2.00	6,500,000	2.54	530,000
TOTAL INFERRED			6,535,000	2.54	533,000

The Measured and Indicated Mineral Resources are defined in the areas of the deposit that have the highest drilling density along with underground development that has exposed and sampled the deposit on three levels of drift development.

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Pickle Crow

Technical report

The description in this section of our Pickle Crow gold project (the “Pickle Crow Project”) is based on the project’s technical report: An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Division, Northwestern Ontario, Canada (dated June 15, 2018) (the “Pickle Crow Technical Report”). The report was prepared for us by Micon International Limited in accordance with NI 43-101 under the supervision of B. Terrence Hennessey, P.Geo., a qualified person within the meaning of NI 43-101. The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a qualified person within the meaning of NI 43-101, but is not independent of us.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Pickle Crow Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Pickle Crow Technical Report in its entirety to fully understand the project. You can download a copy from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Project description, location and access

The Pickle Crow Property is located in northwestern Ontario about 400 km north of Thunder Bay and approximately 11 km east of the town of Pickle Lake. The Pickle Crow Property is centred at approximately 51º 31’ North latitude and 90º West longitude in NTS map area 52O/11.

The Pickle Crow Property can be reached from the city of Thunder Bay by proceeding westerly on the paved TransCanada Highway (Highway 17) for approximately 245 km to the town of Ignace and then northward on paved Provincial Highway 599 approximately 290 km to the town of Pickle Lake. From Pickle Lake, access to the Pickle Crow Property is along a good gravel road that connects to Highway 599 near the village of Central Patricia. The western boundary of the Pickle Crow Property is 6.5 km from the turn off at Highway 599. The total road distance to the Pickle Crow Property from Thunder Bay is approximately 545 km.

In 2011, the Pickle Crow Property consisted of 98 contiguous patented mining claims covering a surveyed area of 1,583 ha. On August 6, 2014, an additional 8 patented mining claims were acquired from Frontline Gold Corporation (“Frontline”) which increased the total property area to 1,712 ha. Additional property acquisitions, including 28 claims from Metalcorp Limited (“Metalcorp”), increased the number of unpatented mining claims to 88, covering an area of approximately 14,048 ha. The original unpatented ‘legacy’ claims were converted into the new Ontario cell claim system in April 2018 and the current property is made up of 482 mining claims and 106 patented claims, and now covers an area of approximately 19,000 ha. The claims are located in Connell, McCullagh and Ponsford Townships as well as the Atik Lake, Collinshaw Lake, Dona Lake, Firstloon Lake and Tarp Lake Areas, in the Patricia Mining Division, northwestern Ontario.

Through our wholly-owned subsidiary, PC Gold Inc. (“PC Gold”), we are party to a 99 year mining lease (the “Mining Lease”) with Teck Resources Limited (“Teck”). The Mining Lease encompasses the original 98 patented claims of the Pickle Crow property, and it expires on July 31, 2067. The Mining Lease requires payment of $1.00 per year which has been prepaid in full in advance. Registered ownership of mineral rights and surface rights for the Pickle Crow patented claims is held by Teck as ‘fee simple, absolute’, the highest level possible.

Our leasehold interest in the original 2008 Pickle Crow Property is additionally subject to two NSRs totalling 1.25% that are payable upon the commencement of commercial production. We have the option of purchasing these royalties.

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The 8 patented claims and a further 5 unpatented claims acquired from Frontline are subject to a 2% NSR royalty in favor of Frontline, one half of which may be purchased by the Company at any time for $1 million. This NSR is only payable upon the commencement of commercial production.

Certain of the claims acquired from Metalcorp are subject to a 2% NSR royalty in favour of Metalcorp one-half of which may be purchased by the Company at any time for $2 million. The balance of the claims are subject to a 1% NSR royalty in favour of Metalcorp, one-half of which may be purchased by the Company at any time for $1 million, and a 1% NSR royalty in favour of each of two individuals (for an aggregate 2% NSR), one-half of which may be purchased by the Company at any time for $1 million. The consideration for the NSR royalties may be paid in cash or, at the option of the Company, in common shares of the Company, valued by reference to the market price of the Company's common shares prevailing on the date on which the Company becomes obligated to pay such consideration.

Fourteen unpatented claims belonging to the property known as 'Pickle Lake #6' are subject to a 2% NSR royalty payable to Cadillac Ventures Inc. (“Cadillac”). The Company has the option to acquire one-half of the 2% NSR royalty within 3 years of the commencement of commercial production on the Pickle Lake #6 claims by paying to Cadillac $1 million.

The mining claims in the Pickle Crow Property are subject to annual assessment work requirements to keep them in good standing.

All phases of our exploration activities on the Pickle Crow Property are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation and provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration and mining industry activities and operations. They also set forth limitations on the generation, transportation, storage and disposal of hazardous waste. A breach of such regulations may result in the imposition of fines and penalties. In addition, certain types of exploration and mining activities require the submission and approval of environmental impact assessments.

The Pickle Crow Property has, over the course of the past two decades, been subject to several environmental studies which examined, among other things, water quality and its impact, if any, on the health of aquatic populations in the watershed encompassing it. These preliminary studies indicate that in spite of the history of mining on the Pickle Crow Property, including a significant volume of historical tailings sitting in four tailings basins on surface and extensive areas of flooded mine workings, water quality samples generally meet provincial water quality standards. This appears to be due in part to the generally low sulphide content and natural buffering effect of the carbonate minerals found in the vein ore historically mined.

History

The Pickle Crow deposit was originally discovered in the early 1930s and commercial production at the mine began in 1935. The Pickle Crow mine operated until 1966 during which time it produced 1,446,214 troy ounces of gold and 168,757 troy ounces of silver from 3,070,475 tons of ore milled (at an average grade of 0.47 oz./t or 16.14 g/t). The Pickle Crow Property sat dormant from 1966 to the late 1970s.

In 1979, a VLF-EM (very low frequency-electromagnetic) geophysical survey of the Pickle Crow Property was performed and 47 surface diamond drillholes for 7,356 m were drilled. The only known soil geochemical survey done on the Pickle Crow Property was completed in 1983. The samples were collected along the same cut grid lines as used for the VLF-EM survey. Soil values ranged from 10 to 12,000 ppb, with the high values attributed to the mine tailings and thought to be cultural anomalies.

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Between 1985 and 1987, the most extensive exploration program on the Pickle Crow Property since its closure and up to that time was completed. The program consisted of line-cutting, magnetometer and induced polarization geophysical surveying, geological mapping, surface trenching, diamond drilling and environmental baseline studies. In total, 286 surface diamond drillholes drilled for 46,189 m and 79 underground diamond drillholes for 9,341 m which were completed between 1985 and 1988. Following completion of the program, all shafts, ventilation raises and other surface openings were capped with concrete in 1989 after an estimated $9.2 million was spent on the Pickle Crow Property. Two historic (non-NI 43-101 compliant) resource estimates were commissioned, one in April of 1988 and a second in December of 1988.

A total of four surface diamond drillholes for 2,287 m were drilled in the fall of 1998. An additional 18 surface diamond drillholes were completed in 1999 for 2,173.5 m.

Between 1999 and 2001, two bulk samples were taken from the No. 5 Vein and No. 1 Vein crown pillars respectively.

In 2002, the building of a 225 t/d extreme gravity mill was commenced on the site, a partially complete production closure plan was submitted to the then MNDM and construction of a tailings management facility within the historic Pickle Crow tailings area began. Stockpiling of material mined from the historic No. 1 Vein shaft and crown pillar area in the summer of 2002 also commenced.

On May 13, 2008, PC Gold acquired its interests in the Pickle Crow Property. It then launched an exploration program in conjunction with the staking of surrounding unpatented claims which now define the boundaries of the current Pickle Crow Property.

Geological setting, mineralization and deposit types

The Pickle Crow Property lies within the Pickle Lake greenstone belt, part of the Uchi Subprovince, which is within the Superior Province of the Canadian Shield. The Pickle Lake greenstone belt comprises an approximately 70 km long by 25 km wide area of supracrustal rocks and internal granitoid plutons surrounded by large granitoid batholiths.

The supracrustal rocks have been deformed and metamorphosed to greenschist facies with amphibolite facies occurring in the thermal aureoles of younger plutonic bodies. The Pickle Lake greenstone belt is subdivided into four tectono-stratigraphic assemblages including:

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The Pickle Crow assemblage.

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The Kaminiskag assemblage (not present on the Pickle Crow Property).

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Unnamed Temiskaming-like assemblage.

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The Confederation assemblage.

On the Pickle Crow Property, the Pickle Crow assemblage is dominated by tholeiitic basalts with intercalated sediments (primarily banded iron-formation, sometimes referred to as BIF), and rare calc-alkaline volcanic and volcaniclastic units. The assemblage occupies the northwestern part of the greenstone belt and is interpreted to be unconformably overlain by the Confederation assemblage.

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Gold mineralization on the Pickle Crow Property is orogenic in nature and occurs in complexly folded and sheared, mainly tholeiitic, volcanic rocks of the Pickle Crow assemblage near its contact with calc-alkaline volcanic/volcaniclastic rocks of the Confederation assemblage. Host rocks for the mineralization include tholeiitic lavas, banded iron formation, intermediate volcanic/volcaniclastic rocks and quartz feldspar porphyry. Gold occurrences on the Pickle Crow Property are associated with four styles of mineralization:

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Narrow, high-grade gold-scheelite-bearing quartz veins, which were the main source of gold produced at the Pickle Crow mine from 1935 to 1966.

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Iron formation-hosted gold mineralization adjacent to vein structures. The iron formation contains stringers and discontinuous lenses of quartz and the iron-bearing minerals have been replaced by sulphides. Both quartz and sulphides are gold- mineralized. Only a limited amount of this type of material was processed at the Pickle Crow mine. However, iron formation-hosted gold was the main ore type at the adjacent Central Patricia mine to the southwest.

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Shear zone-hosted gold mineralization consisting of complex wide zones of intense shearing and alteration which are intimately associated with the intrusion of the Albany porphyry and characterized by disseminated pyrite, discontinuous quartz veining and sulphidation of interflow iron formation.

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Arsenopyrite-associated gold mineralization which typically occurs as disseminated to semi-massive arsenopyrite and quartz-arsenopyrite stockworks hosted by iron formation but can be also found, to a lesser extent, in shear zones and/or quartz veins in volcanic rocks. Similar arsenopyrite-rich iron formation-hosted gold was the main ore type at the adjacent Central Patricia mine.

We consider the gold occurrences in the Pickle Lake mining camp to be classical examples of deposits grouped under the descriptive model of Archean low-sulphide gold- quartz veins. This deposit type is also known as shear- zone-hosted gold, Archean quartz-carbonate vein gold deposits, Archean lode gold, Archean mesothermal gold or orogenic gold.

Exploration

In 2007, sourcing and compilation of available historical data was started.

In October 2007, a total of nine samples were collected from the Pickle Crow Property. Two types of samples were obtained on a spontaneous and random basis: eight field duplicate split core samples from a series of drillholes that are stored at two locations on the Pickle Crow Property and one composite chip channel sample taken from the outcropping one vein in its bulk sample pit.

Starting in the spring of 2008 PC Gold commenced an extensive exploration program consisting of locating historical drill collars with a differential GPS; surveying historical shafts; reconnaissance geological mapping and relocating historical trenches; limited channel sampling and mapping of historical trenches and diamond drilling of 33 holes with up to 2 rigs totalling 8,638 m in the core mine trend to confirm historical holes. This program confirmed the results of historical drillholes and provided confidence in the digital database.

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Field exploration was renewed in the spring of 2009 with a focus continuing on the core mine trend. This exploration program consisted of diamond drilling of 34 holes with up to 3 rigs totalling 14,308 m; shallow drilling targeting; U-Pb age dating of detrital zircons from two samples; line cutting (114.9 km) on the core mine and Cohen-MacArthur trends; a Titan IP (71.45 line-km, 80.25 km with current extensions) and ground magnetometer survey (110 line-km); and prospecting with a focus on the Cohen-MacArthur trend. The most significant results of the 2009 program were the discovery of Conduit Zone 1, the discovery of Pickle Crow type high-grade veins hosted in intermediate volcanic rocks and gabbro of the Confederation assemblage (Confederation veins), possibly representing surface expression of a vein, the identification of Temiskaming-like sediments in the core mine trend, and the identification of the Cohen-MacArthur trend by geophysics.

In 2010, exploration continued with the focus remaining on the core mine trend but expanding to include the Cohen-MacArthur trend. The exploration program consisted of diamond drilling of 106 holes with up to 4 rigs totalling 35,545 m, including helicopter supported drilling; and trenching program consisting of 9 trenches totalling approximately 32,000 m2 including 1,707 channel samples. The most significant results of the 2010 program were the discovery of the no. 19 vein, the Kawinogans Zone and the Central Pat East Zone and the extension of the No. 1 Vein 700 m below the historical workings. The No. 20 and 21 Veins were also discovered.

The exploration program continued in Q1 2011 with drill testing of the core mine but with a focus on regional targets along the Cohen-MacArthur trend. The exploration program consisted of diamond drilling of 11 holes with up to 3 rigs, totalling 4,476 m; 881.4 line-km of 50-m spaced helicopter borne AeroTEM and magnetometer surveys; and completion of baseline water sampling and sampling of stockpiled high and low grade ore for finalizing the closure plan. Significant results of the 2011 exploration program include the expansion of the Central Pat East Zone as a possible near surface, bulk tonnage target and the continued expansion of the No. 19 Vein.

On April 18, 2011, PC Gold announced a 1.26 million ounce NI 43-101-compliant inferred mineral resource, audited by Micon International Limited (“Micon”), which triggered the preparation of the Pickle Crow Technical Report.

Drilling

Since acquiring the Pickle Crow Property in early May 2008, PC Gold has conducted an aggressive diamond drill program designed to confirm and expand the historic resources and make new discoveries. The most prominent of these new discoveries was the No. 19 Vein with 15.95 g/t Au over 0.70 m. Follow-up intercepts of the zone included 43.28 g/t Au over 13.13 m and are considered by PC Gold to represent the most significant discovery since the closure of the mine in 1966. Other discoveries include the Conduit Zones in the Albany Shaft area and the Central Pat East Zone along the Cohen-MacArthur trend.

A total of 184 holes totalling 62,968 m were drilled on the Pickle Crow Property between June 2008 and March 12, 2011. Drilling was completed in three phases as described above.

All holes were drilled with NQ-sized core (47.6 mm) with the exception of 9 BQ Thin Wall holes (40.7 mm) drilled.

The bulk of the PC Gold holes were drilled in the core mine trend with the second largest concentration along the Cohen-MacArthur trend. Several new mineralized zones were intersected. Other newly discovered zones include the No. 20 and 21 Veins, the Confederation Veins, and the Kawinogans Zone. Significant extensions to known zones include extending the No. 1 Vein at Shaft 1 to 1,500 m depth and the intersection of abundant quartz veining beneath the workings of Shaft 3 which is interpreted to be the extension of the No. 6 and 7 Veins.

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The drilling program has extended several known zones and outlined new discoveries. These include high grade, narrow vein targets and more disseminated bulk tonnage targets which may be amenable to open pit or underground bulk mining.

Since 2011, 173 new holes have been drilled totalling 35,840.4 m. The 2011 to 2014 drilling concentrated mainly on the core mine trend and postulated eastward extensions of the Central Patricia trend. The principal targets on the core mine trend were the No. 1 and No. 5 Veins and the BIF.

First Mining completed small diamond drill programs in 2016 and 2017 to meet the annual assessment work requirements for the Pickle Crow Property. The fall 2016 program was centred on selected targets in the core mine trend from the No.1 Shaft to the Crowshore shaft, and consisted of 9 holes totalling 1,318 m. The winter 2017 drill program was designed to test the potential westward extension of the core mine trend and consisted of 6 holes, totalling 1,254 m.

Sampling, analysis and data verification

Two types of sample collected by PC Gold during exploration of the Pickle Crow Property were used in the preparation of the mineral resource estimate presented in the Pickle Crow Technical Report, channel samples from trenches and diamond drill core. Sampling procedures remained the same after the previous 2011 mineral resource report.

Channel Samples – Collection of the trench channel samples was completed after the trenches were excavated, washed and mapped. Channel sampling was performed utilizing a Stihl ‘quick-cut’ rock saw. Two continuous parallel cuts were sawn approximately 5 cm apart and approximately 5 cm deep, with the rock in between then chipped out using a chisel. Sample lengths varied between 0.3 and 2.0 m averaging 0.90 m. Each sample was placed in a thick plastic bag with the sample number clearly written on the outside of the bag with permanent marker and with one portion of a three-part sampling ticket placed inside. Each sample was sealed with a cable strap. The location of the samples was noted in the sample book and on the trench map. Aluminum tags with etched sample numbers were hammered into the cross cuts, using cement nails, at the beginning of each sample interval for a permanent record on the trench. Once collected, the samples were bagged and shipped as per the sample shipment procedures described below, with the exception that all channel samples were shipped to AGAT Laboratories Ltd. (“AGAT”) of Mississauga, Ontario.

Diamond Core Logging and Sampling – NQ diameter (47.6 mm) drill core was logged, then sawn in half using diamond bladed saws at the secure logging/core-cutting buildings onsite, under the overall supervision of the logging geologists. The core was sawn in half following a sample cutting line determined by the geologists during logging. After cutting, one half of the core was bagged, labelled and sealed with a zip tie or staples after one part of the three-part sample tag was placed inside. The second part of the sample tag was stapled into the core box at the beginning of each sample. The third part of the tag was kept in the sample tag book as a permanent record. The remaining half core was placed in core boxes to serve as a permanent record and stored in a secure onsite facility. All samples were shipped from the site in a locked wooden crate with security tags. The samples were transported via Manitoulin Transport to laboratory preparation facilities in Thunder Bay, Ontario for crushing, pulverization and pulp preparation. In 2008, samples were shipped to ALS Chemex’s (“ALS”) facility in Thunder Bay. In 2009 and 2010, samples were sent to Accurassay in Thunder Bay.

Once the core/channel samples were cut, bagged and sealed with zip ties or staples, ten samples were put into a larger rice bag, which was then sealed with a secure, numbered security tag. The security tag numbers were recorded along with the corresponding samples within the bag, and then shipped in the locked wooden crates to the laboratory. Once they arrived at the laboratory, the security tags and corresponding samples were recorded again by the laboratory and emailed back to the PC Gold field site for confirmation. Prior to shipment the sample bags were stored in a locked building onsite. The site was always occupied during exploration. No samples were left at the project site during field breaks.

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A total of 5,797 drill samples, which include QA/QC samples (i.e. duplicates, standards and blanks) were submitted to ALS in 2008 for analysis. A total of 42,392 drill samples, including QA/QC samples, were submitted to Accurassay in 2009 and 2010 for analysis. A total of 1,577 channel samples, including QA/QC samples, were submitted to AGAT in 2010 for analysis.

For the analysis of Pickle Crow Property drill core samples, ALS was chosen as the primary laboratory in 2008. Accurassay was chosen as the primary laboratory for drill core samples in 2009 and going forward.

In 2008, samples were crushed and prepared at ALS’ facilities in Thunder Bay, Ontario and sample pulps were shipped to its North Vancouver, British Columbia laboratory for analysis. ALS’ facilities in Thunder Bay are certified to ISO 9001. The laboratory in North Vancouver is accredited to ISO 17025 for gold fire assay by atomic absorption and gravimetric finish as well as four-acid multi-element analysis by ICP and MS. In 2009 and 2010, samples were crushed, prepared and analyzed at the Accurassay facility in Thunder Bay, Ontario. Accurassay is accredited to ISO 17025 for gold by fire assay with atomic absorption finish. The trench channel samples were assayed at AGAT in Mississauga, Ontario. AGAT is accredited to ISO 17025.

All samples sent to ALS for analysis were prepared using a jaw crusher, which was cleaned with compressed air between samples, resulting in 70% of the sample passing through a 10 mesh screen. A 1,000 g split of the crushed sample was then pulverized to 85% passing a 200 mesh screen. All samples sent to Accurassay for analyses were prepared using a jaw crusher, which was cleaned with a silica abrasive between samples, resulting in 90% of the sample passing through an 8 mesh screen. A split of the crushed sample weighing 1,000 g was then pulverized to 90% passing a 150 mesh screen. AGAT’s sample preparation procedures include crushing to 75% passing 2 mm and pulverizing to 85% passing 75 µm.

For all three laboratories, the prepared sample pulps were analyzed for gold by fire assay using 50-g sample charge with AAS finish. If the returned assay result was equal to or greater than 5 g/t then the sample was reassayed by fire assay with gravimetric finish. All samples greater than 10 g/t, and any samples suspected of nugget gold (quartz veins) were additionally sent for pulp metallics analysis using the remainder of the pulp (~950 g of sample).

PC Gold has completed bulk density measurements on 2,602 samples of mineralized and unmineralized diamond drill core, and select grab samples from “ore” stockpiles onsite from the Pickle Crow mine. Of these, 1,918 measurements were used in the calculation of average specific gravity for the Pickle Crow Property. During a review of the data, 684 measurements were discarded due to laboratory errors that produced unrealistic specific gravity values.

Diamond drillhole data and trench data were stored in Excel spreadsheets. These can easily be imported into Microsoft Access database software and used in many resource estimation/mine planning software packages. We also use Gemcom software to evaluate drill results and has the finalized data stored in Microsoft Access. Excel is used to manage the data and QA/QC program.

The Pickle Crow Project QA/QC program includes the use of crush duplicates, ¼-split drill core (field duplicates), the insertion of certified reference materials including low, medium and high-grade standards and coarse blanks. This is accomplished by inserting the QA/QC samples sequentially in the drill core sample numbering system. One set of the four QA/QC types were inserted every 30 samples, consisting of 1 crush duplicate, 1 quarter-split field duplicate, 1 standard (alternating between a low, medium and high standard), and 1 blank. This resulted in approximately every seventh sample being a QA/QC sample.

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Sample assay results are evaluated through control charts, log sheets, sample logbook and signed assay certificates to determine the nature of any anomaly or failure. Identified failures are re-assayed by the laboratory at which the failure occurred until a cause of the failure and correct analysis is obtained. Check assaying is also conducted on approximately 1 in every 20 samples. The pulps are re-numbered with new, sequentially-inserted QA/QC samples and sent to a second ISO certified laboratory (ActLabs of Ancaster, Ontario).

Approximately 1 out of every 20 samples for the Pickle Crow Project was submitted to a second laboratory, ActLabs, an ISO 17025 certified laboratory with a sample preparation and analytical facility in Ancaster, Ontario. The assaying protocol used is similar to ALS and Accurassay’s using fire assaying with a 50-g charge and AAS finish. Samples above 3 g/t Au are re-assayed using a gravimetric finish, and above 10 g/t by pulp metallic methods. A total of 2,117 check samples were sent to Actlabs. Check assays generally matched the value obtained by the original laboratory and the overall variation between laboratories was well within the natural variation of the sample material as indicated by the field and crush duplicates.

During the October 2011 site visit, Micon did not complete any check sampling. Micon did examine surface exposures and stockpiles of mineralization from the No. 1 Vein and No. 5 Vein. Visible gold was noted in the samples on the No. 1 Vein stockpile.

The final database was sent to Micon in early March 2011 for validation. Micon performed a thorough validation of the database and specifically performed a cross-check validation of the assay table against assay results received directly from the laboratories in electronic form. The cross-check validation of the assay table described above was possible only for the newer PC Gold-generated data which contained laboratory sample identification numbers.

Several minor problems were found and corrected, most of them located outside of the modelled zones. The problems were related to the fact that the majority of the database was collected from historical data digitized from old paper logs.

It is Micon’s opinion that the Company and PC Gold have run an industry standard QA/QC program for the drillhole database and insertion of control samples into the stream of core and channel samples for the Pickle Crow Project exploration program.

While certain minor discrepancies in survey data of old workings have been noted it has been determined they will only affect the precise location in space of the workings and are not likely to materially affect the estimate of remaining volumes of mineralization. As such they are suitable for use in an inferred resource estimate. Determination of measured and indicated resources or reserves in the future will require resolution of these minor discrepancies, likely by dewatering and re-accessing the workings.

The historic drill data have been shown to be acceptable for use in a mineral resource estimate with appropriate application of assay top cuts as discussed above.

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Mineral processing and metallurgical testing

The historic ore produced at the Pickle Crow mine presented no major milling problems.

Pickle Crow Mill, 1935-1966: The long since removed process plant for the Pickle Crow mine ran from 1935 to 1966. The 400 ton/day (360 t/d) mill recovered gold by a combination of gravity/amalgamation and cyanidation. Overall gold recovery averaged slightly over 98%. When the mine closed in 1966 efficiency in the gravity section had been improved to achieve as much as 60% of the total recovery.

1999-2002: In October 1999, prior to mining the first of two bulk samples, grab samples were collected from the surface exposures of the No. 5 Vein. These samples were sent to ORTECH Inc. of Mississauga, Ontario for bottle roll leach tests. The bottle roll tests were conducted on minus 8 material assaying 53.2 g/t Au, and minus 100 mesh material assaying 40.04 g/t Au. After 48 hours, 53.5% and 95.4% recoveries were achieved for the minus 8 and minus 100 mesh fractions respectively.

No. 5 Vein Crown Pillar Bulk Sample: In December 1999, a bulk sample from the No. 5 Vein crown pillar was mined and sampled, estimated to contain 9,500 tons (8,600 tonnes) averaging 0.38 oz./t Au (13.02 g/t Au) assuming a 3.0 ft. (0.91 metre) minimum mining width; cut to 1 oz./t and 25% diluted. The average grade of the resource block was determined using a weighted average 9 drillhole and channel samples located inside the block. The bulk sample was carefully mined from a small open pit, with vein material comprising an estimated 95% and wall rock dilution only 5% of the sample. The bulk sample was shipped to St. Andrews Goldfields Ltd. 1,300 t/day CIP (carbon-in-pulp) gold process plant located at Stock Township near Timmins, Ontario for custom milling. The shipment was processed on December 21, 1999. The commercial settlement was agreed upon at a recovered grade of 16.72 g/t Au (0.49 oz./t Au).

No. 1 Vein Crown Pillar Bulk Sample: A second phase of bulk sampling was initiated in 2000. 4,427 tonnes of material (over 90% from the No. 1 Vein) were trucked to the Golden Giant mill near Hemlo, Ontario for custom milling. The custom milling flowsheet included secondary crushing, grinding, gravity concentration, leaching, CIP, stripping, electrowinning and refining. The shipment was processed between December 4 and 10, 2000. The commercial settlement was agreed upon at a recovered grade of 16.72 g/t Au (0.49 oz./t Au). Prior to accepting the Pickle Crow Property bulk sample, laboratory metallurgical tests were completed to determine if the material could be treated at the mill and if the tailings produced would have a negative environmental impact on the tailings basin. No environmental problems were noted. The test work indicated that about 40% of the gold was recoverable with a single pass gravity Knelson concentrator. The remaining gold could be easily leached with cyanidation with an optimum grind of 75% passing 200 mesh. Test work indicated that higher grinds could result in lower gold recoveries. Leach retention times of greater than 48 hours might be required. An overall recovery of 98.4% was achieved in the tests.

No. 1 Vein Crown Pillar Bench Scale GRG & Leaching Test work: A set of five approximately 20 kg samples from the No. 1 Vein Crown Pillar bulk sample were submitted to the Knelson Research and Testing Centre (“KRTC”) in Langley, British Columbia for gravity-recoverable-gold (“GRG”) and leaching testwork. These samples were sent from the Golden Giant mine. The samples were received at the KRTC facility on July 3, 2001. The samples were weighed and logged prior to any processing. The primary objective of this test work was to quantify the gravity recoverable gold content of the ore using a standard test. The secondary objectives were to determine the average head grade of the sample and to perform cyanide leach tests on sub-samples of the final tails. A KC-MD3 laboratory scale Knelson Concentrator was utilized for the GRG test work.

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The procedure used for the KC-MD3 stage test was as follows:

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The samples were sorted by time and date into lots of approximately 20 kg.

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Each sample was screened at 10 mesh prior to the first pass through the KC-MD3 in order to prevent plugging. The oversize was saved and subsequently added into the first grind.

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The ~20 kg test samples were processed through a 3” Laboratory Knelson Concentrator at a fluidization water flow rate of ~3.5 litres/min and at 60Gs.

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During the test, sub-samples of the tailings stream were collected for assays.

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At the end of the concentration stage, the concentrate was washed from the inner cone of the KC-MD3.

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The concentrate was panned to produce a pan concentrate and pan tailings (middlings) sample.

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The concentrate and tailings samples were labelled, dried, weighed and sent to an independent local lab for assaying.

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The tailings were re-ground two more times and steps 3 to 6 were repeated after each grind.

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During the final stage, an additional 2 kg sample of the tails was sub-sampled, dried and sent for cyanide leach test work.

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The remaining tails samples are being stored at the test facility.

This testing scheme is based on the philosophy that progressive size reduction allows the determination of gold liberated at finer grinds without over-grinding and smearing coarse gold present in the initial sample.

Results indicate that the No. 1 Vein crown pillar samples have a very high gravity-recoverable gold content of 91.2% with a back-calculated head grade of 20.0 g/t Au. The overall mass pull to the concentrate was 1.4%. The results indicate that the gold is fairly liberated in this particular material and is readily recoverable. Visible gold was observed in all final concentrate samples.

Cyanide leaching was performed on sub-samples of the final GRG test tails.

The gold recoveries from leaching ranged from 93.5% to 95.4%. When the leach recoveries are combined with the gravity stage recoveries, the overall recoveries exceed 99% for all samples. The final tailings assays were very low ranging from 0.09 to 0.11 g/t Au. Based on the encouraging bench scale GRG test results on the No. 1 Vein crown pillar it was decided to commission the construction of a 225 tonne per day (~250 t/d) extreme gravity gold mill at Pickle Crow.

The concept of “extreme gravity” is a series of innovations that have resulted in a reintroduction of gravity recovery systems into the milling operations of most gold mines. Traditionally, most gold milling circuits are designed around flotation and cyanidation requirements, with the gravity circuit being fit in where possible. Extreme gravity takes the approach of optimizing the circuit in order to maximize recovery by gravity. In some cases gravity systems can achieve high enough recoveries to eliminate the need for chemical systems such as cyanidation and flotation.

The benefits of extreme gravity include relatively low capital costs compared to conventional gold mills, reduced permitting, short project lead time, and much reduced environmental issues with no use of cyanide or other chemicals. In addition, small plants can be modular and easily moved between locations.

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Pickle Crow Tailings Bench Scale GRG & Leaching Test work: In September 2001, a composite sample from Tailings Area 1 was submitted to Lakefield Research of Lakefield, Ontario for cyanide leach test work. The sample, a blend of oxidized (10%) and unoxidized (90%) tailings, was leached for 48 hours. In May-June, 2002, a set of two approximately 8 kg composite samples from Tailings Area 3 were subjected to ‘gravity recoverable gold’ and cyanide leach test work. Composite A was made up of auger drillhole sample material assaying >0.3 g/t Au and composite B material assaying <0.3 g/t Au. The GRG test work was performed by the Knelson Research and Testing Centre in Langley, British Columbia and leach tests were conducted at Accurassay of Thunder Bay, Ontario.

Post 2011 Metallurgical Testing

After the completion of the previous 2011 mineral resource estimate, PC Gold completed some additional metallurgical testwork.

2012 Banded Iron Formation (BIF) Samples: Four samples ranging from approximately 40 to 100 kg were sent to SGS Lakefield in two batches in 2012. Samples BIF-1 and BIF-2 were selected from Cantera’s low grade BIF stockpile, care was taken to select samples with minimal weathering. Samples BIF-3 and BIF-4 were collected from PC Gold drill core from the No. 5 BIF zone. Sample BIF-3 represents the deepest intercept (approximately 1,100 m) to date on the No. 5 BIF zone. Samples were ground in a rod mill and passed through a Knelson MD-3 concentrator, and the concentrate was then further treated by a Mozley table. Gravity tails then underwent bottle roll test cyanidation.

Historically, the BIF-hosted mineralization was typically below the cut-off grade (8.57 g/t) of the historic Pickle Crow mine and thus was not mined in any significant quantities. As such, is there is no documented metallurgical history. Anecdotal evidence from past workers at Pickle Crow suggest that their mill setup did not result in great recoveries when processing BIF, however, what constitutes bad recovery in a mine where >98% recoveries were the norm is unclear.

Cantera performed one bench scale gravity test on the BIF which resulted in 87.6% recovery. PC Gold’s results do not support this; it could be that Cantera’s sample had a high proportion of stringer high-grade vein material in it. PC Gold’s results (Table 13.9) indicate the BIF has poor gravity recoveries (average of 28.8% at 75 microns), however, it has acceptable gravity plus cyanide recoveries (average 89.9%).

2013 High-Grade Vein Samples: In January 2013, PC Gold submitted two samples, each comprising approximately100 kg from Cantera’s high-grade stockpile from the crown pillar of the No. 1 Vein, to SGS Lakefield (SGS), in Lakefield, Ontario. These consisted of a high-grade sample (HG) with a moderate amount of visible gold, and a low-grade sample (LG) with no visible gold, the samples were of vein material only and care was taken to select unweathered material.

The results of SGS indicated that the HG sample returned a head grade of 198 g/t and the LG sample 33.4 g/t. The test was carried out by milling the samples using a rod mill to three different grind sizes, approximately160, 90, and 60 microns and then passing them through a Knelson concentrator with a Mozley table finish.

PC Gold’s test work is on the low end of Cantera’s Knelson test work, PC Gold’s % recoveries were achieved with a single grind and pass through the Knelson, whereas Cantera’s involved 3 passes through the Knelson and 2 stages of grinding.

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Mineral resource estimates

The Pickle Crow Project resource estimate is divided into three distinct areas within the core mine trend: the Shaft 1 area, the Shaft 3 area and the Albany Shaft area. These areas comprise three mineralization styles, high-grade narrow veins, iron formation-hosted and alteration-shear zone-hosted gold mineralization.

The mineral resources were estimated using kriging, where variograms could be modelled, and inverse distance cubed interpolation elsewhere. Based on the use of historic drilling and the somewhat imprecise modelling of the underground workings, the resources have been classified as inferred under the CIM guidelines. The resources were reported using a Whittle-optimized pit shell or at underground cut-off grades.

In 2016, Micon updated the mineral resource models for the No. 1 and No. 5 Veins and the BIF using new drilling completed since 2011. The No. 19 Vein block model was adjusted so as to constrain interpretation to the Pickle Crow porphyry and then re-estimated. The No. 2 Vein block model had the crown pillar removed when it was discovered to have been mined out. The newly discovered Vein 22/23 structure was modelled by Fladgate and that model was reviewed. Otherwise, the remaining vein models are unchanged from 2011 but have been reported using different cut-off grades.

The resulting estimate of inferred mineral resources for the Pickle Crow Project is presented in Table A below.

Table A – Estimated Inferred Mineral Resources for the Pickle Crow Project

Area	Zone	Host	Mining Method	Tonnes	Grade (g/t Au)	Contained Ounces	Cut-off Grade (g/t Au)
Shaft 1	BIF	BIF & Vein	Open Pit	1,887,000	1.3	79,800	0.50
	BIF	BIF	Bulk Underground	5,297,000	3.8	644,700	2.00
	No. 1 Vein	Vein	Underground	594,000	6.1	116,000	2.60
	No. 5 Vein	Vein	Underground	362,000	8.0	93,000	2.60
	No. 9 Vein	Vein	Underground	148,000	7.4	35,300	2.60
	No. 11 Vein	Vein	Underground	21,000	6.0	4,100	2.60
	No. 19 Vein	Vein	Underground	186,000	9.1	54,400	2.60
		Shaft 1 Total		8,495,000	3.8	1,027,300

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Table A – Estimated Inferred Mineral Resources for the Pickle Crow Project (continued)

Area	Zone	Host	Mining Method	Tonnes	Grade (g/t Au)	Contained Ounces	Cut-off Grade (g/t Au)
Shaft 3	No. 2 Vein	Vein	Underground	96,000	8.9	27,200	2.60
	No. 6 Vein	Vein	Underground	160,000	7.9	40,900	2.60
	No. 7 Vein	Vein	Underground	54,000	5.5	9,600	2.60
	No. 8 Vein	Vein	Underground	55,000	8.0	14,200	2.60
	No. 12 Vein	Vein	Underground	14,000	11.7	5,300	2.60
	No. 13 Vein	Vein	Underground	112,000	6.2	22,300	2.60
	No. 22 Vein	Vein	Underground	31,000	5.4	5,300	2.60
	No. 23 Vein	Vein	Underground	165,000	7.0	37,000	2.60
		Shaft 3 Total		687,000	7.3	161,800

Albany Shaft	CZ1	Conduit-Style	Bulk Underground	168,000	4.9	26,600	2.00
	CZ3	Conduit-Style	Bulk Underground	22,000	2.7	1,900	2.00
	No. 15 Vein	Vein	Underground	49,000	4.5	7,000	2.60
	No. 16 Vein	Vein	Underground	31,000	6.0	5,900	2.60
		Albany Shaft Total		270,000	4.8	41,400
		GRAND TOTAL		9,452,000	4.1	1,230,500

Notes:
1.
The mineral resource estimate is entirely classified as inferred mineral resources.
2.
2014 CIM Definition Standards were followed for mineral resources.
3.
The mineral resource has been estimated using a gold price of US$1,300/oz.
4.
High-grade assays have been capped. Each domain was capped with respect to their unique geology and statistics.
5.
The mineral resource was estimated using a block model. Three dimensional wireframes were generated using geological information. A combination of kriging and inverse distance estimation methods were used to interpolate grades into blocks of varying dimensions depending on geology and spatial distribution of sampling.
6.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is currently insufficient exploration to define these inferred resources as an indicated or measured resource.
7.
Mineral resources have been adjusted for mined out areas. Small rib and sill pillars around old stopes have not been considered or reported.
8.
Numbers may not add due to rounding.

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Considering that a combination of current drilling, historic drilling and underground chip samples were used in the resource estimation, no particular common sample grid exists. There also exists a known minor error in terms of sample location and the accuracy of the digitized underground workings. However, even though these known inaccuracies exist, the grade and tonnage discrepancy caused by this margin of error is within reasonable doubt for an inferred resource and the estimate is reported as such.

Recent activities

In November 2016 we commenced a diamond drilling program at our Pickle Crow Project with a focus on identifying new high-grade vein gold mineralization. In February 2017, we announced the results of this exploration drilling program. A total of nine holes comprising approximately 1,300 m were drilled.

The drill program targeted several shallow, high-grade vein and banded iron formation hosted targets in the core mine trend. The objective of the program was to test extensions of known vein zones and discover new high-grade gold mineralization.

Highlights of Fall 2016 Drilling at Pickle Crow:

●
Hole PC-16-306 intersected 1.28 g/t Au over 12.70 m including 15.14 g/t Au over 0.70 m in the middle vein zone of the No. 15 Vein.

●
Visible gold was intersected in Hole PC-16-306 in the lower vein zone of the No. 15 Vein.

Gold mineralization was encountered in seven of the nine drillholes and visible gold was intercepted in the lower most vein zone of the No. 15 Vein structure. A 0.30 m section of drill core from the lower vein zone which included the visible gold was not assayed as it was retained for display purposes, hence the reported intercept of 1.15 g/t gold over 8.19 m excludes this interval and the 0.30 m section was included at zero grade.

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Drill Hole Intercepts from Fall 2016 Drilling at Pickle Crow:

All assays were performed by Accurassay Laboratories of Thunder Bay, Ontario. Samples were analyzed by using 50 g fire assay with an atomic absorption finish. Samples greater than 10 g/t or with visible gold were analyzed by 1,000 metallic analysis with a gravimetric finish. All assays reported are uncut. Reported widths are drilled core lengths, and true widths are unknown at this time. Accurassay Laboratories is independent of First Mining and has no relationship with First Mining.

QA/QC Procedures

NQ diameter (47.6 mm) drill core was logged then sawn in half on-site, with one half bagged and labelled and the other half placed in core boxes to serve as a permanent record and stored in a secure on-site facility. All samples were shipped from site via Manitoulin Transport to the Accurassay Laboratories facility in Thunder Bay, Ontario, for crushing, pulverization and pulp preparation. Accurassay Laboratories is independent of First Mining and has no relationship with First Mining.

All samples sent for analyses were prepared using a jaw crusher, which is cleaned with compressed air between samples, resulting in 70% of the sample passing through a 10 mesh screen. A 1,000 g split of the crushed sample was then pulverized with 85% passing through a 200 mesh screen. Fire assays were performed using 50 g of sample with assays equal to or greater than 5 g/t calculated gravimetrically, and lower grade samples measured by atomic absorption (AA). All samples greater than 10 g/t were additionally sent for screen metallics analysis using the remainder of the pulp (~950 grams of sample). Blanks, standards (one high-grade, one mid-grade, and one low-grade), field duplicates (1/4 split cores), and crush duplicates were inserted into the drill core samples sequentially, at least every 8th sample, before shipment. Standards consisted of a high-grade (~13 g/t Au), a mid-grade (~5 g/t Au), and a low-grade (~1 g/t Au) gold standard from Geostats Pty. Ltd. of Fremantle, Western Australia, as well as blanks from Nelson Granite of Kenora, Ontario.

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Recent developments

On March 12, 2020, the Company announced that it had entered into a definitive earn-in agreement (the “Earn-In Agreement”) with Auteco Minerals Ltd. (“Auteco”) pursuant to which Auteco may earn up to an 80% interest PC Gold, which owns the Pickle Crow Project. During the term of the Earn-In Agreement, Auteco will be the operator of the Pickle Crow Project and will be responsible for all expenditures.

As upfront consideration, we received $50,000 cash in January 2020 and received an additional $50,000 in March 2020 upon signing the Earn-In Agreement. Auteco is also required to issue 25,000,000 ordinary shares of Auteco (the “Upfront Consideration Shares”) to First Mining within 45 days of execution of the Earn-In Agreement.

The key terms of the Earn-In Agreement are as follows:

Stage 1 Earn-In (51% earn-in)

Three-year initial earn-in period for Auteco to acquire a 51% interest in PC Gold (and thereby a 51% interest in the Pickle Crow Property) by:

●
spending $5 million on exploration of the Pickle Crow Property, of which $750,000 must be incurred within the first 12 months; and

●
issuing 100,000,000 shares of Auteco to First Mining (the “Stage 1 Earn-In Shares”).

Stage 2 Earn-In (additional 19% to earn-in to 70%)

Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% interest in PC Gold (and thereby an additional 19% interest in the Pickle Crow Property), by:

●
spending a further $5 million on exploration of the Pickle Crow Project;

●
making a $1 million cash payment to First Mining within 90 days of completing the additional exploration spend; and

●
issuing First Mining a 2% net smelter returns royalty on the Pickle Crow Property (1% of which can be bought back for US$2.5 million).

Buy-In (additional 10% to earn-in to 80%)

Upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% of PC Gold (and thereby an additional 10% interest in the Pickle Crow Property), exercisable any time after completion of the Stage 2 Earn-In, by paying First Mining $3 million in cash.

Additional Terms

●
Upon completion of the Stage 1 Earn-in, First Mining and Auteco (through a wholly-owned subsidiary) will form a joint venture.

●
First Mining will be free carried, at a 20% interest until the earlier of termination of the earn-in agreement or a decision to mine.

Auteco has received shareholder approval to issue the Upfront Consideration Shares to First Mining, and Auteco will require shareholder approval to issue Stage 1 Earn-In Shares to First Mining. We may terminate the transaction if such shareholder approval is not obtained.

A copy of the Earn-In Agreement has been filed under our SEDAR profile at www.sedar.com.

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Hope Brook

Technical report

The description in this section of our Hope Brook gold project (the “Hope Brook Project”) is based on the project’s technical report: 2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada (effective date January 12, 2015, report date November 20, 2015) (the “Hope Brook Technical Report”). The report was prepared for us by Mercator Geological Services in accordance with NI 43-101 under the supervision of Michael P Cullen, P.Geo.; a qualified person within the meaning of NI 43-101. The following description has been prepared under the supervision of Hazel Mullin, P.Geo., who is a qualified person within the meaning of NI 43-101, but is not independent of us.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Hope Brook Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Hope Brook Technical Report in its entirety to fully understand the project. You can download a copy from our SEDAR profile (www.sedar.com), or from our website (www.firstmininggold.com).

Property description, location and access

The Hope Brook Project is located on the southwest coast of the island of Newfoundland, in the province of Newfoundland and Labrador, Canada. It is comprised of a core holding of 1,003 contiguous exploration claims originally acquired through map staking and issued in 2003 and 2008. This main property covers 25,075 ha of surface area and measures approximately 32 km by 12 km in maximum east-west and north-south dimensions, respectively. Constituent claims are held under 5 separate mineral licenses and the property is approximately centered on the past-producing Hope Brook gold mine, located at Latitude 47.738° north and Longitude 58.095° west. An additional 63 claims (1,575 ha) are held by us in the Ironbound Hill (formerly “Peter Snout”) area, approximately 25 km northeast of the Hope Brook deposit. These were staked in late 2013 to cover areas of exploration potential defined through review of government assessment reporting records.

The Hope Brook Project is located approximately 85 km by water east of the community of Port aux Basques and is not accessible by any form of highway transportation at this time. Direct site access to the Hope Brook Project can be gained by chartered boat from either the Burgeo or Port aux Basques areas and could also be gained through small boat charter from La Poile, after travel to that community on the coastal service vessel. The most efficient means of current access to the property is by charter fixed wing aircraft or helicopter from commercial bases in the Deer Lake- Pasadena area, approximately 120 km to the north.

Coastal Gold earned a 100% interest in 993 claims of the original Hope Brook Project property by fulfilling requirements of an option to purchase agreement dated January 25, 2010.

As of the date of the Hope Brook Technical Report, two exploration permits by the government of Newfoundland and Labrador were required for bedrock core drilling and vibracore tailings drilling programs as well as geochemical and geophysical surveys, valid until April 15, 2015 and June 17, 2015, respectively. It is anticipated that new permits will be required if we chose to initiate certain site-based aspects of the Phase I or Phase II work programs recommended in the Hope Brook Technical Report. In addition, the License to Occupy for the Hope Brook exploration camp was being reviewed by government at the effective date of the Hope Brook Technical Report, with timely issuance expected. No substantive difficulties have been encountered to date with respect to procurement of required Exploration Permits and camp occupancy permissions.

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A 2% net smelter returns royalty payable applies under terms of a royalty pre-payment schedule of $20,000 per year. All royalty pre-payment funds provided under the agreement are to be accounted for against future production. We retain a right during the term of the agreement to purchase one half of the 2% NSR royalty for $1,000,000.

Annual work requirements for each claim are set out under the province’s Mineral Act and range from $200 per claim in year one to $1,200 per claim in years 16 through 20. In addition, a renewal fee of $25 – $100 is payable for each claim on a five-year basis.

As part of the 2011 work program a screening level assessment of baseline environmental conditions was carried out at the Hope Brook Property. Results of this study showed that a number of chemical impacts that are residual to the former mining operation are present locally. These include elevated metal levels in soil, sediment and water as well as elevated petroleum hydrocarbon levels in soil. The most significant liabilities were deemed to be associated with subsurface conditions where impairment to both soil and groundwater had occurred around existing landfill sites, the heap leach pad, and within the underground mine workings. All of these conditions pre-date Coastal Gold site activities and therefore we are excluded from associated liability. However, if a new mining venture is established at this site it will be necessary to fully quantify the potential impacts of such conditions on site development, mining and site decommissioning and reclamation plans for the new operation. All such issues would be dealt with under the mine permitting and associated environmental approval processes.

History

Documentation of Hope Brook Project area’s history of exploration and mining spans the period between 1923 and the present day, but modern programs directed toward assessment of gold potential and related mining have only occurred since discovery of the Hope Brook gold deposit in 1983.

Programs of deposit definition drilling, resource estimation, metallurgical assessment and feasibility assessment were completed for the Hope Brook deposit between 1984 and 1986 and a production decision was announced in 1986. The deposit was subsequently developed and mined during the period of 1987 through 1991. The production decision appears to have been supported by initial resources of 11.2 million tonnes grading 4.54 g/t Au above a 2.5 g/t Au cut-off (~1.6 million troy ounces) that were reported. Additionally, the same tonnage and gold grade was separately reported for the deposit but additionally specified a 0.3% copper parameter.

Mining from both open pit and underground operations was ultimately carried out between 1987 and 1997. Provincial government records document production of 304,732 ounces of gold during the 1987-1991 period from all operations. Difficulties with elevated cyanide and copper levels were encountered in processing plant effluent during the operating period and this may have contributed to cessation of mining and milling in early 1991.

During the 1987-1991 mining period, detailed exploration focus was largely restricted to the mine area and adjoining advanced argillic alteration zone (“AAZ”) areas to the southwest, with particular attention paid to assessment of possible strike and dip extensions of the main deposit.

From 1991 to mid-1997, underground mining at the site was carried out. Operations ceased in mid-1997. Production of 447,431 ounces of gold was recorded during the 1992-1997 period. Re-assessments of past exploration programs was carried out in both the mine area and surrounding district and follow-up exploration on several promising areas not associated with the AAZ and the Hope Brook deposit trend was completed. No substantial new discoveries were made during this period.

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During the period 2002 through 2007 the provincial government carried out environmental assessment and reclamation programs at the Hope Brook mine site. No mining activities have been carried out subsequent to those of carried out from 1991 to 1997.

No drilling-based exploration programs were completed on the Hope Brook Project through the period 1997 through 2007. However, in 2003 mine area exploration holdings were staked by related entities.

Beginning in 2008, an airborne magnetometer and electromagnetic survey of the entire property was carried out, past drilling results were compiled, prospecting was carried out and an extensive bedrock sampling program was completed. Sampling was substantially focused in an area immediately northwest of the Hope Brook open pit where alteration zone and silicified zone units occurring structurally below the mined Hope Brook deposit had been exposed during removal of acid generating waste rock during the site reclamation program. No substantial new discoveries resulted from any of this work.

Since the start of exploration work in 2010, Coastal Gold carried out programs of drill core physical properties investigation, ground geophysics, environmental screening, data compilation, data validation, core drilling, vibracore tailings drilling, bedrock and tailings mineral resource estimation, metallurgical assessment and general property evaluation.

From April 2010 through December 2014, Coastal Gold completed systematic gold exploration programs, primarily focused in the area surrounding the past producing Hope Brook mine.

Geological setting, mineralization and deposit types

The Hope Brook Property occurs within a tectonically complex zone that has been interpreted by some to occur within the Avalon Zone of the Appalachian Orogen (or a related Avalon Composite Terrane), near its generally east-west trending tectonic contact with adjacent rocks of the Dunnage Zone. The Avalon Zone represents a late Neo-Proterozoic assemblage of active plate margin sequences that accumulated prior to development and closure of the Lower Paleozoic Iapetan Oceanic system. Sequences of Avalonian affinity occur throughout much of the Appalachian Orogen, and extend from the Avalon Peninsula and southwest coast areas of Newfoundland, through Nova Scotia, New Brunswick and northern New England. From that point southward, more discontinuously distributed outcropping segments occur as far as northern Georgia and subsurface extensions are interpreted to be present in Florida. Onshore exposures of confirmed Avalon Zone affinity are limited in comparison with its interpreted width of at least 600 km in the eastern offshore area of Newfoundland and Labrador.

The geological aspects of the Avalon Zone, particularly in context of magmatic history represented in the Newfoundland, consist of four major tectono- stratigraphic events. Most significant of these from the perspective of magmatic activity is the period when substantial volumes of volcanic and plutonic rocks evolved under back-arc or continental arc settings, sometimes in broad association with terrestrial or marine siliciclastic sequences. These are related in time with development of auriferous, high level hydrothermal alteration systems along the entire length of the Avalon Zone and the Hope Brook gold deposit may be an example of this metallogenic association.

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The Hope Brook gold deposit and associated AAZ are of primary importance with respect to the Hope Brook Project. However, several other bedrock gold occurrences are present within the Hope Brook Project that differ from Hope Brook. The most prominent examples of such are those in the Old Mans Pond, Phillips Brook and Cross Gulch areas. Each of these areas has been investigated through historic exploration programs that typically included geological, geophysical and geochemical surveys, surface trenching and limited amounts of core drilling. Drilling has locally confirmed subsurface gold-bearing intervals in each area but mineralized zones of economically significant proportions have not been defined to date. The Hope Brook style of mineralization is considered to be most important. The Hope Brook gold deposit is a large, disseminated gold-chalcopyrite-pyrite deposit hosted by highly altered sedimentary and volcano-sedimentary rocks of the late Proterozoic Whittle Hill Sandstone and Third Pond Tuff successions, similarly altered felsic porphyry dikes and sills related to the Roti Intrusive Suite and variably altered later mafic dikes and sills. Zones hosting gold mineralization of economic interest typically bear evidence of intense silicification and occur within the AAZ, a broad envelope of advanced argillic alteration that can be traced for up to 8 km southwest of the deposit.

The Hope Brook gold deposit is currently one of the largest gold deposits in the Canadian Appalachians, based on historic resources and production. As noted earlier, it occurs within a zone of extensive AAZ hosted by late Proterozoic sedimentary, volcanic and intrusive rocks. Recent work by Coastal Gold has added to the technical documentation of alteration and mineralization that characterize the deposit. Intense hydrothermal alteration and spatially associated silicification have been identified as key components of the mineralizing system that gave rise to the deposit. However, differences exist with respect to interpreted placement of the Hope Brook mineralizing system in the time/space context of the orogen and some of these bear directly on deposit classification.

In addition to the Hope Brook deposit, several gold occurrences associated with Silurian or younger sericitic alteration, quartz veining and silicification have also been documented within the Hope Brook Project area. None of these is substantial in size or gold grade as presently defined, but spatial association with the large Bay d’Est Fault or its secondary splays, and possibly with Silurian magmatic activity, indicates that potential for more significant mineralization is present.

Exploration

No new exploration work has been undertaken to date by us on the core Hope Brook property. The Hope Brook Technical Report and associated mineral resource estimate review reflect the first NI 43-101 technical reporting by us for the Hope Brook property.

Drilling

Between September 2010 and October 2013, Coastal Gold completed in five separate drilling programs 139 diamond drillholes and drillhole extensions on the Hope Brook Property that total 39,320.4 m of drilling.

Coastal Gold completed 10 surface diamond holes totalling 3,421.9 m in length between September 2010 and January 2011 which successfully confirmed the presence of disseminated gold-chalcopyrite-pyrite mineralization hosted by highly silicified sedimentary and volcano-sedimentary rocks both at depth, below the 4800 level of historic mining, and at surface to the southwest of the historic open-pit. An exploratory drillhole targeting mineralization along the northeast extension of the mine at depth returned no significant results and an exploratory drillhole targeting the 240 Zone caved short of the target.

Another surface drilling campaign was completed between February 2011 and December 2011 that consisted of 67 holes totalling 21,350.5 m. The program was successful in demonstrating continuity of disseminated gold-chalcopyrite-pyrite mineralization hosted by highly silicified volcano-sedimentary rocks in all three targeted areas of drilling and provided the drillhole density required for resource estimation.

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Between February 2012 and May 2012 Coastal Gold completed a surface drill program that consisted of 15 holes, re-drills and hole extensions totalling 4,549 m in length. This program focused on confirming the locations of workings and major pillars in the mine area, further testing of the Southwest Extension target area and preliminary testing of the Northeast target area.

The fourth Hope Brook drilling program by Coastal Gold began on November 3, 2012 and was completed on December 21, 2012. A total of 5,923.9 m of drilling in twenty-one drillholes were completed. Six separate targets areas, along a 3.4 km long mineralized trend, were drilled during the program including the Stope 4960-150, the 240 Zone – Mine Zone Connector Target, the Chetwynd Prospect and the Chetwynd South Prospects, the Chetwynd to 240 Connector Target and the NW Target Area. The drilling was completed in these areas in order to continue to expand on the area of known gold mineralization outside of the current Hope Brook Deposit area.

The fifth drill program at the Hope Brook Property began on August 9, 2013 and was completed on October 10, 2013. A total of 4,075.2 m of drilling in twenty-six drillholes were completed. The drill program was designed to test two major target areas; the Footwall Target and SW Pit Extension Target.

A systematic vibracore tailings drilling program on two tailing ponds at the Hope Brook site was carried out during the September through October period of 2013 and a total of 73 vibracore drillholes totalling 155 m were completed on an approximate 100 m square grid over the two tailings ponds. The purpose of the program was to evaluate the thickness and gold grade of the tailings and to provide sufficient data to support a NI 43-101 compliant mineral resource estimate of the contained gold and copper. Of the holes completed, 51 successfully sampled tailings, with thicknesses of the tailings sections ranging from 0.3 to 6.0 m. Average thickness of cored tailings was 3.0 m.

Sampling, analyses and data verification

Coastal Gold staff members were responsible for arranging transport of core boxes from the drilling sites to the company’s secure core storage and logging facility located at the Hope Brook camp. The core was initially examined by core technicians and all measurements are confirmed. Core was then aligned and repositioned in the core box where possible and individual depth marks are recorded to facilitate logging. Core technicians photographed all core, measured core recovery between core meterage blocks, carried out water immersion specific gravity measurements as required and recorded information on hard copy data record sheets that were then entered into the project drilling database.

All paper copy and digital information for each hole, including quick logs, sample record sheets and assay certificates were maintained in a secure filing system at the site to provide a complete archival record for each drillhole. Digital information was stored on a local server as well as on the company’s secure off-site server that was accessible by satellite link from the camp facility. Subsequent to logging and processing, down hole lithocoded intervals, sample intervals and drillhole collar and survey information that were entered into the digital database were checked for completeness before being uploaded to the project database upon which drilling section generation and three-dimension deposit modeling were based.

The secured plastic sample bags were grouped in batches 40 to which QA/QC program samples were added prior to final packing for shipment to the ALS preparation laboratory in Sudbury, ON. Samples were transported from the site by aircraft or chartered boat and then delivered to a commercial transport service for final delivery to the laboratory. Sample shipment change of custody forms were used to list all samples in each shipment and laboratory personnel crosschecked samples received against this list and reported any irregularities by fax or email to Coastal Gold.

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Primary project analytical work was completed by ALS with preparation taking place at ALS’ Sudbury, ON facility and subsequent analysis at the facility in Vancouver, BC. ALS is an internationally accredited laboratory with National Association of Testing Authorities certification and also complies with standards of ISO 9001:2000 and ISO 17025:1999. The laboratory utilizes industry standard analytical methodologies and rigorous internal Quality Assurance and Quality Control (“QA/QC”) procedures for self-testing.

All Hope Brook Project core samples were weighed upon receipt at the ALS preparation laboratory and prepared using ALS preparation procedure PREP-31B that consists of crushing the entire sample to >70% -2 mm, then splitting off 1 kg and pulverizing it to better than 85% passing 75 microns size. The coarse reject materials from this processing were stored for future use.

Gold concentrations for submitted core and rock samples were determined by ALS using a 50 g sample split and fire assay pre-concentration methods followed by atomic absorption spectroscopy finish (FA-AAS). This is reflected in ALS code Au-AA24. A 33-element analysis was also completed on selected samples by method code ME-ICP61 which denotes four acid digestion followed by inductively coupled plasma – atomic emission spectroscopy (ICP-AES) analysis.

Drill core sampling carried out by Coastal Gold during the September 2010 through July 2012 period on the Hope Brook Property was subject to a QA/QC program administered by Coastal Gold. This included submissions of blank samples, use of certified reference materials and analysis of pulp and coarse reject check sample splits at a third party commercial laboratory.

The 2012 piston sampling program and 2013 vibracore drilling program of historic Hope Brook Property mine tailings deposits were also subject to a systematic QA/QC program carried out by Coastal Gold.

All of the drill core programs for the period from October 2012 through to November 2013 were subject to essentially the same QA/QC protocols as had been applied to the earlier core drilling campaigns referred to above. This included systematic submission of blank samples, use of certified reference materials and analysis of pulp and, for core, coarse reject check sample splits at a third party commercial laboratory. Results of both the in-house and laboratory quality control and assurance analyses were monitored by Coastal Gold on an on-going basis and were also made available for review by Mercator Geological Services Limited (“Mercator”). A QA/QC protocol was also established for the vibracore drilling program and this included systematic analysis of certified reference materials, duplicate sample splits, blank sample materials and analysis of third party pulp split check samples.

The drill core samples were packaged in batches of 40 samples, which included one blank sample (10th sample), one pulp duplicate (20th sample), one certified reference material sample (30th sample) and one coarse reject duplicate sample (40th sample). ALS provided primary analytical services for the project while pulp duplicate (20th sample) and coarse reject duplicate (40th sample) splits were analyzed at SGS to provide independent laboratory check sample data sets. SGS is a commercial, ISO certified laboratory independent of Coastal Gold.

After standard crushing and pulverization of bedrock core samples, gold analysis was by atomic absorption methods after fire assay pre-concentration and multi-element determinations were by inductively coupled plasma - optical emission spectroscopy methods after four acid total digestion. One certified reference material sample and one blank sample were included in the core sample shipment. The tailings samples were separately processed from the core samples and were also accompanied by one certified reference material sample and a blank sample. Results of the QA/QC program for these samples were acceptable.

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Core sample records, lithologic logs, laboratory reports and associated drillhole information for all drill programs completed were digitally compiled by Coastal Gold staff and made available for previous resource estimation purposes. Information pertaining to the exploration history in the property area had already been compiled by Mercator and was reviewed in conjunction with newly generated records to assess completeness, consistency and validity of compiled results. This progressively compiled and validated information is acceptable for resource estimation purposes.

Database records for previously validated historic drillholes were modified by Coastal during 2013 through addition of copper analytical data recovered from archival records. All such amendments were checked against source documents by Mercator and through spot checks by AGP prior to use in the current resource estimation program and no errors were noted.

In addition to the above, records for 47 new diamond drillholes completed by Coastal Gold during 2012 and 2013 were reviewed and validated by Mercator for addition to the project database and used in the previous and current resource estimation programs. Digital records were checked against original source documents provided by Coastal Gold and both consistency and accuracy of such records were assessed. Parameters reviewed in detail include collar coordinates, down hole survey values, hole depths, sample intervals, assay values and lithocodes. All 47 of the 2012 and 2013 holes completed by Coastal Gold were checked for correlation of sample interval, assay value and lithocode information against source documents. This review showed consistently good agreement between original records and digital database values for all data sets.

In 2013, Coastal added 152 historical short core holes (“OP” series holes) to the project database. These holes have not been validated by Mercator and were excluded from use in the previous and current resource estimates. After completion of manual checking procedures, all drillhole database records were further assessed through digital error identification methods available through the Gemcom-Surpac Version 6.2.1® software. This provided a check on items such as sample record duplications, end of hole errors, survey and collar file inconsistencies and some potential lithocode file errors. The digital review and import of the manually checked datasets provided a validated drillhole database to support the resource estimation program described in the Hope Brook Technical Report.

Coastal Gold completed several core drilling holes during the 2010-2011 drilling programs to serve as twins to historic holes. These were typically planned to provide more complete lithological and assay information for associated historic holes and to provide a basis for comparison of the historic datasets with Coastal Gold data. For the purposes of the Hope Brook Technical Report, 12 Coastal Gold holes that were completed in sufficiently close proximity to historic holes to provide such assessment were selected for comparison with the Coastal Gold data.

For assessment purposes, Mercator reviewed drill log lithocodes and gold assay entries for hole pairs to determine the level of consistency between the two datasets. Assessment of lithocodes focused primarily on identification of important silicified zone intervals associated with gold mineralization and secondarily on logged intervals of mafic dike material. Comparison of the assay data on a sample by sample basis was not typically possible due to either spatial separation of hole traces, differing sample lengths or presence of non-sampled intervals in some holes. Comparison of lithocoded intervals between hole pairs showed that good correlation between data sets exists. However, greater detail in silicic lithocoding characterises the historic dataset prior to re-coding by Coastal Gold.

As noted above, comparison of assay values between hole pairs was affected in some instances by presence of un-sampled intervals within the historic holes that contrast to continuously sampled Coastal Gold intervals, by differing mafic material percentages and by differing interpreted assay zone widths. Mercator focused on gold assay data within the gold-bearing silicified zone lithologic units and created weighted average intervals to support comparison. Results of this program for the 12 holes considered showed that spatial definition of the gold zones based on assay boundaries is typically consistent between hole pairs and this is reflected in generally comparable intercept lengths selected.

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The weighted average Coastal Gold data set results are typically higher than equivalent intervals in historic holes but the reverse is also seen in some cases. Mercator believes that several factors contribute to this result, including changes in mafic dike dilution between holes, higher overall core quality of the NQ and BQTK size Coastal Gold core relative to the historic BQ core, and higher overall core recovery for Coastal Gold holes in fractured intervals of the mineralized zone. Heterogeneity of primary gold distribution is also a potential contributor.

Based on results of the twin hole comparison originally carried out in support of earlier resource estimates, at the effective date of the Hope Brook Technical Report Mercator remains of the opinion that acceptable consistency exists between these hole pairs with respect to gold assay value and lithocode data sets.

Mineral processing and metallurgical testing

Scoping level metallurgical test work on mineralized samples was first carried out for Coastal by G&T Metallurgical Services Ltd. (“G&T”) in Kamloops, BC in 2012. The objectives of that program were to evaluate potential processing routes for maximizing gold recovery and to identify operating parameters for the preliminary circuit design. Flotation test work was successful at generating a concentrate grading 28% Cu from flotation of cyanidation residue in a process similar to the historical flowsheet at Hope Brook. Gravity concentration tests indicated that between 16 and 41% of the contained gold was recoverable to concentrate by this method. Combined gold recoveries of ~86% were achieved using a flowsheet consisting of gravity concentration followed by cyanidation of the gravity tailings. Direct cyanidation of tailings resulted in up to 49% extraction of contained gold.

Additional metallurgical testing was carried out by G&T in the fall of 2013 to further advance the understanding of the metallurgy of the Hope Brook deposit. This included batch flotation test work focused on the opportunity to recover a saleable grade copper concentrate after the grinding and gravity recovery step. Scoping level test work was also carried out at Tomra Sorting Solutions in Surrey, BC to evaluate the potential of rejecting dilution material before the grinding area using sensor-based sorting. Sorting program results indicated that the mafic dyke dilution was readily distinguished from the mineralized rock using four separate detector systems, indicating that this material is highly amenable to rejection by sorting.

Mineral resource estimates

The mineral resource estimate for the Hope Brook Project is based on a three-dimensional block model developed using Geovia – Surpac Version 6.1.1® deposit modeling software and a matrix size of 10 m (X) by 5 m (Z) by 3 m (Y). Grade interpolation utilized multiple pass ordinary kriging methodology with an inverse distance squared check model used for validation. Classification of the resource followed the approach used in the 2014 NI 43-101 mineral resource estimate and was based primarily on interpolation pass number, distance to the closest informing assay composite and kriged variance. The 3 g/t Au cut-off value used is substantially higher than cut off values of Coastal Gold’s previous mineral resource estimates that were focused on optimization of open pit mining scenarios. Current mineral resources are considered to have reasonable potential for economic viability based on application of underground mining methods, historic gold recovery levels that range between 80% and 91% percent for past production (86% for Coastal Gold testing) and a long-term gold price of US$1,200 per ounce. This estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, metal pricing, marketing, or other relevant issues.

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Hope Brook Deposit Mineral Resource Estimate – Effective January 12, 2015

Gold Grade Cut-off (g/t)	Resource Category	Round Tonnes (Rounded)	Gold Grade (g/t)	Gold Ounces (Rounded)
3.00	Indicated	5,500,000	4.77	844,000
	Inferred	836,000	4.11	110,000

Notes:
1.
Includes only Mine Zone and 240 Zone areas.
2.
The above mineral resource estimate is based on a partial percentage block model with dike material removed. Dike percent is estimated at 18% for the Mine Zone and 0 % for the 240 Zone.
3.
Gold grades reflect application of domain-specific raw assay capping factors that range between 55 g/t Au and 3 g/t Au.
4.
Rounding of tonnes may result in apparent differences between tonnes, grade and contained ounces.
5.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, metal pricing, marketing, or other relevant issues.
6.
The gold cut-off value of 3.00 g/t reflects a reasonable expectation of economic viability based on application of underground mining methods, historic gold recovery levels that range between 80% and 91% percent for past production (86% for Coastal Gold testing) and a long-term gold price of US$1,200 per oz.

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Non-material properties

We also hold a number of non-material mineral properties in our portfolio. Some of these properties are resource-stage assets which have NI 43-101 technical reports that support resources of less than one million ounces of attributable gold. Others are grassroots exploration projects that host mineralization but have not had sufficient drilling on them to classify resources under the CIM definition standards. A brief summary of some of these properties is set out in this section.

Canada

Duquesne Gold Project, Québec

We acquired a 100% interest in the Duquesne Gold project located in the Abitibi Region of Québec (the “Duquesne Project”) through our acquisition of Clifton Star in April 2016. The Abitibi Region of Québec is one of the most prospective and productive mineral regions in Canada with more than 100 years of continuous mining history and hosts a number of major Canadian mines.

The property, which comprises 85 contiguous mining claims and one mining concession, covers an area of 2,180 ha and is situated along the Destor-Porcupine Break, which boasts historical production of 192 million oz. Au. It is approximately 30 km northwest of the city of Rouyn-Noranda, and approximately 16 km east of the town of Duparquet, so it has excellent access to infrastructure and a skilled labour pool.

The Duquesne Project hosts, an NI 43-101 Indicated Resource of 1.9 Mt grading 3.33 g/t Au, containing 199,000 oz. Au, and an Inferred Resource of 1.6 Mt grading 5.58 g/t Au, containing 281,000 oz. Au. The technical report in support of these resources, entitled “43-101 Technical Report Resource Estimate of the Duquesne Gold Property”, was prepared by Genivar Limited Partnership in accordance with NI 43-101 and was dated July 26, 2011 and filed on SEDAR by Clifton Star on October 28, 2011 under its SEDAR profile.

Pitt Gold Project, Québec

We purchased a 100% interest in the Pitt Gold project located in the Abitibi Region of Québec (the “Pitt Project”) from Brionor in April 2016. The property, which comprises 14 contiguous mineral claims, covers an area of 492 ha.

The Pitt Project is close to our Duquesne Project, and to the Duparquet Gold Project located in the Abitibi Region of Québec (in which we hold an indirect 10% interest). It is approximately 35 km north of the city of Rouyn-Noranda, and approximately 7 km east of the town of Duparquet, so it has excellent access to infrastructure and a skilled labour pool.

The Pitt Project hosts an NI 43-101 Inferred Resource of 1,076,000 tonnes grading 7.42 g/t Au (at a cut-off grade of 3.0 g/t Au), containing 257,000 oz. Au. The technical report in support of these resources, entitled “NI 43-101 Technical Report and Review of the Preliminary Mineral Resource Estimate for the Pitt Gold Project Duparquet Township Abitibi Region, Quebec, Canada”, was prepared in accordance with NI 43-101 by Micon International Ltd., with an effective date of December 6, 2016, and was filed by us on SEDAR on January 6, 2017 under our SEDAR profile at www.sedar.com.

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Duparquet Gold Project, Québec

We have a 10% indirect interest in the Duparquet Gold Project which has a large open-pittable resource, as well as underground and tailings resource. Our interest in the Duparquet Gold Project was acquired through our acquisition of Clifton Star. The Duparquet Gold Project covers an area of 1,147 hectares and is located in the Abitibi Region of Québec which is one of the world's most prolific gold producing regions.

The Duparquet Gold Project hosts measured mineral resources of 184,700 tonnes grading 1.52 g/t Au, containing 9,006 oz. Au, indicated mineral resources of 60.6 Mt grading 1.59 g/t Au, containing 3.1 million oz. Au and inferred mineral resources of 29.7 Mt grading 1.51 g/t Au, containing 1.4 million oz. Au. The technical report entitled “Technical Report and Prefeasibility Study for the Duparquet Project” was completed by InnovExplo, with an effective date of March 26, 2014 and was filed on SEDAR by Clifton Star on May 23, 2014.

As well as our 10% indirect interest in the Duparquet Gold Project, we also hold a 100% interest in the adjoining Central Duparquet Property, which was purchased on January 20, 2017. This additional ground comprises 16 claims covering 339 ha. A technical report entitled “Technical Report and Mineral Resource Estimate Update for the Duparquet Project” was completed by InnovExplo, with an effective date of June 26, 2013 and a signature date of August 2, 2013.

Infrastructure includes site roads, access to electrical power 15 km away, tailings storage facility and water management solutions and ancillary site buildings. The Duparquet Gold Project is currently comprised of three mineral properties: Beattie, Donchester and Dumico. The 2014 prefeasibility study includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV (5%) of $222 million at US$1,300 per ounce of gold.

Mexico

Las Margaritas, Durango

The Margaritas Property covers an area of 500 ha consisting of two mining concessions approximately 150 km from Durango City. The property was acquired through an Assignments of Rights Agreement signed July 6, 2011 and is subject to a 1% NSR royalty payable to the vendor which may be purchased at any time before July 6, 2016 for US$500,000. The project is located in the Barrancas subprovince of the Sierra Madre Occidental. Some limited gold mining by artisanal prospectors is known to have taken place on the project in the early 20th century and the project contains a known vein with quartz, argillic alteration striking for at least 1.8 km.

The Company entered into an option agreement (the “Las Margaritas Option Agreement”) dated July 30, 2018 with Gainey Capital Corp. (“Gainey”) granting Gainey the right to earn a 100% interest in the Margaritas Property. Pursuant to the Las Margaritas Option Agreement, upon obtaining TSX-V approval of the agreement, Gainey will issue common shares with an aggregate value of $75,000 to the Company and make a cash payment of $12,000, representing the applicable Mexican VAT. During the four-year term of the Las Margaritas Option Agreement, Gainey may elect to make either annual share payments with an aggregate value of $875,000 (plus additional cash payments totaling $140,000 representing the applicable Mexican VAT) or aggregate cash payments of $899,000 (inclusive of the applicable Mexican VAT).

In addition, Gainey has agreed to make annual cash payments to the Company of US$25,000 from September 2018 to September 2020, and US$250,000 in September 2021 in connection with an existing agreement on the Margaritas Property, and will incur aggregate exploration expenditures of US$1 million over the four-year term of the Las Margaritas Option Agreement. Upon satisfaction of these conditions and payment of the share or cash consideration, Gainey will obtain a 100% interest in the Margaritas Property and the Company will retain a 2% net smelter return royalty. Gainey will have the right to repurchase 1% of the royalty for US$1 million until the first anniversary of the commencement of commercial production.

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United States

Turquoise Canyon, Nevada

The Turquoise Canyon property (formerly the Bald Mountain property) located in Nevada is wholly-owned by First Mining. The property covers an area of 1,562 hectares and is located along the Battle Mountain-Eureka Trend, 16 km south of Barrick Gold Corp.'s Cortez Mine Complex (23 Moz. Au), and 9 km west of its newly discovered Gold Rush deposit (7 Moz. Au) and 1.5 km east of the Toiyabe Mine, a Carlin type gold deposit that produced 89,000 oz. of gold in the 1990s.

Results of an airborne ZTEM survey commissioned by the Company show an antiformal structure in the underlying Roberts Mountain Thrust which will be the focus of future exploration. A gravity high and anomalous conductive/polarizable anomalies at the southwest corner of the property are high priority drill targets. Six other potential drill targets were interpreted from two induced polarization/resistivity lines run over the property.

The Company entered into an option agreement (the “Turquoise Canyon Option Agreement”) dated August 20, 2019 with Momentum Minerals Ltd. (“Momentum”) granting Momentum the right to earn a 100% interest in the Turquoise Canyon property. Pursuant to the Turquoise Canyon Option Agreement, First Mining will receive up to $500,000 in aggregate proceeds from Momentum as follows:

●
10% of the current outstanding common shares of Momentum (value to be determined at the time of issuance);

●
$25,000 cash within 30 days of signing the agreement;

●
First anniversary: $50,000 in cash or Momentum common shares;

●
Second anniversary: $150,000 in cash or Momentum common shares;

●
Third anniversary: Half of the remaining amount owing in cash or Momentum common shares; and

●
Fourth anniversary: Remaining amount owing in cash or Momentum common shares.

The annual consideration payments of cash or Momentum common shares will be at Momentum’s election. Beginning in 2020, Momentum will also be responsible for paying all annual concession tax payments with respect to the Property to the Nevada State land management authorities.

In addition to the payment terms outlined above, Momentum will be required to incur exploration expenditures on the Turquoise Canyon property totaling $750,000 over the four-year option period, incurring at least $50,000 in year one and $100,000 in year two. Upon completion of all payment and expenditure obligations, Momentum will obtain 100% ownership of Turquoise Canyon property and First Mining will retain a 2% net smelter returns (“NSR”) royalty. Momentum will have the right to buy back 1% of the NSR royalty for $1,000,000 up until the first anniversary of the commencement of commercial production at the Turquoise Canyon property.

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Risks that can affect our business

There are risks in every business.

The nature of our business means we face many kinds of risks and hazards – some that relate to the mineral exploration industry in general, and others that apply to specific properties, operations or planned operations. These risks could have a significant impact on our business, earnings, cash flows, financial condition, results of operations or prospects.

The following section describes the risks that are most material to our business. This is not, however, a complete list of the potential risks we face – there may be others we are not aware of, or risks we believe are not material today that could become material in the future. We have in place systems and procedures appropriate for a company at our stage of development to manage these risks, to the extent possible, but there is no assurance that we will be successful in preventing the harm that any of these risks could cause.

Types of risk

●	Exploration, development, production and operational risks	p. 107

●	Financial risks	p. 111

●	Political risks	p. 115

●	Regulatory risks	p. 117

●	Environmental risks	p. 118

●	Industry risks	p. 119

●	Other risks	p. 120

Exploration, development, production and operational risks

Exploration and development risks

The exploration for and development of minerals involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

●
few properties that are explored are ultimately developed into producing mines;

●
there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;

●
with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and

●
mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on our operations and financial condition.

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Operational hazards and risks

Our operations will be subject to all of the hazards and risks normally encountered in the exploration and development of minerals. To the extent that we take a property to production, we will be subject to all of the hazards and risks associated with the production of minerals. These risks include:

●
unusual and unexpected geological formations;

●
rock falls;

●
seismic activity;

●
flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability;

●
environmental pollution, and consequent liability that could have a material adverse impact on our business, operations and financial performance;

●
mechanical equipment and facility performance problems; and

●
periodic disruptions due to inclement or hazardous weather conditions.

Substantial expenditures

Substantial expenditures are required to establish resources and reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in certain cases, to develop infrastructure at any site chosen for exploration. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing mineral properties is affected by many factors including:

●
the cost of operations;

●
variations in the grade of mineralized material mined;

●
fluctuations in metal markets; and

●
such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on expenditures as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which our properties are located, occasionally in poor climate conditions.

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No history of mineral production

First Mining has no history of commercially producing metals from its mineral exploration properties. There can be no assurance that we will successfully establish mining operations or profitably produce gold or other precious metals on any of our properties. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond our control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.

While our Springpole Project is currently in development, none of our other mineral properties are currently under development or production. The future development of any properties found to be economically feasible will require applicable licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure. As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

●
the timing and cost of the construction of mining and processing facilities;

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the availability and costs of skilled labour and mining equipment;

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the availability and cost of appropriate smelting and/or refining arrangements;

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the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and

●
the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that our activities will result in profitable mining operations or that mining operations will be established at any of our properties.

Title risks

Title to mineral properties, as well as the location of boundaries on the ground may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mineral exploration or development activities. At all properties where we have current or planned exploration activities, we believe that we have either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities.

We do not have title insurance for any of our mining claims and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all our claims; therefore, the precise area and location of such claims may be in doubt. In addition, many of our mineral properties have had previous owners, and third parties may have valid claims (known or unknown) underlying our interests therein. Accordingly, our properties may be subject to prior unregistered liens, agreements, royalties, transfers or claims, including First Nations land claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to explore our properties as permitted or to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operation.

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Mineral reserves/mineral resources

The properties in which we hold an interest are currently considered to be in the early exploration stage only and do not contain a known body of commercial minerals beyond the PEA level. Mineral resources and mineral reserves are, in large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the particular level of recovery will be realized.

Mineral resources on our properties have been determined based upon assumed cut-off grades, metal prices and operating costs at the time of calculation, as set out in the applicable technical reports. Future production, if any, could differ dramatically from resource and reserve estimates because, among other reasons:

●
mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

●
calculation errors could be made in estimating mineral resources and mineral reserves;

●
increases in operating mining costs and processing costs could adversely affect mineral resources and mineral reserves;

●
the grade of the mineral resources and mineral reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and

●
declines in the market price of the metals may render the mining of some or all of the mineral reserves uneconomic.

Estimated mineral resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource and mineral reserve estimates.

Any reduction in estimated mineral resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on our earnings, results of operations and financial condition.

Because we do not currently have any producing properties, mineralization estimates for our properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on our results of operations or financial condition.

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Capital costs, operating costs, production and economic returns

Actual capital costs, operating costs, production and economic returns with respect to our properties may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations. The capital costs required to develop or take our projects into production may be significantly higher than anticipated. To the extent that such risks impact upon any such properties, there may be a material adverse effect on results of operations on such properties which may in turn have a material adverse effect on our financial condition.

None of our mineral properties have sufficient operating history upon which we can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

●
anticipated tonnage, grades and metallurgical characteristics of the mineralized material to be mined and processed;

●
anticipated recovery rates metals from the mineralized material;

●
cash operating costs of comparable facilities and equipment; and

●
anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for us, may differ significantly from those anticipated by our current studies and estimates due to a variety of factors, including the impact of the COVID-19 crisis, and there can be no assurance that our actual operating costs will not be higher than currently anticipated.

Property interests

The agreements pursuant to which we hold rights to certain of our properties provide that we must make a series of cash payments over certain time periods or make minimum exploration expenditures. If we fail to make such payments or expenditures in a timely manner, we may lose some or all of our interest in those projects.

Availability of supplies

As with other mineral exploration companies, certain raw materials, supplies and other critical resources used in connection with our operations are obtained from a sole or limited group of suppliers. Due to an increase in activity in the global mining sector, there has been an increase in global demand for such resources. In addition, the COVID-19 outbreak may cause disruptions in global supply chains which may reduce or eliminate the availability of certain supplies, particularly those sourced from outside of Canada. Any decrease in the supplier’s inventory could cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby impacting operating costs, and timing of exploration and development programs.

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Lack of infrastructure

The completion of the development of our development projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the development of our exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that: the development of our projects will be completed on a timely basis, if at all; any resulting operations will achieve the anticipated production volume; or the ongoing operating costs associated with the development of our projects will not be higher than anticipated.

Personnel recruitment and retention

The success of our operations and development projects depend in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry in the geographic areas in which we operate. The number of persons skilled in exploration and development of mining properties is limited and competition for such persons is intense. As our business grows, we may require additional key financial, administrative, and mining personnel as well as additional operations staff. There can be no assurance that we will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increases. Due to travel restrictions as a result of the COVID-19 crisis we may be unable to source additional personnel from outside the local area, which may greatly reduce the number of potential qualified candidates for key positions. If we are unable to attract and retain sufficiently trained, skilled or experienced personnel, our business may suffer and we may experience significantly higher staff or contractor costs, which could have a material adverse effect on our operations and financial condition.

Financial risks

Substantial capital requirements

Our management team anticipates that we may make substantial capital expenditures for the exploration and development of our properties, in the future. As we are in the exploration stage with no revenue being generated from the exploration activities on our mineral properties, we have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. As of the date of this AIF, financial markets have suffered significant disruption due to the COVID-19 crisis. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to us and any such financing may result in substantial dilution to existing shareholders. Moreover, future activities may require us to alter our capitalization significantly. Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations.

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History of net losses

We have received no revenue to date from activities on our properties, and there is no assurance that any of our properties will generate earnings, operate profitably or provide a return on investment in the future. We have not determined that production activity is warranted as of yet on any of our mineral properties. Even if we (alone or in conjunction with a third party) undertake development and production activities on any of our mineral properties, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future.

We are subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

●
the timing and cost, which can be considerable, for the further construction of mining and processing facilities;

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the availability and costs of skilled labour, consultants, mining equipment and supplies;

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the availability and cost of appropriate smelting and/or refining arrangements;

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the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and

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the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in mineral production often occur. Accordingly, there are no assurances that our activities will result in sustainable profitable mining operations or that we will successfully establish mining operations or profitably produce metals at any of our other properties.

Potential volatility of share price

The securities markets in Canada have in the past experienced a high level of price and volume volatility, and the market price of securities of many junior companies have experienced wide fluctuations in price. The market price of our shares may be volatile and could be subject to wide fluctuations due to a number of factors, including but not limited to: actual or anticipated fluctuations in the results of our operations; changes in estimates of our future results of operations by management or securities analysts; and general economic or industry changes. In addition, the financial markets are currently experiencing significant price and value fluctuations as a result of the COVID-19 crisis that have particularly affected the market prices of equity securities of many venture issuers and that sometimes have been unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally and in the mining industry specifically, may adversely affect the market price of our shares.

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Non-Canadian investors

We are a public Canadian corporation, with our principal place of business in Canada. A majority of our directors and officers are residents of Canada and a significant portion of our assets and the assets of a majority of our directors and officers are located outside the United States. Consequently, it may be difficult for US or foreign investors to effect service of process within their local jurisdiction upon First Mining or its directors or officers or such experts who are residents of Canada, or to realize in their local jurisdiction upon judgments of local courts (including, but not limited to, judgments predicated upon civil liabilities under the United States Securities Act of 1933, as amended). Investors should not assume that Canadian courts: (i) would enforce judgments of foreign courts obtained in actions against First Mining or such directors, officers or experts (including, but not limited to, judgments predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States); or (ii) would enforce, in original actions, liabilities against First Mining or such directors, officers or experts predicated upon foreign securities laws (including, but not limited to, the US federal securities laws or any state securities or “blue sky” laws). In addition, the protections afforded by Canadian securities laws may not be available to foreign investors.

Volatility of mineral prices

Metal prices are affected by numerous factors beyond our control, such as industrial demand, inflation and expectations with respect to the rate of inflation, the strength of the US dollar and of other currencies, interest rates, forward sales by producers, production and cost levels, changes in investment trends, global and regional levels of supply and demand, metal stock levels maintained by producers, inventory carrying costs, availability, demand and costs of metal substitutes, international economic and political conditions, reduced demand resulting from obsolescence of technologies and processes utilizing metals and increased production due to new mine developments and improved mining and production levels. Gold prices are sometimes subject to rapid short-term changes because of speculative activities, and the market price of gold and other metals may not remain at current levels. If these prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under agreements with our partners or under our permits and licenses. As a result, we might lose our interest in, or be forced to sell, some of our properties. In the event of a sustained, significant drop in gold prices, we may be required to re-evaluate our assets, resulting in reduced estimates of mineral resources and mineral reserves and in material write-downs of our investment in mining properties. Furthermore, since gold prices are established in US dollars, a significant decrease in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect our results with respect to development of and eventual sale of gold.

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Global financial conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as the developing situation concerning the COVID-19 pandemic. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges, inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.

Public Health Crises

Our business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this AIF, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of our mineral properties as well as our head office. Although we are currently continuing certain head office and administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if we experience additional limitations on employee mobility. As of March 24, 2020, the province of Ontario has implemented an emergency order mandating the closure of all non-essential workplaces in the province. This order has designated mineral exploration and development and mining supply and services as essential workplaces and accordingly, our exploration properties in Ontario are at present not directly affected by the closure order. However, there can be no guarantee that the closure order will not be extended to such workplaces in the future or that governments in other provinces in which we have mineral properties will not pass similar orders reducing or preventing access to our properties. Any such orders may have a material adverse affect upon ongoing exploration programs at our properties and, ultimately, on our business and financial condition. At this point, the extent to which COVID-19 may impact us remains uncertain; however, it is possible that COVID-19 could have a material adverse effect on our business, results of operations and financial condition.

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Dividends

To date, we have not paid any dividends on our outstanding common shares and we have no plans to declare or pay dividends in the near future. Any decision to pay dividends on our shares will be made by our Board on the basis of our earnings, financial requirements and other conditions.

Dilution

The number of common shares we are authorized to issue is unlimited. We may, in our sole discretion, issue additional common shares from time to time, and the interests of the shareholders may be diluted thereby.

Political risks

Indigenous peoples

Various international and national laws, codes, court decisions, resolutions, conventions, guidelines, and other materials (collectively, the "Instruments") relate to the rights of indigenous peoples, including the First Nations and Metis of Canada. We operate in some areas presently or previously inhabited or used by indigenous peoples including areas in Canada over which Indigenous peoples have established or asserted Aboriginal treaty rights, Aboriginal title, or Aboriginal rights. Many of these rights or titles impose obligations on governments and private parties as they relate to the rights of indigenous people concerning resource development. Some mandate that government consult with, and if required, accommodate indigenous people for government actions which may affect indigenous people, including actions to approve or grant mining rights or exploration, development or production permits. The obligations of government and private parties under the various international and national Instruments pertaining to Indigenous people continue to evolve and be defined.

Government policy and its implementation regarding Indigenous consultation (including the requirements that are imposed on the mining industry) and accommodation continue to change. In certain circumstances, Indigenous communities are entitled to be consulted prior to, and during, resource development. The consultation and accommodation process and expectations of parties (government, Indigenous communities and industry proponents) involved can vary considerably from project to project, within stages of the project life and among Indigenous communities. There can be overlapping or inconsistent Indigenous or treaty claims respecting a project. These can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for a project, each of which could have a material adverse effect on the Company’s business, operations, results of operations, financial condition and future prospects. In addition, the federal government has committed to introducing legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples ("UNDRIP"). Some provinces and territories are also considering, or have introduced similar legislation. It is uncertain how the federal and other governments intend to implement UNDRIP. Implementation may add additional uncertainty as to the nature and extent of Aboriginal rights or title and may also include new processes and additional consultation requirements for project development and operations, which may increase costs, increase approval timelines and impose development and operational additional obligations or restrictions.

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Our current operations and current and future exploration program may be subject to a risk that one or more groups of indigenous people may oppose the operations on development of any of our properties or on properties in which we hold a direct or indirect interest, even where we have entered into agreements with applicable indigenous and non-indigenous authorities. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities. Opposition by indigenous people to our operations may require modification of or preclude development of our projects or may require us to enter into agreements with indigenous people with respect to projects on such properties. Such agreements or restrictions on operations may have a material adverse effect on our business, financial condition and results of operations. Even where such agreements have been entered into, there can be no certainty that there will not be disagreements between the Company and groups or sub-groups of Indigenous persons which may result in project delays or have other material adverse effects on the Company.

Foreign operations

While our principal exploration properties are located in Canada, we continue to hold properties in Mexico and one property in the US. Our operations in Mexico or in other countries we determine to operate in may be exposed to various levels of political, economic, and other risks and uncertainties depending on the country or countries in which we operate. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation or deflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing governments, political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors, or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions may result in a government adopting different policies with respect to foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, resource sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as our ability to continue to explore, develop, and operate those properties to which we have rights relating to exploration, development, and operations. In addition, as a result of the COVID-19 crisis international travel has been greatly reduced and we may need to rely on local representatives with respect to foreign operations. Such representatives may not have the skill or knowledge of our regular personnel.

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Regulatory risks

Government approvals

Our activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local First Nations populations. The costs associated with compliance with these laws and regulations can be substantial. Although we believe our activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, or cause additional expense, capital expenditures, restrictions or delays in the development of our properties. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of our investments in such projects may decline.

Mineral claims, licenses and permitting

Our mineral claims, licenses and permits are subject to periodic renewal and may only be renewed a limited number of times for a limited period of time. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. Our business objectives may also be impeded by the costs of holding and/or renewing the mineral claims, licenses and permits. In addition, the duration and success of efforts to obtain and renew mineral claims, licenses and permits are contingent upon many variables not within our control.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our properties, require licenses and permits from various governmental authorities. Our business requires many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations on the Company, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we are required to conduct environmental assessments pertaining to the potential impact of our operations on the environment and to take steps to avoid or mitigate those impacts. We cannot be certain that all licenses and permits that we may require for our operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that we have obtained, could have a material adverse impact on First Mining.

On August 28, 2019, the Impact Assessment Act came into force and replaced the Canadian Environmental Assessment Act, thereby establishing a new environmental assessment process. It is uncertain how the new assessment process adopted by the federal government will result in a more efficient approval process. The Impact Assessment Act broadens the assessment factors to include health, economy, social, gender, and sustainability considerations. The lack of regulatory certainty is likely to have an influence on investment decisions for major projects. Even when projects are approved on a federal level, such projects often face further delays due to interference by provincial and municipal governments, as well as court challenges related to issues such as indigenous rights, the government's duty to consult and accommodate indigenous peoples and the sufficiency of the relevant environmental review processes. Such political and legal opposition creates further uncertainty.

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Anti-bribery legislation

Our activities are subject to a number of laws that prohibit various forms of corruption, including domestic laws, that prohibit both commercial and official bribery and anti-bribery laws that have a global reach such as the Corruption of Foreign Public Officials Act. The increasing number and severity of enforcement actions in recent years present particular risks with respect to our business activities, to the degree that any employee or other person acting on our behalf might offer, authorize, or make an improper payment to a government official, party official, candidate for political office, or political party, an employee of a state-owned or state-controlled enterprise, or an employee of a public international organization.

Transparency in the extractive industry

The Canadian Extractive Sector Transparency Measures Act (“ESTMA”) came into force on June 1, 2015 and applies to fiscal periods which commenced after that date. As a result, as a Canadian publicly listed corporation we must report annually on payments of $100,000 or more made to any level of government in Canada or abroad related to a single project. The reporting applies to taxes, licences, fees, royalties, production entitlements, bonuses, dividends, fines and infrastructure payments. Our reports under ESTMA are publicly available on the Department of Natural Resources website (www.nrcan.gc.ca).

Environmental risks

Environmental laws and regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions, conditions and prohibitions on, amongst other things, spills, releases or emissions of various substances produced in association with mining operations and development. The legislation also requires that mines and exploration sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and may require the deposit of adequate reclamation and remediation security. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Companies engaged in exploration and development of mineral properties may from time to time experience increased costs and delays in exploration and production as a result of the need to comply with applicable laws, regulations and permits. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities. We cannot give any assurance that, notwithstanding our precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material and adverse effect on our future cash flows, earnings, results of operations and financial condition. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws even where there has been no intentional wrong-doing.

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Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

Companies engaged in the exploration and development of mineral properties may from time to time experience increased costs and delays in exploration and production as a result of the need to comply with applicable laws, regulations and permits.

Compliance with emerging climate change regulations

Climate change is an international concern and poses risks to issuers of both direct and indirect effects of physical climate changes and government policy including climate change legislation and treaties. Both types of risks could result in increased costs, and therefore decreased profitability of our operations. Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on our results of operations and financial condition. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on our results of operations and financial condition.

Climate change may result in a number of physical impacts on our business, including an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms), water shortages and extreme temperatures, which have the potential to disrupt our exploration and development plans and may have other impacts on our business, including transportation difficulties and supply disruptions. Our emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

Industry risks

Speculative nature of mineral development activities

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, may, for a variety of factors not be economic to produce.

The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as:

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market fluctuations;

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the proximity and capacity of milling facilities;

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mineral markets;

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processing equipment; and

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government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

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Estimates of mineral resources, mineral reserves, mineral deposits and production costs can also be affected by such factors as:

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environmental permitting regulations and requirements;

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weather;

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environmental factors;

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unforeseen technical difficulties;

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unusual or unexpected geological formations; and

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work interruptions.

In addition, the grade of mineralized material ultimately mined may differ from that indicated by drilling results.

Short term factors relating to mineral properties, such as the need for orderly development of mineralized bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in mineralized material reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Our mineral properties are all in the exploration stage only and are without known bodies of commercial mineralized material. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. There is no assurance that our mineral exploration activities will result in any discoveries of new commercial bodies of mineralized material. There are no reassurances that commercial production activities will commence on any of our properties.

Competition

The mining industry is highly competitive. We compete with companies for the acquisition, exploration and development of gold and other precious and base metals, and for capital to finance such activities, and such companies may have similar or greater financial, technical and personnel resources available to them.

Other risks

Reliance on key employees

We manage our business with a number of key personnel, including key contractors, the temporary or permanent loss or unavailability (including as a result of exposure to or quarantine as a result of COVID-19) of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. In assessing the risk of an investment in our shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management team and board of directors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us. We do not maintain “key person” insurance policies in respect of our key personnel.

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Conflicts of interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest. The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with our Code of Business Conduct and Ethics. As a result of a conflict of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

Uninsured risks

Our business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to our properties, personal injury or death, delays in program development, monetary losses and possible legal liability.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error and mistakes could result in significant uninsured losses to us. These could include, but are not limited to, loss or forfeiture of mineral claims or other assets for non‐payment of fees or taxes, erroneous or incomplete filings or non‐fulfillment of other obligations, significant tax liabilities in connection with any tax planning effort we might undertake or mistakes in interpretation and implementation of tax laws and practices, and legal claims for errors or mistakes by our personnel.

Although we maintain insurance to protect against certain risks in amounts that we consider reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against certain risks, such as environmental pollution or other hazards as a result of exploration and production, is not generally available to us or to other mineral exploration companies on acceptable terms. We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance, results of operations and business outlook.

Litigation and regulatory proceedings

We may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with our operations, or investigations relating thereto. While we are presently unable to quantify any potential liability under any of the above heads of damage, such liability may be material to us and may materially adversely affect our ability to continue operations. In addition, we may be subject to actions or related investigations by governmental or regulatory authorities in connection with our business activities, including, but not limited to, current and historic activities at our mineral properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of our licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of our operations. Our current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

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Future Acquisitions and Dispositions

As part of our business strategy, we have sought and may continue to seek new mining and exploration opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into us. Ultimately, any acquisitions would be accompanied by risks, which could include:

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a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;

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a material ore body could prove to be below expectations;

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difficulty in integrating and assimilating the operations and workforce of any acquired companies;

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realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

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the bankruptcy of parties with whom we have arrangements;

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maintaining uniform standards, policies and controls across the organization;

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disruption of our ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;

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the acquired business or assets may have unknown liabilities which may be significant;

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delays as a result of regulatory approvals; and

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exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

Any material issues that we encounter in connection with an acquisition could have a material adverse effect on our business, results of operations and financial position.

Joint ventures

Our business plan anticipates that we may retain interest in properties which we have transferred in whole or in part to other parties who may choose to establish mining operations, and that interest may be in the form of a joint venture or earn-in arrangement, such as the Earn-In Agreement entered into in relation to the Pickle Crow Project. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests that may be held through joint venture arrangements, including the Pickle Crow Project, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition:

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disagreements with joint venture partners on how to develop and operate mines efficiently;

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inability to exert influence over certain strategic decisions made in respect of joint venture properties;

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inability of joint venture partners to meet their obligations to the joint venture or third parties; and

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litigation between joint venture partners regarding joint venture matters.

We do not intend to be the operator of the Pickle Crow Project and therefore the success of any operations will be dependent on our joint venture partner (who will act as operator). We are subject to the decisions made by the operator in the operation of the Pickle Crow Project and we will have to rely on the operator for accurate information about the project. Failure by the operator to prudently manage the operations of the Pickle Crow Project could have a material adverse effect on our business, results of operations and financial position.

Future Sales of Shares

Sales of a substantial number of our shares in the public market could occur at any time following, or in connection with, the completion of any offering. These sales, or the market perception that the holders of a large number of our shareholders intend to sell our shares, could reduce the market price of our shares. A decline in the market price of the shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The issuance of shares to shareholders whose investment profile may not be consistent with our business may lead to significant sales of our shares or a perception that such sales may occur, either of which could have a material adverse effect on the market for and market price of our shares. We are unable to predict the effect that sales may have on the then prevailing market price of our shares.

Reputation Loss

Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition and growth prospects. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to us and our activities, whether true or not. We do not ultimately have direct control over how we are perceived by others and reputational loss could have a material adverse impact on our financial performance, financial condition and growth prospects.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which comprise of marketable securities and mineral property investments, in other mineral property exploration companies.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars, US dollars, and Mexican Pesos. A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows.

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Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash.

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. As a result of the ongoing COVID-19 crisis, global financial markets, and the economy in general, are experiencing extreme volatility which may impact our ability to obtain financing. Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

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Other risks

Our business and operations are subject to a number of risks and hazards including:

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environmental hazards;

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discharge of pollutants or hazardous chemicals;

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industrial accidents;

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failure of processing and mining equipment;

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labour disputes;

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supply problems and delays (including as a result of public health crises);

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changes in regulatory environment;

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encountering unusual or unexpected geologic formations or other geological or grade problems;

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encountering unanticipated ground or water conditions;

●
cave-ins, pit-wall failures, flooding, rock bursts and fire;

●
periodic interruptions due to inclement or hazardous weather conditions;

●
uncertainties relating to the interpretation of drill results;

●
inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

●
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration or development results will not be consistent with our expectations;

●
the potential for delays in exploration or the completion of feasibility studies; and

●
other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, properties or equipment, personal injury or death, loss of key employees, environmental damage, delays in development programs, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on future cash flow, results of operations and financial condition.

Legal proceedings

There are no material legal proceedings which we are or were a party to or to which our properties are or were subject, either during the financial year ended December 31, 2019 or as of the date of this AIF, nor are we aware that any material proceedings are contemplated.

During the financial year ended December 31, 2019, and as of the date of this AIF, we have not had any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or by a court or regulatory body. We have also never been involved in a settlement agreement before a court relating to securities legislation or with a securities regulatory authority.

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Investor information

Share capital

Our authorized share capital consists of:

●
an unlimited number of common shares; and

●
an unlimited number of preferred shares, issuable in series.

Common shares

We can issue an unlimited number of common shares with no nominal or par value. As of December 31, 2019 and as of the date of this AIF, we had 591,997,138 common shares and 632,619,453 common shares outstanding, respectively. All of our outstanding common shares are fully paid and non-assessable.

The following is a summary of the principal attributes of our common shares:

Voting rights

Holders of our common shares are entitled to vote on all matters that are to be voted on at any shareholder meeting, other than meetings that are only for holders of another class or series of shares. Each common share you own represents one vote. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends

Holders of our common shares are entitled to share pro rata in any profits of First Mining to the extent that such profits are distributed either through the declaration of dividends by our Board or otherwise distributed to shareholders. There are no indentures or agreements limiting the payment of dividends. The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Rights on dissolution

In the event of the liquidation, dissolution or winding up of First Mining, the holders of our common shares will be entitled to receive, on a pro rata basis, all of our assets remaining after payment of all of our liabilities.

Pre-emptive, conversion and other rights

Holders of our common shares have no pre-emptive, redemption, purchase or conversion rights attaching to their shares, and our common shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of our common shares. There are no provisions discriminating against any existing or prospective holder of our common shares as a result of such shareholder owning a substantial number of common shares. In addition, non-residents of Canada who hold our common shares have the same rights as shareholders who are residents of Canada.

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Preferred shares

We can issue an unlimited number of preferred shares with no nominal or par value. As of the date of this AIF, we did not have any preferred shares outstanding.

The preferred shares are issuable in series. The preferred shares of each series rank in parity with the preferred shares of every other series with respect to dividends and return of capital and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of First Mining.

Our Board of Directors is empowered to fix the number of shares and the rights to be attached to the preferred shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to our articles of incorporation and to applicable law, the preferred shares as a class are not entitled to receive notice of or attend or vote at meetings of the Company’s shareholders.

Security-based compensation and convertible securities

Security-based compensation

Our shareholders most recently approved the Company’s existing share-based compensation plan (the “Share-Based Compensation Plan”) on June 25, 2019. The maximum number of common shares issuable under the Share-Based Compensation Plan, together with the number of common shares issuable under any other security-based compensation arrangement of the Company, shall not in the aggregate exceed 10% of our issued and outstanding common shares.

The Share-Based Compensation Plan allows for the issuance of up to 10% of our issued and outstanding common shares as incentive share options (“Options”), bonus shares, restricted share units, performance share units and deferred share units to our directors, officers, employees and consultants.

For a full description of the Share-Based Compensation Plan, see the section entitled “Particulars of the Matters to be Acted Upon – Approval of share-based compensation plan” in our most recent management information circular dated May 15, 2019.

As of December 31, 2019 and as of the date of this AIF, there were 46,927,500 Options and 55,277,500 Options, outstanding, respectively, with exercise prices ranging from $0.25 to $0.95, and expiry dates ranging from March 30, 2020 to January 31, 2025. We have not made any awards other than Options since the approval of the Share-Based Compensation Plan.

Warrants

In addition to the outstanding Options noted above, as of December 31, 2019 and as of the date of this AIF, there were 15,872,998 share purchase warrants and 34,583,157 share purchase warrants outstanding, respectively, to acquire common shares of First Mining at exercise prices ranging from $0.33 to $0.44, and with expiry dates ranging from June 16, 2021 to March 6, 2023.

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Escrowed securities

No common shares of First Mining were held in escrow or subject to a contractual restriction on transfer as at December 31, 2019.

Material contracts

With the exception of contracts made in the ordinary course of business, as of the date of this AIF, we have no material contracts other than the Earn-In Agreement with Auteco in relation to the Pickle Crow Project pursuant to which Auteco may earn up to an 80% interest PC Gold, which owns the Pickle Crow Project. For a summary of the key terms of the Earn-In Agreement, see the section in this AIF entitled “Pickle Crow – Recent developments.”

Market for our securities

Our common shares are listed and traded on the TSX under the symbol “FF”, on the OTC-QX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

We have a registrar and transfer agent for our common shares:

Computershare Investor Services Inc.
510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

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Trading activity

The table below shows the high and low closing prices and trading volumes of our common shares on the TSX for each month of our most recently completed financial year.

2019	High ($)	Low ($)	Volume
January	0.395	0.310	19,972,000
February	0.390	0.325	5,622,000
March	0.410	0.330	9,068,200
April	0.340	0.265	5,908,800
May	0.320	0.255	8,671,100
June	0.270	0.205	63,705,900
July	0.325	0.225	22,412,300
August	0.310	0.255	15,827,800
September	0.285	0.245	10,339,600
October	0.250	0.220	8,791,800
November	0.240	0.205	7,306,800
December	0.265	0.215	15,763,000
TOTAL			193,389,300

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Our team

Directors

All our directors are elected for a one-year term, and hold office until our next annual shareholder meeting, unless he or she resigns before that time or steps down, as required by corporate law. The directors of First Mining as of the date of this AIF are as follows:

Director	Board committees	Principal occupation or employment for past five years
Keith Neumeyer Zug, Switzerland Director since March 30, 2015	Chairman of the Board Audit Committee Compensation Committee Corporate Governance Committee

Director and Chairman of First Mining since March 30, 2015

November 2001 to present – Founder, President and Chief Executive Officer, First Majestic Silver Corp. (mining company)

December 1998 to present – Director, First Majestic Silver Corp. (mining company)

Ownership of Securities:	13,655,313 shares	750,000 warrants	7,190,000 options

Director	Board committees	Principal occupation or employment for past five years
Michel Bouchard Québec, Canada Director since April 8, 2016	Audit Committee Compensation Committee (chair)

Director of First Mining since April 8, 2016

September 2016 to present – Director, SIRIOS Resources Inc. (mining company)

July 2016 to present – Chairman, Monarques Gold Corp. (mining company)

May 2013 to present – Director, Cartier Resources Inc. (mining company)

November 2011 to April 2016 – President, Chief Executive Officer and a Director of Clifton Star Resources Inc. (mining company)

Ownership of Securities:	1,028,000 shares	25,000 warrants	1,725,000 options

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Director	Board committees	Principal occupation or employment for past five years
Raymond L. Polman, CPA, CA British Columbia, Canada Director since March 30, 2015	Audit Committee (chair) Compensation Committee Corporate Governance Committee	Director of First Mining since March 30, 2015 February 2007 to present – Chief Financial Officer of First Majestic Silver Corp. (mining company)
Ownership of Securities:	408,333 shares	NIL warrants	2,375,000 options

Director	Board committees	Principal occupation or employment for past five years
Dr. David Shaw, Ph.D. British Columbia, Canada Director since March 30, 2015 (Director of the predecessor company, Albion Petroleum Ltd., since April 5, 2005)	Compensation Committee Corporate Governance Committee (chair)

December 2018 to present – Director of Cerro de Pasco Resources Inc. (mining company)

June 2014 to present – Director of Medallion Resources Ltd. (mining company)

December 2010 to present – Director of Great Quest Fertilizer Ltd. (mining company)

June 2000 to present – President of Duckmanton Partners Ltd. (consulting business)

January 2005 to December 2019 – Director, First Majestic Silver Corp. (mining company)

April 2005 to March 2015 – President and Director of Albion Petroleum Ltd. (capital pool company)

Ownership of Securities:	1,047,917 shares	56,333 warrants	2,775,000 options

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Director	Board committees	Principal occupation or employment for past five years
Dan Wilton British Columbia, Canada Director since January 7, 2019	None

Chief Executive Officer and a Director of First Mining since January 7, 2019

December 2018 to present – Director of South Star Mining Corp. (mining company)

September 2010 to present – Director of Providence Health Care (non-profit health care provider)

February 2013 to April 2018 – Partner of Pacific Road Capital Management Pty Ltd. (global private equity investment firm)

Ownership of Securities:	4,490,000 shares	2,000,000 warrants	6,000,000 options

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Officers

The officers of our Company as of the date of this AIF are as follows:

Officer	Principal occupation or employment for past five years
Dan Wilton Chief Executive Officer British Columbia, Canada

Chief Executive Officer and a Director of First Mining since January 7, 2019

December 2018 to present – Director of South Star Mining Corp. (mining company)

September 2010 to present – Director of Providence Health Care (non-profit health care provider)

February 2013 to April 2018 – Partner of Pacific Road Capital Management Pty Ltd. (global private equity investment firm)

Ownership of Securities:	4,490,000 shares	2,000,000 warrants	6,000,000 options

Officer	Principal occupation or employment for past five years
Ken Engquist Chief Operating Officer British Columbia, Canada

Chief Operating Officer of First Mining since April 2019

November 2018 to March 2019 – Managing Consultant, Project Development for Tinka Resources Limited (mining company)

February 2018 to December 2018 – Managing Consultant, Project Development for Arizona Mining Inc. (mining company)

January 2017 to January 2018 – Vice President, Project Development of Nevsun Resources Ltd. (mining company)

January 2014 to July 2016 – Vice President, Project Development and Engineering for Pilot Gold Inc. (mining company)

Ownership of Securities:	360,000 shares	137,500 warrants	2,800,000 options

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Officer	Principal occupation or employment for past five years
Andrew Marshall, CA, CFA Chief Financial Officer British Columbia, Canada

Chief Financial Officer of First Mining since September 2016

June 2015 to September 2016 – Controller of First Mining

June 2013 to June 2015 – Director of Finance, Great Panther Silver Ltd. (mining company)

October 2011 to June 2013 – Controller, Alexco Resource Corp. (mining company)

Ownership of Securities:	200,000 shares	29,600 warrants	3,100,000 options

Officer	Principal occupation or employment for past five years
Samir Patel, LL.B. (Hons) General Counsel and Corporate Secretary British Columbia, Canada

General Counsel and Corporate Secretary of First Mining since January 2019

June 2016 to December 2018 – Corporate Counsel and Corporate Secretary of First Mining

November 2012 to May 2016 – Corporate Counsel and Corporate Secretary of Wellgreen Platinum Ltd. (mining company)

November 2012 to February 2013 – Corporate Counsel and Corporate Secretary, Prophecy Coal Corp. (mining company)

September 2009 to November 2012 – Associate, Securities & Capital Markets group, Borden Ladner Gervais LLP (law firm)

Ownership of Securities:	200,000 shares	39,250 warrants	2,650,000 options

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Officer	Principal occupation or employment for past five years
Mal Karwowska Vice President, Corporate Development & Investor Relations British Columbia, Canada

Vice President, Corporate Development & Investor Relations of First Mining since April 2019

November 2016 to August 2018 – Investment Manager at Pacific Road Capital Management Pty Ltd. (global private equity investment firm)

August 2015 to November 2016 – Business Development Director at Oxygen Capital Corp. (mining house providing services to a portfolio of public companies, including at the time True Gold Mining Inc., Pure Gold Mining Inc. and Pilot Gold Inc.).

April 2014 to June 2015 – Senior Investment Research Analyst at Liberty Metals & Mining Holdings, LLP (investment arm of Liberty Mutual Investments based in Boston)

Ownership of Securities:	142,100 shares	45,000 warrants	1,450,000 options

To our knowledge, the total number of common shares that the directors and officers as a group either: (i) beneficially owned; or (ii) exercised direction or control over, directly or indirectly, as at the date of this AIF was 21,531,663 common shares. This represents approximately 3.4% of our outstanding common shares as at the date of this AIF (on an undiluted basis).

Interest of management and others in material transactions

To the best of our knowledge, none of the directors, executive officers or shareholders that either: (i) beneficially own; or (ii) control or direct, directly or indirectly, over 10% of any class of our outstanding securities, nor their associates or affiliates, have or have had within the three most recently completed financial years, any material interests, direct or indirect, in transactions which have materially affected, or are reasonably expected to materially affect, our Company.

Conflicts of interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest. The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director must disclose his interest in such contract or agreement and must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and in accordance with our Code of Business Conduct and Ethics.

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Other information about our directors and officers

None of our directors or officers, or a shareholder holding a sufficient number of securities of First Mining to affect materially the control of our Company, is or was a director or executive officer of another company (including our Company) in the past 10 years that:

●
was subject to a cease trade or similar order, or an order denying that company any exemption under securities legislation that was in effect for more than 30 consecutive days, while the director or executive officer held that role with the company;

●
was involved in an event while the director or executive officer was acting in that capacity that resulted in the company being subject to one of the above orders after the director or executive officer no longer held that role with the company; or

●
while acting in that capacity, or within a year of acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of them in the past 10 years:

●
became bankrupt;

●
made a proposal under any legislation relating to bankruptcy or insolvency;

●
has been subject to or launched any proceedings, arrangement or compromise with any creditors; or

●
had a receiver, receiver manager or trustee appointed to hold any of their assets.

None of them has ever been subject to:

●
penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

●
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Audit Committee information

National Instrument 52-110 Audit Committees (“NI 52-110”) requires us to have an audit committee (the “Audit Committee”) comprised of not less than three directors all of whom are “independent” and “financially literate” (as such terms are defined in NI 52-110). NI 52-110 also requires us to disclose in this AIF certain information regarding the Audit Committee. That disclosure is set out below.

Overview

The Company’s Audit Committee is principally responsible for:

●
recommending to our Board the external auditor to be nominated for election by the shareholders at each annual general meeting and negotiating the compensation of such external auditor;

●
overseeing the work of the external auditor;

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●
reviewing our annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by our Board and publicly disseminated; and

●
reviewing our financial reporting procedures and internal controls to ensure adequate procedures are in place for our public disclosure of financial information extracted or derived from our financial statements.

Committee charter

A copy of the Audit Committee’s charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Our current Audit Committee consists of Raymond Polman (current chairman of the Audit Committee), Keith Neumeyer and Michel Bouchard.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of our Board, reasonably interfere with the exercise of the member’s independent judgment. All of the members of our Audit Committee are “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of our Audit Committee are “financially literate” as that term is defined in NI 52-110.

Relevant education and experience

The following is a description of the skills and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities as a member of the Audit Committee:

Raymond Polman (Chairman of Audit Committee)

Mr. Polman has over 30 years of public accounting and corporate finance experience in the Canadian and US financial markets and has been Chief Financial Officer of First Majestic Silver Corp. since February 2007. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately-owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte LLP.

Keith Neumeyer

Mr. Neumeyer has worked in the investment community for over 30 years. He began his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. He also founded and is currently the Chief Executive Officer of First Majestic Silver Corp. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

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Michel Bouchard

Mr. Bouchard has been involved in the exploration, development and production aspects of the mining sector for over 30 years. From November 2011 to April 2016, he was the President and CEO, and a director, of Clifton Star, and upon the acquisition of Clifton Star by First Mining, he was appointed to the Board of First Mining. Mr. Bouchard has also been a director and senior officer of several public companies in the mining sector. He is credited with the co-discovery of the Bouchard-Hebert Mine in north western Québec, and he has held senior executive positions at Aiguebelle Resources, Audrey Resources, Lyon Lake Mines, SOQUEM, Cadiscor, McWatters Mines, North American Palladium Inc. and NAP Québec Inc. As such, Mr. Bouchard has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the mining industry. Mr. Bouchard has a Bachelor of Science (Geology) Degree and a Master of Science (Geology) Degree from the University of Montreal, and an MBA from HEC Montréal.

Audit Committee oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on certain exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-approval policies and procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, the Audit Committee approves all non-audit services in advance.

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External auditor service fees (by category)

PricewaterhouseCoopers LLP served as the Company’s external auditor for the years ended December 31, 2019 and December 31, 2018. The aggregate fees billed by our external auditor during the years ended December 31, 2019 and December 31, 2018 are set out in the table below:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Audit fees (1)	$164,430	$121,931
Audit-related fees (2)	Nil	Nil
Tax fees (3)	$29,715	$34,545
All other fees (4)	Nil	Nil
Total	$194,145	$156,476

(1)
Represents the aggregate fees billed and expected to be billed by our external auditor for audit services. In addition to the amounts billed during the calendar years 2019 and 2018, for the audit year ended December 31, 2019, an amount of $46,725 (2018 – $53,813) relating to audit fees expected to be billed in calendar year 2020 has been included above. For the audit year ended December 31, 2018, an additional fee of $2,388 was billed that is included in the audit fees of $121,931.

(2)
Represents the aggregate fees billed for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not included under “Audit Fees”.

(3)
Represents the aggregate fees billed for professional services rendered by our external auditor for tax compliance, tax advice and tax planning. For the audit year ended December 31, 2018, an additional fee of $32,865 was billed that is included in the tax fees of $34,545.

(4)
Represents the aggregate fees billed for products and services provided by our external auditor other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

Interests of experts

Auditor

Our auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent registered public accounting firm’s report dated March 30, 2020 in respect of the Company’s consolidated financial statements as at December 31, 2019 and for the year then ended. PricewaterhouseCoopers LLP has confirmed that they are independent with respect to the Company in compliance with PCAOB Rule 3520, and the Chartered Professional Accountants of British Columbia Code of Professional Conduct. They are located at Suite 1400 – 250 Howe Street, Vancouver, British Columbia V6C 3S7.

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Qualified persons

All technical and scientific information discussed in this AIF, including mineral resource estimates for our material properties, and all technical and scientific information for our other non-material projects, has been reviewed and approved by our Director, Data Management and Technical Services, Hazel Mullin, P.Geo., who is a qualified person for the purposes of NI 43-101.

The following individuals prepared the Springpole Technical Report:

●
Dr. Gilles Arseneau, Ph.D., P.Geo., Associate Consultant (Geology), of SRK Consulting (Canada) Inc.;

●
Grant Carlson, P.Eng., Senior Consultant (Mining), of SRK Consulting (Canada) Inc.;

●
Bruce Andrew Murphy, P.Eng., Practice Leader (Geotechnical), of SRK Consulting (Canada) Inc.;

●
Neil Winkelmann, FAusIMM, Principal Consultant (Mining), of SRK Consulting (Canada) Inc.;

●
Mark Liskowich, P.Geo., Principal Consultant (GeoEnvironmental), of SRK Consulting (Canada), Inc.;

●
Michel Noël, P.Eng., Principal Consultant (GeoEnvironmental), of SRK Consulting (Canada) Inc.;

●
Michael Royle, M.App.Sci., P.Geo., Principal Consultant (Hydrogeology), of SRK Consulting (Canada) Inc.;

●
Mauricio Herrera, Ph.D., P.Eng., Principal Consultant (Surface Water Management), of SRK Consulting (Canada) Inc.; and

●
Laurie Tahija, MMSA-QP, Principal Consultant (Processing), of M3 Engineering and Technology Corporation.

Todd McCracken, P.Geo., Manager – Mining of WSP Canada Inc., prepared the Goldlund Technical Report.

Mark Drabble, B.App.Sci (Geology), MAIG, MAusIMM, and Kahan Cervoj, B.App.Sci (Geology), MAIG, MAusIMM, Principal Consultants of Optiro Pty Limited, prepared the Cameron Gold Technical Report.

B. Terrence Hennessey, P.Geo., of Micon International Limited, prepared the Pickle Crow Technical Report.

Michael P. Cullen, M.Sc., P.Geo., of Mercator Geological Services Limited, prepared the Hope Brook Technical Report.

Each of the abovementioned firms or persons named in this section, “Qualified persons”, hold, as either a registered or beneficial holder, less than one percent of the outstanding securities of First Mining or of any associate or affiliate of First Mining. None of the aforementioned firms or persons received any direct or indirect interest in any securities of First Mining or of any associate or affiliate of First Mining in connection with the preparation and review of any technical report or this AIF. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms or persons, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

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Legal counsel

Our external legal counsel is Bennett Jones LLP, and they are located at Suite 2500, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

Additional information

You can find more information about First Mining under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Our most recent management information circular dated May 15, 2019 contains additional information on how our directors and officers are compensated, the principal holders of our securities, and the securities that are authorized for issuance under our equity compensation plans, and is available under our SEDAR profile at www.sedar.com.

For additional financial information about First Mining, see our audited consolidated annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2019, which are also available under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Copies of the above documents may be obtained from First Mining by contacting us at Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2, telephone: 1.844.306.8827.

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Appendix A

FIRST MINING GOLD CORP.

AUDIT COMMITTEE CHARTER

1.
INTRODUCTION

(a)
The audit committee (the “Committee”) is appointed by the board of directors (the “Board”) of First Mining Gold Corp. (the “Company”) to be responsible for the oversight of the accounting and financial reporting process and financial statement audits of the Company.

(b)
This charter is prepared to assist the Committee, the Board and management in clarifying responsibilities and ensuring effective communication between the Committee, the Board and management.

2.
COMPOSITION

(a)
The Committee will be composed of three directors from the Board, a majority of whom will be independent (as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices).

(b)
All members of the Committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

3.
RESPONSIBILITIES

The Committee has the responsibility to:

(i)
review and report to the board of directors of the Company on the following before they are publicly disclosed:

(A)
the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Company;

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(B)
the auditor’s report, if any, prepared in relation to those financial statements,

(ii)
review the Company’s annual and interim earnings press releases before the Company publicly discloses this information;

(iii)
satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

(iv)
recommend to the Board:

(A)
the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(B)
the compensation of the external auditor,

(v)
oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)
monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established;

(vii)
monitor the management of the principal risks that could impact the financial reporting of the Company;

(viii)
establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(ix)
pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor;

(x)
review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(xi)
with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings; and

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(xii)
review, and report to the Board on its concurrence with the disclosure required by Form 52-110F2 – Disclosure by Venture Issuers in any management information circular prepared by the Company.

4.
AUTHORITY

(a)
The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.

(b)
The Committee has the authority to communicate directly with and to meet with the external auditor, without management involvement. This extends to requiring the external auditor to report directly to the Committee.

5.
REPORTING

(a)
The Committee will report to the Board on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Board meeting.

6.
EFFECTIVE DATE

(a)
This Charter was implemented by the Board on May 19, 2015.

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